As filed with the Securities and Exchange Commission on November 19, 1998 Registration No. 333-60461

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                       PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                   FORM S-6

                  FOR REGISTRATION UNDER THE SECURITIES ACT
                   OF 1933 OF SECURITIES OF UNIT INVESTMENT
                       TRUSTS REGISTERED ON FORM N-8B-2

                    PACIFIC SELECT EXEC SEPARATE ACCOUNT OF
                        PACIFIC LIFE INSURANCE COMPANY
                          (Exact Name of Registrant)

                        PACIFIC LIFE INSURANCE COMPANY
                              (Name of Depositor)

                           700 Newport Center Drive
                                 P.O. Box 9000
                        Newport Beach, California  92660
              (Address of Depositor's Principal Executive Office)

                                Diane N. Ledger
                                Vice President
                        Pacific Life Insurance Company
                           700 Newport Center Drive
                                 P.O. Box 9000
                        Newport Beach, California 92660
              (Name and Address of Agent for Service of Process)

                                  Copies to:

                            Jeffrey S. Puretz, Esq.
                            Dechert Price & Rhoads
                             1775 Eye Street, N.W.
                         Washington, D.C.  20006-2401


Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.


Title of securities being registered: interests in the Separate Account under Pacific Select Exec II Flexible Premium Variable Life Insurance Policies.

Filing fee: None


The Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Rule 24F-2 under the Investment Company Act of 1940, and will file its Rule 24f-2 Notice for the fiscal year ending December 31, 1998, within the time period required by Section 24 of the Investment Company ACt of 1940 and applicable regulations thereunder.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pacific Select Exec Separate Account of Pacific
Life Insurance Company

CROSS-REFERENCE SHEET

Pursuant to Rule 404(c) of Regulation C
under the Securities Act of 1933

(Form N-8B-2 Items required by Instruction as to the Prospectus in Form S-6)

Form N-8B-2                                Form S-6
Item Number                                Heading in Prospectus

1.(a) Name of trust                        Prospectus front cover

(b) Title of securities issued             Prospectus front cover

2. Name and address of each depositor      Prospectus front cover

3. Name and address of trustee             N/A

4. Name and address of each principal      Pacific Life
   underwriter                             Insurance Company

5. State of organization of trust          Pacific Select Exec
                                           Separate Account

6. Execution and termination of trust      Pacific Select Exec
   agreement                               Separate Account

7. Changes of name                         N/A

8. Fiscal year                             N/A

9. Litigation                              N/A

II. General Description of the Trust
and Securities of the Trust

10.(a) Registered or bearer
securities                                 The Policy

(b) Cumulative or distributive
securities                              The Policy

(c) Conversion, transfer, etc.          Transfers, Surrenders,
                                        Withdrawals and
                                        Policy Loans;
                                        Surrender

(d) Periodic payment plan               N/A

(e) Voting rights                       Voting on Fund Shares

(f) Notice to security holders          Confirmation Statements and Other
                                        Reports to Owners

(g) Consents required                   Disregard of Voting
                                        Instructions;
                                        Substitution of
                                        Investments

(h) Other provisions                    The Policy

11. Type of securities comprising
units                                   The Policy

12. Certain information regarding
periodic payment plan
certificates                            N/A

13.(a) Load, fees, expenses, etc.       Charges and Deductions

(b) Certain information regarding
periodic payment plan
certificates                            N/A

(c) Certain percentages                 Charges and Deductions

(d) Certain other fees, etc.            Charges and Deductions

(e) Certain other profits or
benefits                                The Policy

(f) Ratio of annual charges to
income                                  N/A

14. Issuance of trust's securities      The Policy

15. Receipt and handling of payments
from purchasers                             The Policy; Premiums

16. Acquisition and disposition of          Introduction; Pacific
underlying securities                       Select Exec Separate
                                            Account; The Policy

17. Withdrawal or redemption                Transfers, Surrenders,
                                            Withdrawals and
                                            Policy Loans;
                                            Surrender

18.(a) Receipt, custody and dis-
position of income                          The Policy

(b) Reinvestment of
distributions                               N/A

(c) Reserves or special funds               N/A

(d) Schedule of distributions               N/A

19. Records, accounts and reports           Confirmation Statements and Other
                                            Reports to Owners

20. Certain miscellaneous provisions
of trust agreement:

(a) Amendment                               N/A

(b) Termination                             N/A

(c) and (d) Trustees, removal and
successor                                   N/A

(e) and (f) Depositors, removal
and successor                               N/A

21. Loans to security holders               Policy Loans

22. Limitations on liability                N/A

23. Bonding arrangements                    N/A

24. Other material provisions of
trust agreement                             N/A

III. Organizations, Personnel and
Affiliated Persons of Depositor

25. Organization of depositor                   Pacific Life
                                                Insurance Company

26. Fees received by depositor                  See Items 13(a) and
                                                13(e)

27. Business of depositor                       Pacific Life
                                                Insurance Company

28. Certain information as to officials
and affiliated persons of                       More about Pacific
depositor                                       Life

29. Voting securities of depositor              N/A

30. Persons controlling depositor               N/A

31. Payments by depositor for certain services
rendered to trust                               N/A

32. Payments by depositor for certain
other services rendered to trust                N/A

33. Remuneration of employees of
depositor for certain services
rendered to trust                               Charges and Deductions

34. Remuneration of other persons
for certain services rendered
to trust                                        Charges and Deductions

IV. Distribution and Redemption of
Securities

35. Distribution of trust's securities
by states                                       N/A

36. Suspension of sales of trust's
securities                                      N/A

37. Revocation of authority to
distribute                                      N/A

38.(a) Method of distribution           Distribution of the
                                        Policy

(b) Underwriting agreements             Distribution of the
                                        Policy

(c) Selling agreements                  Distribution of the
                                        Policy

39.(a) Organization of principal
underwriters                            See Item 25

(b) N.A.S.D. membership of
principal underwriters                  See Item 25

40. Certain fees received by principal  See Items 13(a) and
underwriters                            13(e)

41.(a) Business of each principal
underwriter                             See Item 27

(b) Branch offices of each
principal underwriter                   N/A

(c) Salesmen of each principal
underwriter                             N/A

42. Ownership of trust's securities
by certain persons                      N/A

43. Certain brokerage commissions
received by principal
underwriters                            N/A

44.(a) Method of valuation              Determination of
                                        Accumulated Value

(b) Schedule as to offering
price                                   Charges and Deductions

(c) Variation in offering price
to certain persons                      Charges and Deductions

45. Suspension of redemption rights     Surrender

46.(a) Redemption valuation                  See Items 10(c) and (d)

(b) Schedule as to redemption
price                                        Surrender

47. Maintenance of position in
underlying securities                        The Pacific Select Fund

V. Information Concerning the
Trustee or Custodian

48. Organization and regulation of
trustee                                      N/A

49. Fees and expenses of trustees            N/A

50. Trustee's lien                           N/A

VI. Information Concerning Insurance of
Holders of Securities

51. Insurance of holders of trust's          Pacific Life
securities                                   Insurance Company;
                                             The Policy

52.(a) Provisions of trust agreement
with respect to selection or
elimination of under-                        Substitution of
lying securities                             Investments

(b) Transactions involving elimi-
nation of underlying                         Substitution of
securities                                   Investments

(c) Policy regarding substitution
or elimination of under-                     See Items 13(a) and
lying securities                             52(a)

(d) Fundamental policy not other-
wise covered                                 N/A

53. Tax status of trust                      Federal Income Tax
                                             Considerations

VIII. Financial and Statistical Information

54. Trust's securities during last
ten years                                N/A

55. N/A

56. Certain information regarding peri-
odic payment plan certificates           Premiums

57. N/A

58. N/A

59. Financial statements (Instruc-
tion 1(c) of "Instructions as
to the Prospectus" of Form
S-6)                                     Financial Statements

                            OF PACIFIC SELECT EXEC
                                Flexible Premium
                            Variable Universal Life

                                PROSPECTUSES FOR

                             PACIFIC SELECT EXEC II

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                                UNDERWRITTEN BY

                         PACIFIC LIFE INSURANCE COMPANY

                                DATED    , 1998

                                --------------

                              PACIFIC SELECT FUND

                               DATED MAY 1, 1998

                                     PACIFIC SELECT EXEC II
                                 FLEXIBLE PREMIUM VARIABLE LIFE
                                        INSURANCE POLICY
[LOGO OF PACIFIC SELECT
       EXEC II]                 ISSUED BY PACIFIC LIFE INSURANCE
                                             COMPANY
                                    700 NEWPORT CENTER DRIVE
                                 NEWPORT BEACH, CALIFORNIA 92660
                                         1-800-800-7681
OF PACIFIC SELECT EXEC

  This prospectus describes Pacific Select Exec II--a Flexible Premium Variable Life Insurance Policy (individually, the "Policy," and collectively, the "Policies") offered by Pacific Life Insurance Company ("Pacific Life", "we", "us", or "our"). The Policy, for so long as it remains in force, provides lifetime insurance protection on the Insured named in the Policy. The Policy is designed to provide maximum flexibility in connection with premium payments and death benefits by permitting the Policyholder ("Policy Owner," "Owner," "you" or "your"), subject to certain restrictions, to vary the frequency and amount of premium payments and to increase or decrease the death benefit payable under the Policy. This flexibility allows you to provide for changing insurance needs or financial objectives under a single insurance policy. A Policy may also be surrendered for its Cash Surrender Value less outstanding Policy Debt.

  Net premium payments may be allocated at your discretion to one or more of the Investment Options available to you. Each of the Variable Investment Options ("Variable Account") is a subaccount of our separate account called the Pacific Select Exec Separate Account (the "Separate Account"). Any portion of a net premium allocated to one or more of the Variable Accounts available to you invests in the corresponding portfolios of the Pacific Select Fund (the "Fund"):

       Money Market Portfolio                 Equity Income Portfolio
       High Yield Bond Portfolio              Multi-Strategy Portfolio
       Managed Bond Portfolio                 Equity Portfolio
       Government Securities Portfolio        Bond and Income Portfolio
       Growth Portfolio                       Equity Index Portfolio
       Aggressive Equity Portfolio            International Portfolio
       Growth LT Portfolio                    Emerging Markets Portfolio

  Two fixed options called the Fixed Account and the Fixed LT Account (the "Fixed Options") are also available. Your Accumulated Value in the Fixed Options will accrue interest at an interest rate that is guaranteed by us. This prospectus generally describes only the portion of the Policy involving the Separate Account. For a brief summary of the Fixed Options, see "The General Account," page 33.

  To the extent that all or a portion of net premium payments are allocated to the Separate Account, the Accumulated Value under the Policy will vary based upon the investment performance of the Variable Accounts to which the Accumulated Value is allocated. No minimum amount of Accumulated Value is guaranteed.

  The death benefit, as of the date of death, is the larger of: (1) the Guideline Minimum Death Benefit calculated under the Death Benefit Qualification Test chosen; and (2) the death benefit calculated under the Death Benefit Option in effect. You will choose between two Death Benefit Qualification Methods--the Cash Accumulation Test and the Guideline Premium Test. You also will choose from three Death Benefit Options: under Option A, the death benefit remains fixed at the Face Amount you choose; under Option B, the death benefit equals the Face Amount plus the Accumulated Value; and under Option C, the death benefit equals the Face Amount plus the total premiums paid minus the sum of any withdrawals taken and any other distribution of Accumulated Value. For a discussion of these elections see "Death Benefit," page 16.

  It may not be advantageous to replace existing insurance with the Policy. The Policy may be returned according to the terms of its Free-Look Right (see "Right to Examine a Policy--Free-Look Right," page 22).

  Reports and other information about the Registrant are available on the Securities and Exchange Commission's internet site at http://www.sec.gov.

                                --------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
  CRIMINAL OFFENSE.

                                --------------

  THIS PROSPECTUS IS ACCOMPANIED BY THE CURRENT PROSPECTUS FOR THE PACIFIC SELECT FUND. BOTH PROSPECTUSES SHOULD BE READ CAREFULLY AND RETAINED FOR FUTURE REFERENCE.

                               DATE:      , 1998

  THE POLICY IS NOT AVAILABLE IN ALL STATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN AS CONTAINED IN THIS PROSPECTUS, THE FUND'S PROSPECTUS OR THE STATEMENT OF ADDITIONAL INFORMATION OF THE FUND OR ANY SUPPLEMENT THERETO.

                               TABLE OF CONTENTS

                                                                            PAGE
IMPORTANT TERMS............................................................   4
SUMMARY OF THE POLICY......................................................   5
  Purpose of the Policy....................................................   5
  Policy Values............................................................   5
  The Death Benefit........................................................   5
  Premium Features.........................................................   5
  Investment Options.......................................................   6
  Transfer of Accumulated Value............................................   6
  Policy Loans.............................................................   6
  Free-Look Right..........................................................   7
  Surrender Right..........................................................   7
  Withdrawals..............................................................   7
  Charges and Deductions...................................................   7
  Fund Annual Expenses After Expense Limitation............................   8
  Tax Treatment of Increases in Accumulated Value..........................   9
  Tax Treatment of Death Benefit...........................................   9
  Contacting Pacific Life and Timing of Transactions.......................   9
INFORMATION ABOUT PACIFIC LIFE, THE SEPARATE ACCOUNT, AND THE FUND.........  10
  Pacific Life Insurance Company...........................................  10
  Pacific Select Exec Separate Account.....................................  10
  The Pacific Select Fund..................................................  11
  The Investment Adviser and Portfolio Managers............................  12
THE POLICY.................................................................  13
  Application for a Policy.................................................  13
  Premiums.................................................................  13
  Allocation of Net Premiums...............................................  14
  Portfolio Rebalancing....................................................  15
  Dollar Cost Averaging Option.............................................  15
  Transfer of Accumulated Value............................................  16
  Death Benefit............................................................  16
  Death Benefit Qualification Test.........................................  16
  Death Benefit Option.....................................................  17
  Changes in Death Benefit Option..........................................  18
  Changes in Face Amount...................................................  19
  Policy Values............................................................  20
  Determination of Accumulated Value.......................................  20
  Policy Loans.............................................................  20
  Surrender................................................................  21
  Withdrawals..............................................................  22
  Right to Examine a Policy--Free-Look Right...............................  22
  Lapse....................................................................  23
  Reinstatement............................................................  23
CHARGES AND DEDUCTIONS.....................................................  24
  Premium Load.............................................................  24
  Deductions from Accumulated Value........................................  24
  Surrender Charge.........................................................  26
  Withdrawal Charge........................................................  26
  Corporate and Other Purchasers...........................................  26
  Other Charges............................................................  26
  Guarantee of Certain Charges.............................................  27

                                                                            PAGE
OTHER INFORMATION..........................................................  28
  Federal Income Tax Considerations........................................  28
  Charge for Our Income Taxes..............................................  30
  Voting of Fund Shares....................................................  30
  Disregard of Voting Instructions.........................................  31
  Confirmation Statements and Other Reports to Owners......................  31
  Substitution of Investments..............................................  31
  Replacement of Life Insurance or Annuities...............................  32
  Changes to Comply with Law...............................................  32
PERFORMANCE INFORMATION....................................................  32
THE GENERAL ACCOUNT........................................................  33
  General Description......................................................  33
  Death Benefit............................................................  34
  Policy Charges...........................................................  34
  Transfers to and from the Fixed Options..................................  34
  Surrenders, Withdrawals, and Policy Loans................................  35
MORE ABOUT THE POLICY......................................................  35
  Ownership................................................................  35
  Beneficiary..............................................................  36
  Substitution of Insured..................................................  36
  The Contract.............................................................  36
  Payments.................................................................  36
  Assignment...............................................................  37
  Errors on the Application................................................  37
  Incontestability.........................................................  37
  Payment in Case of Suicide...............................................  37
  Non-Participating........................................................  37
  Policy Illustrations.....................................................  37
  Payment Plan.............................................................  37
  Optional Insurance Benefits and Other Policies...........................  38
  Life Insurance Retirement Plans..........................................  38
  Risks of Life Insurance Retirement Plans.................................  39
  Distribution of the Policy...............................................  39
MORE ABOUT PACIFIC LIFE....................................................  40
  Management...............................................................  40
  State Regulation.........................................................  42
  Telephone Transfer and Loan Privileges...................................  42
  Legal Proceedings........................................................  42
  Legal Matters............................................................  42
  Registration Statement...................................................  42
  Preparation for the Year 2000............................................  43
  Independent Auditors.....................................................  43
  Financial Statements.....................................................  43
APPENDICES................................................................. 106
ILLUSTRATIONS.............................................................. 109

                                IMPORTANT TERMS

Accumulated Value--The total value of the amounts in the Investment Options for the Policy as well as any amount set aside in the Loan Account, including any accrued earned interest, as of any Valuation Date.
Age--The Insured's age as of his or her nearest birthday as of the Policy Date, increased by the number of complete Policy Years elapsed. Beneficiary--The person or persons named by you in the application or by proper later designation to receive the death benefit proceeds upon the death of the Insured.
Cash Surrender Value--The Accumulated Value less the surrender charge.
Face Amount--The amount shown as the Face Amount on the specification page of your Policy, including any additional increases or decreases. The Face Amount is generally the minimum death benefit while your Policy remains in force. Fixed Account--An account that is part of our General Account to which all or a portion of net premium payments may be allocated for accumulation at a fixed rate of interest (which may not be less than 3.0%) declared by us.
Fixed LT Account--An account that is part of our General Account to which all or a portion of net premium payments may be allocated for accumulation at a fixed rate of interest (which may not be less than 3.0%).
General Account--All of our assets other than those allocated to the Separate Account or to any of our other segregated separate accounts.
Home Office--The Client Services Department at our main office at 700 Newport Center Drive, Newport Beach, California 92660.
Insured--The person upon whose life the Policy is issued and whose death is the contingency upon which the death benefit proceeds are payable.
Investment Option--A Variable Account, the Fixed Account or the Fixed LT
Account.
Loan Account--An account to which amounts are transferred from the Investment Options as collateral for Policy loans.
Monthly Payment Date--The day each month on which the monthly deduction is due against the Accumulated Value. The first Monthly Payment Date is the Policy Date.
Net Cash Surrender Value--The Cash Surrender Value less Policy Debt.
Planned Periodic Premium--The premium determined by you as a level amount planned to be paid at fixed intervals over a specified period of time.
Policy Date--The date used to determine the Monthly Payment Date, Policy Months, Policy Years, and Policy Monthly, Quarterly, Semi-annual and Annual Anniversaries. It is usually the date the application is accepted by us, although it will never be the 29th, 30th, or 31st of any month. The term "Issue Date" is substituted for Policy Date with respect to Policies issued to residents of the Commonwealth of Massachusetts.
Policy Debt--The unpaid Policy loan balance including accrued loan interest charged.
Policyholder, Policy Owner, Owner, You, or Your--The person who owns the Policy. The Policy Owner will be the Insured unless otherwise stated in the application. If your Policy has been absolutely assigned, the assignee becomes the Owner. A collateral assignee is not the Owner.
Valuation Date--Each date on which the Separate Account is valued, which currently includes each day that the New York Stock Exchange is open for trading and on which our Home Office is open. The New York Stock Exchange is closed on weekends and on: New Year's Day, Martin Luther King, Jr., Day, Presidents' Day, Good Friday, Memorial Day, July Fourth, Labor Day, Thanksgiving Day, and Christmas Day. Our Home Office is normally not open on the following: the Monday before New Year's Day, July Fourth, or Christmas Day if any of these holidays falls on a Tuesday; the Tuesday before Christmas Day if that holiday falls on a Wednesday; the Friday after New Year's Day, July Fourth or Christmas Day if any of these holidays falls on a Thursday; and the Friday after Thanksgiving. If any transaction or event called for under a Policy is scheduled to occur on a day that is not a Valuation Date, such transaction or event will be deemed to occur on the next following Valuation Date unless otherwise specified.
Valuation Period--The period that starts at the close of a Valuation Date and ends at the close of the next succeeding Valuation Date.
Variable Account--A separate account of ours or a subaccount of such a separate account, which is used only to support the variable death benefits and policy values of variable life insurance policies, and the assets of which are segregated from our General Account and our other separate accounts. The Pacific Select Exec Separate Account serves as the funding vehicle for the Policies. The Money Market Variable Account, High Yield Bond Variable Account, Managed Bond Variable Account, Government Securities Variable Account, Growth Variable Account, Aggressive Equity Variable Account, Growth LT Variable Account, Equity Income Variable Account, Multi-Strategy Variable Account, Equity Variable Account, Bond and Income Variable Account, Equity Index Variable Account, International Variable Account, and Emerging Markets Variable Account are all subaccounts of the Pacific Select Exec Separate Account.

                             SUMMARY OF THE POLICY

  This summary is intended to provide a brief overview of the more significant aspects of the Policy. Further detail is provided in this prospectus and in the Policy. Unless the context indicates otherwise, the discussion in this summary and the remainder of the prospectus relates to the portion of the Policy involving the Separate Account. The Fixed Options are briefly described under "The General Account," on page 33 and in the Policy.

PURPOSE OF THE POLICY

  The Policy offers you insurance protection on the life of the Insured for so long as your Policy is in force. Like traditional fixed life insurance, your Policy provides for a death benefit, accumulation of cash value, and surrender and loan privileges. Unlike traditional fixed life insurance, your Policy offers a choice of investment alternatives and an opportunity for your Policy's Accumulated Value and, if elected by you and under certain circumstances, its death benefit to grow based on investment results. The Policy is a flexible premium policy, so that, unlike many other insurance policies and subject to certain limitations, you may choose the amount and frequency of premium payments.

POLICY VALUES

  You may allocate net premium payments among the various Investment Options available to you.

  You bear the investment risk on that portion of your net premiums and Accumulated Value allocated to the Variable Accounts. The death benefit may or may not increase or decrease depending upon several factors, including the death benefit option you select. There is no guarantee that your Policy's Accumulated Value and death benefit will increase.

  Your Policy will remain in force until the earliest of the death of the Insured, lapse, or a full surrender of your Policy.

THE DEATH BENEFIT

  The death benefit, as of the date of death, is the larger of: (1) the Guideline Minimum Death Benefit calculated under the Death Benefit Qualification Test; and (2) the death benefit calculated under the Death Benefit Option in effect. You will choose between two Death Benefit Qualification Tests--the Cash Value Accumulation Test or the Guideline Premium Test. You will also choose from three Death Benefit Options. Under Option A, the death benefit will be equal to the Face Amount of your Policy. Under Option B, the death benefit will be equal to the Face Amount of your Policy plus the Accumulated Value (determined as of the end of the Valuation Period during which the Insured dies). Under Option C, the death benefit will be equal to the Face Amount of your Policy plus the total premiums paid minus the sum of any withdrawals taken and any other distribution of Accumulated Value. For a discussion of these elections see "Death Benefit," page 16. You may change the death benefit option among Option A, Option B and Option C subject to certain conditions. See "Death Benefit" and "Changes in Death Benefit Option," pages 16 and 18, respectively.

PREMIUM FEATURES

  When applying for a Policy, you will determine a Planned Periodic Premium that provides for the payment of level premiums over a specified period of time. You will receive a premium reminder notice or listbill for multiple policies on an annual, semi-annual, or quarterly basis, or if a listbill, a monthly basis, at your option; however, you are not required to pay Planned Periodic Premiums. Premiums may be paid monthly under the Uni-check electronic funds transfer plan where you authorize us to withdraw premiums from your checking account each month. The minimum initial premium required must be paid before the Uni-check plan will be accepted by us.

  The amount, frequency, and period of time over which you pay premiums may affect whether or not the Policy will be classified as a modified endowment contract, which is a type of life insurance contract subject to different tax treatment for certain pre-death distributions. For more information on the tax treatment of life insurance contracts, including those classified as modified endowment contracts, see "Federal Income Tax Considerations," page 27.

  Payment of the Planned Periodic Premiums will not guarantee that a Policy will remain in force. Instead, the duration of the Policy depends upon the Policy's Accumulated Value. Even if Planned Periodic Premiums are paid, the Policy will lapse any time Accumulated Value less Policy Debt is insufficient to pay the current monthly deduction and a Grace Period expires without sufficient payment. Any premium payment must be for at least $50. We also may reject or limit any premium payment that would result in an immediate increase in the net amount at risk under the Policy, although such a premium may be accepted with satisfactory evidence of insurability.

INVESTMENT OPTIONS

  You may choose to allocate net premium payments to one or more of the Investment Options available to you.

  The Variable Accounts available to you invest in portfolios of a mutual fund which offers you the opportunity to direct us to invest in diversified portfolios of stocks, bonds, money market instruments, or a combination of these securities, or in securities of foreign issuers. Each of the available Variable Accounts invests exclusively in shares of a designated Portfolio of the Fund. Each of the Portfolios of the Fund, shown in the chart on page 12, has a different investment objective or objectives. See "The Pacific Select Fund," page 11.

  Subject to certain limitations, you may also allocate all or a portion of net premium payments and transfer Accumulated Value to the Fixed Options. We guarantee that the Accumulated Value allocated to the Fixed Options will be credited interest monthly at a rate equivalent to an effective annual rate of 3%, and may in our sole discretion pay interest in excess of the guaranteed amount. See "The General Account," page 33.

TRANSFER OF ACCUMULATED VALUE

  You may transfer Accumulated Value among the Variable Accounts, and, subject to certain other limitations, between the Variable Accounts and the Fixed Options. Transfers may be made by telephone if an Authorization For Telephone Requests has been properly completed, signed and filed at our Home Office. See "Transfer of Accumulated Value," page 16.

POLICY LOANS

  You may borrow from us an amount up to the greater of (1) 90% of your Policy's Accumulated Value, less any Policy Debt, and less any surrender charges that would have been imposed if your Policy were surrendered on the date the loan is taken, or (2) 100% of the product of (a X b/c - d) where (a) equals your Policy's Accumulated Value less any surrender charge that would be imposed if your Policy were surrendered on the date the loan is taken and less 12 times the current monthly deduction; (b) equals 1 plus the annual loan interest rate credited; (c) equals 1 plus the annual loan interest rate currently charged; and (d) equals any existing Policy Debt. The minimum loan is $200. Your Policy will be the only security required for a loan. See "Policy Loans," page 20.

  The amount of any Policy Debt is subtracted from the death benefit or from your Cash Surrender Value upon surrender. See "Policy Loans," page 20. Your Policy will lapse when Accumulated Value less Policy Debt is insufficient to cover the current monthly deduction on a Monthly Payment Date, and a Grace Period expires without a sufficient premium or repayment of Policy Debt.

FREE-LOOK RIGHT

  You may return the Policy within the Free-Look Period, which is usually 10 days after you receive it (15 days in Colorado, 20 days in North Dakota, and 30 days if you reside in California and are age 60 or older). In the event you return your Policy within the Free-Look Period, except as indicated below, we will refund any charges deducted from premiums received, any net premiums received allocated to the Fixed Accounts, plus the sum of your Policy's Accumulated Value allocated to the Variable Accounts as of the end of the Valuation Period in which we receive your Policy, plus any Policy charges and fees deducted from your Policy's Accumulated Value in the Variable Accounts. We will allocate any net premiums received according to your allocation instructions contained in the application, or more recent written instructions, if any, when the application is approved and your Policy is issued.

  If you reside in a state where applicable law so requires, we will refund premiums received to you if you choose to exercise the Free-Look Right. We will allocate any net premiums received before the Free-Look Transfer Date to the Money Market Variable Account. See "Allocation of Net Premiums," page 14.

SURRENDER RIGHT

  You can surrender the Policy during the life of the Insured and receive its Net Cash Surrender Value, which is equal to the Accumulated Value less the surrender charge and less any outstanding Policy Debt.

WITHDRAWALS

  On and after the first Policy Anniversary and subject to certain restrictions, you may make withdrawals of Net Cash Surrender Value. A withdrawal might decrease the Face Amount on a Policy. A withdrawal fee of $25 will be deducted from Accumulated Value upon a withdrawal. See "Withdrawals", page 22.

CHARGES AND DEDUCTIONS

 Premium Load

  A premium load is deducted from each premium payment under your Policy prior to allocation of the net premium to your Accumulated Value. The premium load consists of the following items:

  --A sales load equal to 2.50% of each premium paid.

  --A state and local premium tax charge equal to 2.35% of each premium paid.

  --A federal tax charge equal to 1.50% of each premium paid.

 Deductions from Accumulated Value

  A charge called the monthly deduction is deducted from a Policy's Accumulated Value on each Monthly Payment Date. The monthly deduction consists of the following items:

  --Cost of Insurance: This monthly charge compensates us for providing life insurance coverage for the Insured. The amount of the charge is equal to a current cost of insurance rate multiplied by the net amount at risk based on the death benefit attributed to the Face Amount under a Policy at the beginning of the Policy Month.

  --Administrative Charge: A monthly administrative charge is deducted equal to $7.50 per month until Age 100.

  --Mortality and Expense ("M&E") Risk Charge: The M&E Risk Charge consists of two components:

    (1) M&E Risk Face Amount Charge--The M&E Risk Face Amount Charge will be assessed at a rate determined with reference to the Age of the Insured, the initial Face Amount of the Policy, and the Death Benefit Option selected. See Appendix A. If there have been increases in the Face Amount, each increase will have a corresponding M&E Risk Face Amount Charge related to the amount of the increase and the attained Age of the Insured.

    (2) M&E Risk Asset Charge--The M&E Risk Asset Charge is assessed at an annual rate equal to .45% of the first $25,000 of unloaned Accumulated Value, plus a charge of .05% of unloaned Accumulated Value above $25,000 to the Insured's Age 100. Unloaned Accumulated Value is based upon the value in the Investment Options at the beginning of the Monthly Payment Date and after the allocation of any new net premium, withdrawal and/or loan on that day, but before any monthly deductions.

  --Optional Insurance Benefits Charges: The monthly deduction will include charges for any optional insurance benefits added to the Policy by Rider. A Rider may affect your charges under the Policy. For a description of the Riders, see "Optional Insurance Benefits and Other Policies," page 37.

 Surrender Charge

  Pacific Life will assess a surrender charge against Accumulated Value upon surrender of a Policy. The surrender charge is equal to a specified amount that varies with the Age and risk classification of the Insured, and the Death Benefit Option selected, for each $1,000 of a Policy's Face Amount in accordance with the schedule in Appendix B. The charge remains level for the first Policy Year, then decreases by 0.9259% per month to zero at the end of the 120th month.

  If there are increases in the Face Amount, each increase will have a corresponding surrender charge related to the amount of the increase. These charges will be specified in a supplemental schedule of benefits at the time of the increase.

  There is no reduction of surrender charge when the Face Amount of a Policy is decreased.

  The operating expenses of the Separate Account are paid by us. For a description of these charges, see "Charges and Deductions," page 24.

FUND ANNUAL EXPENSES AFTER EXPENSE LIMITATION (as a percentage of each Portfolio's average daily net assets)

  Investment advisory fees and operating expenses for the Fund are paid by the Fund. Fund expenses are not specified under the terms of the Policy, and they may vary from year to year.

                                                      ADVISORY  OTHER    TOTAL
                                                        FEE    EXPENSES EXPENSES
                                                      -------- -------- --------
Money Market Portfolio...............................   .38%     .06%     .44%
High Yield Bond Portfolio............................   .60%     .05%     .65%
Managed Bond Portfolio...............................   .60%     .06%     .66%
Government Securities Portfolio......................   .60%     .06%     .66%
Growth Portfolio.....................................   .65%     .05%     .70%
Aggressive Equity Portfolio..........................   .80%     .06%     .86%
Growth LT Portfolio..................................   .75%     .07%     .82%
Equity Income Portfolio..............................   .65%     .05%     .70%
Multi-Strategy Portfolio.............................   .65%     .06%     .71%
Equity Portfolio.....................................   .65%     .05%     .70%
Bond and Income Portfolio............................   .60%     .06%     .66%
Equity Index Portfolio...............................   .17%     .06%     .23%
International Portfolio..............................   .85%     .19%    1.04%
Emerging Markets Portfolio...........................  1.10%     .36%    1.46%

  The expenses listed for the Fund Portfolios reflect current expenses for the year ending December 31, 1997, except that the Advisory Fee for the International Portfolio has been adjusted to reflect the Advisory Fee without any waiver. The Actual Advisory Fee paid by the International Portfolio in 1997 was 0.83% of the Portfolio's average daily net assets. This reflects the Advisory Fee waived by Pacific Life until such time as Shareholders approved a change in the Portfolio Manager to Morgan Stanley which occurred in June, 1997, and a change in the fee paid to the portfolio manager. In addition, Pacific Life, as Investment Adviser to the Fund, adopted the policy to waive our fees or otherwise reimburse expenses so that ordinary operating expenses (exclusive of advisory fees, additional custodial fees associated with holding foreign securities, foreign taxes on dividends, interest or capital gains, and extraordinary expenses) for each Portfolio are not greater than 0.25% of average daily net assets per year. We began the policy in 1989 and intend to continue this policy until at least December 31, 1999. No reimbursement to the Portfolios was necessary for the Fund's fiscal year 1997. There can be no assurance that the expense reimbursement arrangement will continue after December 31, 1999, and any unreimbursed expenses would be reflected in the Policy Owner's Accumulated Value and in some instances, the death benefit.

  The Fund's expenses are assessed at the Fund level and are not direct charges against the Variable Accounts or the Policy's Accumulated Value. These expenses are taken into account in computing each Portfolio's per share net asset value, which in turn is used to compute the corresponding Variable Account's Accumulation Unit Value. The Fund's investment advisory fees and operating expenses are more fully described in the Fund's prospectus, which accompanies this Prospectus.

TAX TREATMENT OF INCREASES IN ACCUMULATED VALUE

  We believe that the Accumulated Value under the Policy is currently subject to the same federal income tax treatment as the cash value under traditional fixed life insurance. Therefore, generally you will not be deemed to be in constructive receipt of your Accumulated Value unless and until you are deemed to be in receipt of a distribution from your Policy. For information on the tax treatment of the Policy and on the tax treatment of a surrender, a withdrawal, or a Policy loan, see "Federal Income Tax Considerations," page 27.

TAX TREATMENT OF DEATH BENEFIT

  We believe that the death benefit under the Policy is currently subject to federal income tax treatment consistent with that of traditional fixed life insurance. Therefore, generally the death benefit will be fully excludable from the gross income of the Beneficiary under the Internal Revenue Code. See "Federal Income Tax Considerations," page 27.

CONTACTING PACIFIC LIFE AND TIMING OF TRANSACTIONS

  Unless otherwise specified in your Policy specification pages, all written requests, notices, and forms required by the Policies, and any questions or inquiries should be directed to our Client Services Department at 700 Newport Center Drive, P.O. Box 7500, Newport Beach, California 92658-7500.

  The effective date of certain notices or of instructions is determined by the date and time on which we "receive" the notice or instructions. Unless otherwise stated, we "receive" this information only when it arrives "properly completed" at our Home Office. Premium payments after your initial premium payment, transfer requests, loan requests, loan repayments, and withdrawal requests we receive before 4:00 p.m. Eastern time will usually be effective as of the end of the Valuation Date that we receive them "properly completed," unless the transaction or event is scheduled to occur on another day. Transactions are effected as of the end of the Valuation Date on which they are effective. "Properly completed" may require, among other things, a signature guarantee or other verification of authenticity. We do not generally require a signature guarantee unless it appears that your signature may have changed over time or due to other circumstances. Requests regarding death benefits must be accompanied by both proof of death and instructions regarding payment satisfactory to us. You should call your registered representative or us if you have questions regarding the required form of a request.

      INFORMATION ABOUT PACIFIC LIFE, THE SEPARATE ACCOUNT, AND THE FUND

PACIFIC LIFE INSURANCE COMPANY

  We are a life insurance company that is domiciled in California. Our operations include both life insurance and annuity products as well as financial and retirement services. As of the end of 1997, we had $80.0 billion of individual life insurance in force and total admitted assets of approximately $31.8 billion. We have been ranked according to admitted assets as the 20th largest life insurance carrier in the nation for 1997. The Pacific Life family of companies has total assets and funds under management of over $236 billion. We are authorized to conduct life insurance and annuity business in the District of Columbia and all states except New York. Our principal offices are located at 700 Newport Center Drive, Newport Beach, California 92660.

  We were originally organized on January 2, 1868, under the name "Pacific Mutual Life Insurance Company of California" and reincorporated as "Pacific Mutual Life Insurance Company" on July 22, 1936. On September 1, 1997, we converted from a mutual life insurance company to a stock life insurance company ultimately controlled by a mutual holding company and were authorized by California regulatory authorities to change our name to Pacific Life Insurance Company.

  We are a subsidiary of Pacific LifeCorp, a holding company which, in turn, is a subsidiary of Pacific Mutual Holding Company, a mutual holding company. Under their respective charters, Pacific Mutual Holding Company must always hold at least 51% of the outstanding voting stock of Pacific LifeCorp, and Pacific LifeCorp must always own 100% of the voting stock of Pacific Life. Owners of Pacific Life's annuity contracts and life insurance policies have certain membership interests in Pacific Mutual Holding Company, consisting principally of the right to vote on the election of the Board of Directors of the mutual holding company and on other matters, and certain rights upon liquidation or dissolutions of the mutual holding company.

  The principal underwriter for the Policies is Pacific Mutual Distributors, Inc. ("PMD"), one of our wholly-owned subsidiaries. PMD is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

PACIFIC SELECT EXEC SEPARATE ACCOUNT

  The Separate Account is a separate investment account of ours used only to support the variable death benefits and policy values of variable life insurance policies. The Separate Account supports the Policies as well as other variable life insurance policies issued by us. The assets in the Separate Account are kept separate from our General Account assets and our other separate accounts.

  We own the assets in the Separate Account and are required to maintain sufficient assets in the Separate Account to meet anticipated obligations of the insurance policies funded by the Account. The Separate Account is divided into subaccounts called Variable Accounts. The income, gains, or losses, realized or unrealized, of each Variable Account are credited to or charged against the assets held in the Variable Account without regard to our other income, gains, or losses. Assets in the Separate Account attributable to the reserves and other liabilities under the variable life insurance policies funded by the Separate Account are not chargeable with liabilities arising from any other business that we conduct. However, we may transfer to our General Account any assets which exceed anticipated obligations of the Separate Account. All obligations arising under the Policy are our general corporate obligations. We may accumulate in the Separate Account proceeds from various Policy charges and investment results applicable to those assets.

  The Separate Account was established on May 12, 1988 under California law under the authority of our Board of Directors. The Separate Account is registered as a unit investment trust with the SEC. Such registration does not involve any supervision by the SEC of the administration or investment practices or policies of the Account.

  Each Variable Account invests exclusively in shares of a designated Portfolio of the Fund. We may in the future establish additional Variable Accounts within the Separate Account, which may invest in other Portfolios of the Fund or in other securities.

THE PACIFIC SELECT FUND

  The Fund is a diversified, open-end management investment company of the series type. The Fund is registered with the SEC under the Investment Company Act of 1940. Such registration does not involve supervision by the SEC of the investments or investment policies of the Fund. The Fund currently offers fourteen separate Portfolios that fund the Variable Investment Options available to you. Each Portfolio pursues different investment objectives and policies. We purchase shares of each Portfolio for the corresponding Variable Account at net asset value, i.e., without sales load. All dividends and capital gains distributions received from a Portfolio are automatically reinvested in such Portfolio at net asset value, unless we, on behalf of the Separate Account, elect otherwise. Fund shares will be redeemed by us at their net asset value to the extent necessary to make payments under the Policies.

  Shares of the Fund currently are offered only to separate accounts of ours and our affiliates and/or subsidiaries to serve as an investment medium for variable life insurance policies and for variable annuity contracts issued or administered by us. Shares of the Fund may also be sold in the future to separate accounts of other insurance companies, either affiliated or not affiliated with us. Investment in the Fund by other separate accounts in connection with variable annuity and variable life insurance contracts may potentially create conflicts. See "MORE ON THE FUND'S SHARES" in the accompanying prospectus of the Fund.

  The following chart summarizes some basic data about each Portfolio of the Fund offered to the Separate Account. There can be no assurance that any Portfolio will achieve its objective. This chart is only a summary. You should read the more detailed information which is contained in the accompanying prospectus of the Fund, including information on the risks associated with the investments and investment techniques of each of the Portfolios.

  THE FUND'S PROSPECTUS ACCOMPANIES THIS PROSPECTUS AND SHOULD BE READ CAREFULLY BEFORE INVESTING.

                                              PRIMARY INVESTMENTS
   PORTFOLIO            OBJECTIVE         (UNDER NORMAL CIRCUMSTANCES)   PORTFOLIO MANAGER
--------------------------------------------------------------------------------------------
 Money Market    Current income             Highest quality money      Pacific Life
                 consistent with            market instruments
                 preservation of capital
--------------------------------------------------------------------------------------------
 High Yield      High level of current      Intermediate and long-     Pacific Life
 Bond            income                     term, high-yielding,
                                            lower and medium quality
                                            (high risk) fixed-income
                                            securities
--------------------------------------------------------------------------------------------
 Managed Bond    Maximize total return      Investment grade           Pacific Investment
                 consistent with prudent    marketable debt            Management Company
                 investment management      securities. Will
                                            normally maintain an
                                            average portfolio
                                            duration of 3-7 years
--------------------------------------------------------------------------------------------
 Government      Maximize total return      U.S. Government            Pacific Investment
  Securities     consistent with prudent    securities including       Management Company
                 investment management      futures and options
                                            thereon and high-grade
                                            corporate debt
                                            securities. Will
                                            normally maintain an
                                            average portfolio
                                            duration of 3-7 years
--------------------------------------------------------------------------------------------
 Growth          Growth of capital          Common stock               Capital Guardian
                                                                       Trust Company
--------------------------------------------------------------------------------------------
 Aggressive Eq-  Capital appreciation       Common stock of small      Alliance Capital
 uity                                       emerging growth and        Management L.P.
                                            medium capitalization
                                            companies
--------------------------------------------------------------------------------------------
 Growth LT       Long-term growth of        Common stock               Janus Capital
                 capital consistent with                               Corporation
                 the preservation of
                 capital
--------------------------------------------------------------------------------------------
 Equity Income   Long-term growth of        Dividend paying common     J.P. Morgan
                 capital and income         stock                      Investment Management
                                                                       Inc.
--------------------------------------------------------------------------------------------
 Multi-Strategy  High total return          Equity and fixed income    J.P. Morgan
                                            securities                 Investment Management
                                                                       Inc.
--------------------------------------------------------------------------------------------
 Equity          Capital appreciation       Common stocks and          Goldman Sachs
                                            securities convertible     Asset Management
                                            into or exchangeable for
                                            common stocks
--------------------------------------------------------------------------------------------
 Bond and In-    Provide total return and   Investment grade debt      Goldman Sachs
 come            income consistent with     securities.                Asset Management
                 prudent investment         Will normally maintain
                 management                 an average portfolio
                                            duration within one-half
                                            year of a long-term bond
                                            index
--------------------------------------------------------------------------------------------
 Equity Index    Provide investment         Stocks included in the     Bankers Trust Company
                 results that correspond    S&P 500
                 to the total return
                 performance of common
                 stocks publicly traded
                 in the U.S.
--------------------------------------------------------------------------------------------
 International   Long-term capital          Equity securities of       Morgan Stanley Asset
                 appreciation               corporations domiciled     Management Inc.
                                            outside the United
                                            States
--------------------------------------------------------------------------------------------
 Emerging Mar-   Long-term growth of        Common stocks of           Blairlogie Capital
 kets            capital                    companies domiciled in     Management
                                            emerging market
                                            countries

-------------------------------------------------------------------------------

THE INVESTMENT ADVISER AND PORTFOLIO MANAGERS

  We serve as Investment Adviser to each Portfolio of the Fund. We are registered with the SEC as an Investment Adviser. For twelve of the Portfolios, we and the Fund have engaged other firms to serve as Portfolio Managers which are shown in the chart above.

                                  THE POLICY

  The variable life insurance benefits provided by the Policies are funded through the Policy Owner's Accumulated Value in the Separate Account and the Fixed Options. The information included below describes the benefits, features, charges, and other major provisions of the Policies.

APPLICATION FOR A POLICY

  The Policy is designed to meet the needs of individuals and for corporations who wish to provide coverage and benefits for key employees. Pacific Life intends to issue the Policy in every state (except New York), and the District of Columbia. Anyone wishing to purchase the Policy may submit an application to us. A Policy can be issued on the life of an Insured for Ages up to and including Age 85 with evidence of insurability satisfactory to us. The Insured's Age is calculated as of the Insured's birthday nearest the Policy Date. Acceptance is subject to our underwriting rules, and we reserve the right to request additional information and to reject an application.

  Each Policy is issued with a Policy Date. The Policy Date is usually the date the application is accepted by us, although the Policy Date will never be the 29th, 30th, or 31st of any month. We first become obligated under the Policy on the date the total initial premium is received or on the date the application is accepted, whichever is later. Any monthly deductions due will be taken on the Monthly Payment Date on or next following the date we become obligated. The initial premium must be received within 20 days after your Policy is issued, although we may waive the 20 day requirement at our discretion. If the initial premium is not received or the application is rejected by us, your Policy will be cancelled and any partial premium received will be refunded.

  Subject to our approval, your Policy may be backdated, but the Policy Date may not be more than six months prior to the date of the application. Backdating can be advantageous if the Insured's lower issue Age results in lower cost of insurance rates. If your Policy is backdated, the minimum initial premium required will include sufficient premium to cover the backdating period and will be applied as of the later of the Policy Date or the date the initial premium is received at our Home Office. Monthly deductions will be made for the period the Policy Date is backdated.

  Insureds are assigned to underwriting (insurance risk) classes which are used in calculating the cost of insurance charges. In assigning Insureds to underwriting classes, we will normally use the medical or paramedical underwriting method, which may require a medical examination of a proposed Insured, although other forms of underwriting may be used when deemed appropriate by us.

PREMIUMS

  The Policy is a flexible-premium policy, and it provides considerable flexibility, subject to the limitations described below, to pay premiums at your discretion. Subject to the limitations described below, you may choose the amount and frequency of premium payments. The Policy, therefore, provides you with the flexibility to vary premium payments to reflect varying financial conditions.

  When applying for a Policy, you will determine a Planned Periodic Premium that provides for the payment of level premiums over a specified period of time. You will receive a premium reminder notice, or a listbill for multiple policies, on an annual, semiannual, or quarterly basis, or, if a listbill, a monthly basis, at your option; however, you are not required to pay Planned Periodic Premiums. Premiums may be paid monthly under the Uni-check electronic funds transfer plan where you authorize us to withdraw premiums from your checking account each month. The minimum initial premium required must be paid before the Uni-check plan will be accepted by us. You may elect the day each month on which premiums are paid under the Uni-check plan, provided the day elected is between the 4th and the 28th day of the month. If you do not elect a payment day, the day on which premiums are paid will be the Monthly Anniversary.

  Payment of the Planned Periodic Premium will not guarantee that your Policy will remain in force. Instead, the continuation of your Policy depends upon your Policy's Accumulated Value. Even if Planned Periodic Premiums are paid, your Policy will lapse any time Accumulated Value less Policy Debt is insufficient to pay the current monthly deduction and a Grace Period expires without sufficient payment. See "Lapse".

  Any premium payment must be for at least $50. We also may reject or limit any premium payment that would result in an immediate increase in the net amount at risk under the Policy, although such a premium may be accepted with satisfactory evidence of insurability. See "Charges and Deductions: Cost of Insurance". A premium payment would result in an immediate increase in the net amount at risk if the death benefit under your Policy is, or upon acceptance of the premium would be, equal to your Accumulated Value multiplied by a death benefit percentage. See "Death Benefit". If satisfactory evidence of insurability is not received, the payment, or portion thereof may be returned. All or a portion of a premium payment will be rejected and returned to you if it would exceed the maximum premium limitations prescribed by federal tax law.

  The amount, frequency and period of time over which you pay premiums may affect whether the Policy will be classified as a modified endowment contract, which is a type of life insurance contract subject to different tax treatment for certain pre-death distributions than conventional life insurance contracts. Accordingly, variations from the Planned Periodic Premiums on a Policy that is not otherwise a modified endowment contract may result in the Policy becoming a modified endowment contract for tax purposes.

  In order for your Policy to avoid being treated as a modified endowment contract, the sum of the premiums paid less a portion of any withdrawals may not exceed the "seven pay premium" limit as defined in the Internal Revenue Code ("IRC"). (See "Federal Income Tax Considerations".) If we receive any premium payment that we believe, if applied to your Policy in that Policy year, would cause your Policy to become a modified endowment contract, the portion of the payment that we believe would cause your Policy to become a modified endowment contract will not be applied to your Policy, but will be returned to you, unless you had previously notified us that payments that cause your Policy to become a modified endowment contract may be accepted by us and applied to your Policy. However, for premium payments received by us at our Home Office within 20 days before the upcoming Annual Anniversary of your Policy, we may apply the portion of the premium payment that we believe would cause your Policy to become a modified endowment contract to your Policy on the upcoming Annual Anniversary.

  Certain charges will be deducted from each premium payment. See "Charges and Deductions". The remainder of the premium, known as the net premium, will be allocated as described below under "Allocation of Net Premiums." Unless you request otherwise, in writing, additional payments will first be treated as repayments of Policy Debt. However, certain states may require your payments to be considered premium payments in the absence of specific instructions from you. Any portion of a payment that exceeds the amount of Policy Debt will be applied as an additional premium payment.

ALLOCATION OF NET PREMIUMS

  In your application for the Policy, you select the Investment Options to which net premium payments will be allocated. When your application is approved and your Policy is issued, your net premium will be automatically allocated according to your instructions contained in your application, or more recent written instructions, if any (except for amounts allocated to the Loan Account to secure any Policy Debt). However, if your Policy is delivered before all of our requirements necessary for the Policy to be considered in force have been met, the net premium will be allocated to the Money Market Account until the requirements are received by our Home Office.

  For residents of states that require a refund of premium to an Owner who returns the Policy during the Free-Look Period, net premiums received prior to the Free-Look Transfer Date will be allocated to the Money Market Variable Account, which invests in the Money Market Portfolio of the Fund (except for amounts allocated to the Loan Account to secure a Policy loan). The Free-Look Transfer Date is 15 days after the Policy is issued or, if longer, when all requirements are received by the Home Office for the Policy to be considered in force. Net premiums received on and after the Free-Look Transfer Date will be allocated upon receipt among the Investment Options according to your most recent instructions. Allocations to the Fixed LT Account are subject to certain restrictions. (See "The General Account".)

  You may change the allocation of net premiums by submitting a proper written request to our Home Office. Changes in net premium allocation instructions may be made by telephone if a properly completed Authorization for Telephone Requests has been filed at our Home Office. We reserve the right to suspend or discontinue telephone net premium allocation instructions.

PORTFOLIO REBALANCING

  You may direct us to automatically re-set the percentage of your Accumulated Value allocated to each Variable Account at a predetermined level you choose. You may change this predetermined level at any time. This process is called portfolio rebalancing. (The Fixed Options are not available for portfolio rebalancing.) Over time, the variations in each Variable Account's investment results will shift the percentage allocations of your Accumulated Value. The portfolio rebalancing feature will automatically transfer your Accumulated Value among the Variable Accounts back to the preset percentages. Rebalancing can be made quarterly, semi-annually or annually, measured from your Policy Date ("frequency period"). Rebalancing may result in transferring amounts from a Variable Account with relatively higher investment performance to a Variable Account with relatively lower investment performance.

  You may initiate portfolio rebalancing by sending our Home Office a signed, written request in good form or a properly completed Automatic Portfolio Rebalancing form. You must specify the frequency for rebalancing and a beginning date. The first rebalancing will usually occur on your Monthly Payment Date that starts the frequency period you elected and that occurs on or follows the beginning date you elected. If you stop portfolio rebalancing, you must wait 30 days to begin again. Portfolio rebalancing cannot be used with the Dollar Cost Averaging Option.

  We may modify, terminate or suspend the portfolio rebalancing feature at any time.

DOLLAR COST AVERAGING OPTION

  We currently offer an option under which you may dollar cost average your allocations in the Variable Accounts under your Policy by authorizing us to make periodic allocations of Accumulated Value from any one Variable Account to one or more of the other Variable Accounts. Dollar cost averaging is a systematic method of investing in which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities gets averaged over time and possibly over various market values. The option will result in the allocation of Accumulated Value to one or more Variable Accounts, and these amounts will be credited at the Accumulation Unit values as of the end of the Valuation Dates on which the transfers are processed. Since the value of Accumulation Units will vary, the amounts allocated to a Variable Account will result in the crediting of a greater number of units when the Accumulation Unit value is low and a lesser number of units when the Accumulation Unit value is high. Similarly, the amounts transferred from a Variable Account will result in a debiting of a greater number of units when the Accumulation Unit value is low and a lesser number of units when the Accumulation Unit value is high. Dollar cost averaging does not guarantee profits, nor does it assure that you will not have losses.

  A Dollar Cost Averaging Request form is available upon request. To elect the Dollar Cost Averaging Option, your Accumulated Value in the Variable Account from which the Dollar Cost averaging transfers will be made must be at least $5,000. After we have received a Dollar Cost Averaging Request in proper form at our Home Office, we will transfer Accumulated Value in amounts you designate from the Variable Account from which transfers are to be made to the Variable Account or Accounts you choose. The minimum amount that may be transferred to any one Variable Account is $50. After your initial net premium is allocated according to your instructions, the first transfer will be effected on your Policy's Monthly, Quarterly, Semi-Annual, or Annual Anniversary, whichever period you select, coincident with or next following receipt at our Home Office of a Dollar Cost Averaging Request in proper form. Subsequent transfers will be effected on the following Monthly, Quarterly, Semi-Annual, or Annual Anniversary for so long as you designate, until the total amount elected has been transferred, until Accumulated Value in the Variable Account from which transfers are made has been depleted, or until your Policy enters the Grace Period. Amounts periodically transferred under this option will not be subject to any transfer charges that may be imposed by us in the future, except as may be required by applicable law.

  You may instruct us at any time to terminate this option by written request to our Home Office. We may discontinue, modify, or suspend the Dollar Cost Averaging Option at any time.

TRANSFER OF ACCUMULATED VALUE

  After your initial net premium is allocated to the Investment Options you choose and upon proper written request to our Home Office, you may transfer Accumulated Value among the Variable Accounts. Transfers (other than transfers in connection with the Dollar Cost Averaging Option) may be made by telephone if a properly completed Authorization For Telephone Requests has been filed at our Home Office. Currently, there are no limitations on the number of transfers between Variable Accounts, no minimum amount required for a transfer, nor any minimum amount required to be remaining in a given Variable Account after a transfer (except as required under the Dollar Cost Averaging Option). No transfer may be made if your Policy is in the Grace Period and a payment required to avoid lapse is not paid. See "Lapse". No charges are currently imposed upon such transfers. We reserve the right, however, at a future date to limit the size of transfers and remaining balances, to assess transfer charges, to limit the number and frequency of transfers, and to suspend and discontinue telephone transfers.

  Subject to certain restrictions, Accumulated Value may also be transferred from the Variable Accounts to the Fixed Options after your initial net premium is allocated to the Investment Options you choose; however, such a transfer will only be permitted in the Policy Month preceding a Policy Anniversary, except that if you reside in Connecticut, Georgia, Maryland, North Carolina, North Dakota, or Pennsylvania, you may make such a transfer at any time during the first 18 Policy Months. Transfers from the Fixed Options to the Variable Accounts are restricted as described in "The General Account".

  First Year Transfer Program. The Fixed Account provides a way for you to transfer amounts monthly from the Fixed Account to the Variable Accounts or the Fixed LT Account. On the date your initial net premium is allocated according to your instructions, and for up to 12 months thereafter, transfers will be made from the Fixed Account to the other Investment Options per your instructions. This allows you to average the Accumulation Unit values in the Variable Accounts over time, and may permit a "smoothing" of abrupt peaks and drops in Accumulation Unit values over the first year. See "The General Account" for a more detailed description of the First Year Transfer Program.

DEATH BENEFIT

  When your Policy is issued, we will determine the initial amount of insurance based on the instructions provided in your application. That amount will be shown on the specifications page of your Policy and is called the "Face Amount." The minimum Face Amount at issuance of a Policy is $50,000. We may reduce the minimum Face Amount required at issuance under certain circumstances, such as for group or sponsored arrangements.

  At Policy issue, each Policy Owner must make two death benefit selections: the Death Benefit Qualification Test and the Death Benefit Option. Generally, an applicant designates the Death Benefit Qualification Test and the Death Benefit Option for the Policy in the application. If no designations are made, we will assume the Guideline Premium Test and Option A have been selected. Upon the death of the Insured, the death benefit will be equal to the Guideline Minimum Death Benefit determined by the Death Benefit Qualification Test selected or, if greater, the Death Benefit Option selected. Under any option, the death benefit will always be sufficient to meet the requirements for life insurance contracts under IRC Section 7702.

DEATH BENEFIT QUALIFICATION TEST

  Each Owner may select one of two Death Benefit Qualification Test methods available under the Policy. Once elected, the Death Benefit Qualification Test cannot be changed for the duration of your Policy. As described below, the available Death Benefit Qualification Tests are the Cash Value Accumulation Test and the Guideline Premium Test.

  Cash Value Accumulation Test. The Guideline Minimum Death Benefit will be the greater of the amount required for this policy to be deemed "life insurance" according to the IRC or 101% of the Accumulated Value. Such required amount will be determined based on the Accumulated Value and the Cash Value Accumulation Test defined in IRC Section 7702(b). Generally, the Cash Value Accumulation Test requires that under the terms of a life insurance policy, the death benefit must be sufficient so that the cash surrender value, as defined in IRC Section 7702, does not at any time exceed the net single premium required to fund the future benefits under the policy. The net single premiums under the Policy vary according to the Age, sex, and underwriting classification of the Insured, and the resulting death benefit determined by using the net single premium will be at least equal to the amount required for the Policy to be deemed life insurance under IRC
Section 7702. The net single premium is calculated using a four percent interest rate or, if higher, the contractually guaranteed interest rate and using the guaranteed mortality charges as of the time the Policy is issued. The net single premium that would purchase $1 of future benefits under the Policy for a male Insured, Age 45, standard Nonsmoker, is $0.3475.

  Guideline Premium Test. The Guideline Minimum Death Benefit at any time is the Accumulated Value multiplied by the death benefit percentage shown in Appendix C and in the Policy. The death benefit will be determined with reference to the requirements for the Guideline Premium test for qualifying a Policy as a life insurance contract under IRC Section 7702(a)(2). Under these requirements, the sum of the premiums paid under a Policy may not exceed the "guideline premium limitations," as defined in IRC Section 7702(a), and the death benefit percentages, which vary according to the Age of the Insured, will be at least equal to the applicable percentage (as defined in IRC Section 7702(d)) of the cash surrender value of the Policy. The death benefit percentage is 250% for an Insured at Age 40 or under, and it declines for older Insureds.

 Choosing Between the Tests

  The Cash Value Accumulation Test does not limit the amount of premium that may be paid into a Policy. If you desire to pay premiums in excess of the guideline premium test limitations you should elect the Cash Value Accumulation Test. However, any premium that would increase the net amount at risk is subject to evidence of insurability satisfactory to us. Required increases in the minimum death benefit due to growth in Accumulated Value will generally be greater under the Cash Value Accumulation Test than under the Guideline Premium Test.

  The Guideline Premium Test limits the amount of premium that may be paid into a Policy. If you do not desire to pay premiums in excess of the Guideline Premium Test limitations you should consider the Guideline Premium Test.

DEATH BENEFIT OPTION

  Each Owner may select one of three Death Benefit Options available under the
Policy: Option A, Option B, or Option C.

  Option A. Under Option A, the death benefit will be equal to the Face Amount of your Policy. The death benefit will never be less than the Face Amount.

  Option B. Under Option B, the death benefit will be equal to the Face Amount of your Policy plus the Accumulated Value. The death benefit under Option B will always vary as Accumulated Value varies. The death benefit will never be less than the Face Amount.

  Option C. Under Option C, the death benefit will be equal to the Face Amount of your Policy plus the total premiums paid minus the sum of any withdrawals taken and any other distribution of Accumulated Value.

 Choosing Among the Options.

  Option A is intended to provide flexibility in the amount of insurance protection provided under a Policy. Option A provides for the smallest amount of insurance protection in that the death benefit is equal to the Face Amount (assuming that the Guideline Minimum Death Benefit is not greater than the Face Amount). Under this option, favorable investment performance will be reflected in increasing Accumulated Value rather than insurance protection.

  Option B provides for a greater degree of insurance protection than experienced under Option A, in that the death benefit under Option B includes Accumulated Value. Option B will reflect the value of growth in Accumulated Value due to performance, assuming that the Guideline Minimum Death Benefit is not greater than the death benefit otherwise determined. The death benefit will never be less than the Face Amount.

  Option C provides for a greater degree of insurance protection than experienced under Option A, in that the death benefit under Option C includes the amount of premiums paid minus withdrawals and any other distributions of Accumulated Value. However, to the extent the sum of the withdrawals and any other distributions is greater than the sum of the premiums paid, and assuming that the Guideline Minimum Death Benefit is not greater than the death benefit otherwise determined, it is possible for the death benefit to be less than the Face Amount.

  Cash Value Accumulation Test Examples. The following examples demonstrate the determination of death benefits under Options A, B and C under the Cash Value Accumulation Test. The examples show two policies -- policies I and II -- with the same Face Amount and Premiums, but Accumulation Values that vary as shown. All policies assume an Insured is Age 40 at issue that dies at the beginning of his sixth Policy Year. All policies assume that there is no outstanding Policy Debt or prior withdrawals. The net single premium is calculated under the rules specified in the Code for a 45 year old male.

                                                                        POLICY
                                                              POLICY I    II
                                                              -------- --------
      Face Amount............................................ $100,000 $100,000
      Premiums............................................... $ 30,000 $ 30,000
      Accumulated Value on Date of Death..................... $ 25,000 $ 75,000
      Death Benefit Under Option A........................... $100,000 $215,827
      Death Benefit Under Option B........................... $125,000 $215,827
      Death Benefit Under Option C........................... $130,000 $215,827

  For Policy I, the death benefit is equal to the amount provided under Death Benefit Option A, B, or C which, in each instance, is greater than the death benefit provided under the Guideline Minimum Death Benefit (as determined by the Cash Value Accumulation Test).

  For Policy II under Death Benefit Option A, B, or C, the death benefit is equal to the Guideline Minimum Death Benefit (as determined by the Cash Value Accumulation Test) which, in each instance, is greater than the death benefit under Option A, B, or C.

  Guideline Premium Test Examples. The following examples demonstrate the determination of death benefits under Options A, B and C under the Guideline Premium Test. The examples show two policies -- policies I and II -- with the same Face Amount and Premiums, but Accumulation Values that vary as shown. All policies assume an Insured is Age 40 at issue that dies at the beginning of his sixth Policy Year. All policies assume that there is no outstanding Policy Debt or prior withdrawals. The cash value corridor is calculated under the rules specified in the Code for a 45 year old male.

                                                                        POLICY
                                                              POLICY I    II
                                                              -------- --------
      Face Amount............................................ $100,000 $100,000
      Premiums............................................... $ 30,000 $ 30,000
      Accumulated Value on Date of Death..................... $ 25,000 $ 75,000
      Death Benefit Under Option A........................... $100,000 $161,250
      Death Benefit Under Option B........................... $125,000 $175,000
      Death Benefit Under Option C........................... $130,000 $161,250

  For Policy I, the death benefit is equal to the amount provided under Death Benefit Option A, B, or C which, in each instance, is greater than the death benefit provided under the Guideline Minimum Death Benefit (as determined by the Guideline Premium Test).

  For Policy II under Death Benefit Option A or C, the death benefit is equal to the amount provided under the Guideline Minimum Death Benefit (as determined by the Guideline Premium Test) which is greater than the Face Amount provided under Option A, and the Face Amount plus total premium provided under Option C. In contrast, under Death Benefit Option B, the death benefit would be determined by the Death Benefit Option selected which, in each case, is greater than the death benefit provided under the Guideline Minimum Death Benefit (as determined by the Guideline Premium Test).

  All calculations of death benefit will be made as of the end of the Valuation Period during which the Insured dies. Death benefit proceeds may be paid to your Beneficiary in a lump sum or under a payment plan offered under the Policy. The Policy should be consulted for details.

CHANGES IN DEATH BENEFIT OPTION

  You may request that the death benefit under your Policy be changed from Option A or Option C to Option B, or from Option B or Option C to Option A. Changes to Option C will not be available. Changes in the death benefit option may be made only once per Policy Year and should be made in writing to our Home Office. A change from Option B to Option A may be made without evidence of insurability; a change from Option A to Option B will require evidence of insurability satisfactory to us. The effective date of any such change shall be the next Monthly Payment Date after the change is accepted.

  A change in the Death Benefit Option under a Policy will result in a change in the Face Amount of the Policy so that the death benefit under the new Death Benefit Option will equal the death benefit under the former option immediately prior to the change. From that point on, the change in option will affect the determination of the death benefit. In addition, a change in Death Benefit Option may affect the monthly cost of insurance charges since these charges vary with the net amount at risk, which generally is the amount by which the death benefit exceeds Accumulated Value. See "Charges and Deduction:
Cost of Insurance".

  Unless otherwise specified by you in writing, any request for a Death Benefit Option change will not be accepted by us if the Option change would cause your Policy to be treated as a modified endowment contract.

CHANGES IN FACE AMOUNT

  You may request an increase or decrease in the Face Amount under your Policy subject to our approval. A change in Face Amount may only be made once per year. Increasing the Face Amount could increase the death benefit under your Policy, and decreasing the Face Amount could decrease the death benefit. The amount of change in the death benefit will depend, among other things, upon the death benefit option chosen by you and whether, and the degree to which, the death benefit under your Policy exceeds the Face Amount prior to the change. Changing the Face Amount could affect the subsequent level of the death benefit while your Policy is in force and the subsequent level of Policy values. An increase in Face Amount may increase the net amount at risk under your Policy, which will increase your cost of insurance charge. Conversely, a decrease in Face Amount may decrease the net amount at risk, which will decrease your cost of insurance charge.

  Any request for an increase or decrease in Face Amount must be made by written application to our Home Office. It will become effective on the Monthly Payment Date on or next following our acceptance of the request. If you are not the Insured, we will also require the consent of the Insured before accepting a request.

  Increases. Additional evidence of insurability satisfactory to us will be required for an increase in Face Amount. An increase will not be given for increments of Face Amount less than $25,000. We reserve the right to charge a fee for each increase, not to exceed a maximum of $100, to cover the costs of processing the request. This fee will be deducted on the effective date of the increase in Face Amount from the Accumulated Value in the Investment Options in the proportion that each bears to your Accumulated Value less Debt.

  Decreases. Any decrease in Face Amount will first be applied to the most recent increases, then the next most recent increases successively, and finally to the original Face Amount. No charge will be deducted in connection with a decrease. If you choose the Guideline Premium Test, and if a decrease in the Face Amount would result in total premiums paid exceeding the premium limitations prescribed under tax law to qualify your Policy as a life insurance contract, we will refund to you the amount of such excess above the premium limitations.

  We reserve the right to disallow a requested decrease, and will not permit a requested decrease, among other reasons, (1) if compliance with the guideline premium limitations under tax law resulting from the requested decrease would result in immediate termination of your Policy, (2) if, to effect the requested decrease, payments to you would have to be made from Accumulated Value for compliance with the guideline premium limitations, and the amount of such payments would exceed the Net Cash Surrender Value under your Policy, or
(3) if the decrease would cause your Policy to be treated as a modified endowment contract and you have not specified in writing that such treatment is acceptable to you.

POLICY VALUES

  Accumulated Value. Your Accumulated Value is the sum of the amounts under your Policy held in each Investment Option, as well as the amount set aside in the Loan Account, including any accrued earned interest, to secure any Policy Debt.

  On each Valuation Date, the portion of your Accumulated Value allocated to any particular Variable Account will be adjusted to reflect the investment experience of that Variable Account. On each Monthly Payment Date, the portion of the Accumulated Value allocated to a particular Investment Option also will be adjusted to reflect the assessment of the monthly deduction. See "Determination of Accumulated Value". No minimum amount of Accumulated Value is guaranteed. You bear the risk for the investment experience of Accumulated Value allocated to the Variable Accounts.

  Cash Surrender Value. The Cash Surrender Value of your Policy equals your Accumulated Value less the surrender charge. Thus, your Accumulated Value will exceed your Policy's Cash Surrender Value by the amount of the surrender charge. Once the surrender charge has expired, your Accumulated Value will equal the Cash Surrender Value.

  Net Cash Surrender Value. The Net Cash Surrender Value of your Policy equals your Cash Surrender Value less any outstanding Policy Debt. You can surrender your Policy at any time while the Insured is living and receive your Net Cash Surrender Value. See "Surrender".

DETERMINATION OF ACCUMULATED VALUE

  The Accumulated Value will vary to a degree that depends upon several factors, including investment performance of the Variable Accounts to which Accumulated Value has been allocated, payment of premiums, the amount of any outstanding Policy Debt, transfers, withdrawals, and the charges assessed in connection with the Policy.

  The amounts allocated to the Variable Accounts will be invested in shares of the corresponding Portfolio of the Fund. The investment performance of each Variable Account will reflect increases or decreases in the net asset value per share of the corresponding Portfolio and any dividends or distributions declared by a Portfolio. Any dividends or distributions from any Portfolio of the Fund will be automatically reinvested in shares of the same Portfolio, unless we, on behalf of the Separate Account, elect otherwise.

  Assets in the Variable Accounts are divided into accumulation units, which are a measure of value used for bookkeeping purposes. When you allocate net premiums to a Variable Account, your Policy is credited with accumulation units. In addition, other transactions including loans, a surrender, withdrawals, transfers, and assessment of charges against your Policy affect the number of accumulation units credited to your Policy. The number of units credited or debited in connection with any such transaction is determined by dividing the dollar amount of such transaction by the unit value of the affected Variable Account. The unit value of each Variable Account is determined on each Valuation Date at or about 4:00 p.m. Eastern time. The number of units credited will not change because of subsequent changes in unit value.

  The accumulation unit value of each Variable Account's unit initially was $10. The unit value of a Variable Account on any Valuation Date is calculated by adjusting the unit value from the previous Valuation Date for (1) the investment performance of the Variable Account, which is based upon the investment performance of the corresponding Portfolio of the Fund and includes expenses related to the Portfolio's management, (2) any dividends or distributions paid by the corresponding Portfolio, and (3) the charges, if any, we may assess for income taxes attributable to the operation of the Variable Account.

POLICY LOANS

  You may borrow money from us using your Policy as the only security for the loan by submitting a proper written request to our Home Office. We may in our discretion permit loans to be made by telephone if a properly completed Authorization For Telephone Requests has been filed at our Home Office. A loan may be taken any time your Policy is in force. The minimum loan that can be taken at any time is $200. The maximum amount that can be borrowed at any time is the greater of (1) 90% of the Accumulated Value, less any Policy Debt, and less any surrender charges that would have been imposed if the Policy were surrendered on the date the loan is taken or (2) 100% of the product of (a X b/c - d) where (a) equals the Policy's Accumulated Value less any surrender charge that would be imposed if the Policy were surrendered on the date the loan is taken and less 12 times the current monthly deduction; (b) equals 1 plus the annual loan interest rate credited (1.03); (c) equals 1 plus the annual loan interest rate currently charged (1.0325); and (d) equals any existing Policy Debt.

  When you take a loan, an amount equal to the loan is transferred out of your Accumulated Value in the Investment Options into the Loan Account to secure the loan. Unless you request otherwise, loan amounts will be deducted from the Investment Options in the proportion that each bears to your Accumulated Value less Policy Debt.

  The Policy loan annual effective interest rate maximum is 3.25%. We will credit interest monthly on amounts held in the Loan Account to secure the loan at an annual effective rate of 3.0%.

  You may repay all or part of the loan at any time while your Policy is in force. Interest on a loan is accrued daily and is due for the prior year on each Policy Anniversary. If interest is not paid when due, it will be added to the amount of the loan principal and interest will begin accruing thereon from that date. An amount equal to the loan interest charged will be transferred to the Loan Account from the Investment Options on a proportional basis.

  Unless you request otherwise, any loan repayment will be transferred into the Investment Options in accordance with your most recent premium allocation instructions. However, we reserve the right to first transfer repayments from the Loan Account to each Fixed Option up to the amount that was originally borrowed. Any excess over such amount will be transferred to the Variable Accounts relative to your most recent instructions. In addition, on each Policy Anniversary, any interest earned on the loan balance held in the Loan Account will be transferred to each of the Investment Options in accordance with your most recent premium allocation instructions. Unless you request otherwise, in writing, any payment we receive from you while you have a loan outstanding will be first considered a loan repayment. However, certain states may require your payments to be considered premium payments in the absence of specific instructions from you.

  While the amount to secure the loan is held in the Loan Account, you forgo the investment experience of the Variable Accounts and the current interest rates of the Fixed Options on the loaned amount. Thus a loan, whether or not repaid, will have a permanent effect on your Policy's values and may have an effect on the amount and duration of the death benefit. If not repaid, your Policy Debt will be deducted from the amount of death benefit paid upon the death of the Insured, the Cash Surrender Value upon surrender or maturity, or the refund of premium upon exercise of the Free-Look Right.

  A loan may affect the length of time your Policy remains in force. Your Policy will lapse when Accumulated Value minus Policy Debt is insufficient to cover the monthly deduction against your Policy's Accumulated Value on any Monthly Payment Date and the minimum payment required is not made during the Grace Period. Moreover, your Policy may enter the Grace Period more quickly when a loan is outstanding, because the loaned amount is not available to cover the monthly deduction. Additional payments or repayment of a portion of Policy Debt may be required to keep the Policy in force. See "Lapse".

  A loan will not be treated as a distribution from your Policy and will not result in taxable income to you unless your Policy is a modified endowment contract, or unless the Policy is surrendered or upon maturity or lapse of the Policy, in which case a loan will be treated as a distribution that may give rise to taxable income.

  For information on the tax treatment of loans, see "Federal Income Tax Considerations".

SURRENDER

  You may fully surrender your Policy at any time during the life of the Insured. The amount received in the event of a full surrender is your Policy's Net Cash Surrender Value, which is equal to your Accumulated Value less any applicable surrender charge and less any outstanding Policy Debt.

  You may surrender your Policy by sending a written request together with your Policy to our Home Office. The proceeds will be determined as of the end of the Valuation Period during which your request for a surrender is received. You may elect to have the proceeds paid in cash or applied under a payment plan offered under the Policy. See "Payment Plan". For information on the tax effects of a surrender of a Policy, see "Federal Income Tax Considerations".

WITHDRAWALS

  Upon written request on or after the first policy anniversary while the insured is living, you may withdraw a portion of the Net Cash Surrender Value of this policy. The portion of the first withdrawal in each of the first 15 Policy Years of up to 10% of the cumulative premiums paid will not reduce the Face Amount under your Policy. The excess of any withdrawal over this amount may cause a reduction in Face Amount if the Death Benefit Option is Option A, as described below.

  Withdrawals must be for at least $200, and your Policy's Net Cash Surrender Value after the withdrawal must be at least $500. If there is any Policy Debt, the maximum withdrawal is limited to the excess, if any, of the Cash Surrender Value immediately prior to the withdrawal over the result of the Policy Debt divided by 90%.

  You may make a withdrawal by submitting a proper written request to our Home Office. As of the effective date of any withdrawal, your Accumulated Value, Cash Surrender Value, and Net Cash Surrender Value will be reduced by the amount of the withdrawal. The amount of the withdrawal will be allocated proportionately to your Accumulated Value in the Investment Options unless you request otherwise. If the Insured dies after the request for a withdrawal is sent to us and prior to the withdrawal being effected, the amount of the withdrawal will be deducted from the death benefit proceeds, which will be determined without taking into account the withdrawal. A withdrawal fee of $25.00 will be deducted from your Accumulated Value for a withdrawal. (See "Charges and Deductions.")

  Unless otherwise specified by you, in writing, no withdrawal request will be accepted by us if the withdrawal would cause your Policy to be treated as a modified endowment contract.

 Withdrawals and Face Amount

  A withdrawal may reduce the Face Amount of a Policy for which the Owner has selected Death Benefit Option A. A withdrawal will first reduce the excess of the Guideline Minimum Death Benefit over the Face Amount, if any. A withdrawal in excess of this amount will reduce the Face Amount by the excess amount withdrawn.

  A withdrawal will not affect the Face Amount of a Policy on which the Owner has selected Death Benefit Option B or C.

 Withdrawals and Death Benefit

  If your Policy's death benefit is greater than the Guideline Minimum Death Benefit, the withdrawal will reduce the death benefit by the amount of the withdrawal. However, if your Policy's death benefit is equal to the Guideline Minimum Death Benefit applicable to the Insured, a withdrawal may cause the death benefit to decrease by an amount greater than the amount of the withdrawal. See "Death Benefit".

  For information on the tax treatment of withdrawals, see "Federal Income Tax Considerations".

RIGHT TO EXAMINE A POLICY--FREE-LOOK RIGHT

  You have a Free-Look Right, under which your Policy may be returned within 10 days after you receive it (15 days in Colorado; 20 days in North Dakota; and 30 days if you are a resident of California and are age 60 or older). Certain states require different Free-Look Rights if you purchase the Policy in exchange for another policy, in which case we will notify you of your Right. It can be mailed or delivered to us or our agent. The returned Policy will be treated as if we never issued it and we will promptly refund any charges deducted from premiums received, any net premiums received allocated to the Fixed Options, plus the sum of your Policy's Accumulated Value allocated to the Variable Accounts as of the end of the Valuation Period in which we receive your Policy, plus any Policy charges and fees deducted from your Policy's Accumulated Value in the Variable Accounts. If you have taken a loan during the Free-Look Period, your Policy Debt will be deducted from the amount refunded.

  If you reside in a state where applicable law so requires, we will refund premiums received to you if you choose to exercise the Free-Look Right. Before the Free-Look Transfer Date, net premiums will be allocated to the Money Market Variable Account, which invests in the Money Market Portfolio of the Fund (except for amounts allocated to the Loan Account to secure a Policy loan). See "Allocation of Net Premiums".

LAPSE

  Your Policy will lapse only when your Accumulated Value less Policy Debt is insufficient to cover the current monthly deduction on a Monthly Payment Date, and a Grace Period expires without you making a sufficient payment. If Accumulated Value less Policy Debt is insufficient to cover the current monthly deduction on a Monthly Payment Date, you must pay during the Grace Period a minimum of three times the full monthly deduction due on the Monthly Payment Date when the insufficiency occurred to avoid termination of your Policy. We will not accept any payment if it would cause your total premium payments to exceed the maximum permissible premium for your Policy's Face Amount under the IRC. This is unlikely to occur unless you have outstanding Policy Debt, in which case you could repay a sufficient portion of the Policy Debt to avoid termination. In this instance, you may wish to repay a portion of Policy Debt to avoid recurrence of the potential lapse. If premium payments have not exceeded the maximum permissible premiums for your Policy's Face Amount, you may wish to make larger or more frequent premium payments to avoid recurrence of the potential lapse.

  If your Accumulated Value less Policy Debt is insufficient to cover the monthly deduction on a Monthly Payment Date, we will deduct the amount that is available. We will notify you (and any assignee of record) of the payment required to keep your Policy in force. You will then have a "Grace Period" of 61 days, measured from the date the notice is sent, to make the required payment. Your Policy will remain in force through the Grace Period. Failure to make the required payment within the Grace Period will result in termination of coverage under your Policy, and your Policy will lapse with no value. If the required payment is made during the Grace Period, any premium paid will be allocated among the Investment Options in accordance with your current premium allocation instructions. Any monthly deduction due will be charged to the Investment Options on a proportionate basis. If the Insured dies during the Grace Period, the death benefit proceeds will equal the amount of the death benefit immediately prior to the commencement of the Grace Period, reduced by any unpaid monthly deductions and any Policy Debt.

REINSTATEMENT

  We will reinstate a lapsed Policy (but not a Policy which has been surrendered for its Net Cash Surrender Value) at any time within five years after the end of the Grace Period provided we receive the following: (1) your written application, (2) evidence of insurability satisfactory to us, and (3) payment of all monthly deductions that were due and unpaid during the Grace Period, and payment of a premium at least sufficient to keep the Policy in force for three months after the date of reinstatement.

  When your Policy is reinstated, your Accumulated Value will be equal to your Accumulated Value on the date of the lapse subject to the following: If your Policy is reinstated after your first Monthly Payment Date following lapse, your Accumulated Value will be reduced by the amount of Policy Debt on the date of lapse and no Policy Debt will exist on the date of the reinstatement. If your Policy is reinstated on your Monthly Payment Date next following lapse, any Policy Debt on the date of lapse will also be reinstated. No interest on amounts held in the Loan Account to secure Policy Debt will be paid or credited between lapse and reinstatement. Reinstatement will be effective as of your Monthly Payment Date on or next following the date of our approval, and your Accumulated Value minus, if applicable, Policy Debt will be allocated among the Investment Options in accordance with your most recent premium allocation instructions.

                            CHARGES AND DEDUCTIONS

PREMIUM LOAD

  A premium load is deducted from each premium payment under your Policy prior to allocation of the net premium to your Accumulated Value. The premium load consists of the following items:

    Sales Load. The sales load is equal to 2.50% of each premium paid.

    The sales load is deducted to compensate us for the cost of distributing the Policies. The amount we derive from the sales load is not expected to be sufficient to cover the sales and distribution expenses in connection with the Policies. If surrendered within 10 years after issuance, the Policy will also be subject to a surrender charge. See "Surrender Charge," below. To the extent that sales and distribution expenses exceed sales loads, such expenses may be recovered from other charges, including amounts derived indirectly from the charge for mortality and expense risks and from mortality gains.

    We may reduce or waive the sales load on Policies sold to our directors or employees, any of our affiliates or to trustees or any employees of the Fund.

    State and Local Premium Tax Charge. A charge equal to 2.35% is assessed against each premium to pay certain applicable state and local premium taxes. Premium taxes vary from state to state, and in some instances, among municipalities. The 2.35% rate approximates the average tax rate expected to be paid on premiums from all states. We reserve the right to change the premium tax charge to reflect any changes in the law. We do not expect to profit from this charge.

    Federal Tax Charge. A charge equal to 1.50% is assessed against each premium to pay certain applicable federal taxes. We reserve the right to change the Federal Tax Charge to reflect any changes in the law.

DEDUCTIONS FROM ACCUMULATED VALUE

  A charge called the monthly deduction is deducted from your Accumulated Value in the Investment Options beginning on the Monthly Payment Date on or next following the date we first become obligated under your Policy and on each Monthly Payment Date thereafter. Unless you request otherwise, in writing, the monthly deduction will be deducted from the Investment Options on a pro rata basis. The monthly deduction consists of the following items:

  Cost of Insurance. This monthly charge compensates us for providing life insurance coverage for the Insured. We may use any profits derived from this charge for any lawful purpose. The amount of the charge is equal to a current cost of insurance rate multiplied by the net amount at risk based on the death benefit attributed to the Face Amount under your Policy at the beginning of the Policy Month. The net amount at risk for these purposes is equal to the amount of total death benefit of the Policy payable at the beginning of the Policy Month divided by 1.002466 (a discount factor to account for return deemed to be earned during the month) less your Accumulated Value at the beginning of your Policy Month before the monthly deduction is due, including any interest credited to the Loan Account.

  If there have been increases in Face Amount, then the net amount at risk will be proportionately allocated to each increase according to the Face Amount attributed to each increase that is in force as of your Monthly Payment Date.

  The Policy's cost of insurance rates will not exceed certain guaranteed rates shown in the Policy's Specifications. The guaranteed rates are no greater than certain of the 1980 Commissioners Standard Ordinary Mortality Tables (and where unisex cost of insurance rates apply, the 1980 Commissioners Ordinary Mortality Table B). These rates are based on the Age and underwriting class of the Insured. They are also based on the sex of the Insured, except that unisex rates are used where appropriate under applicable law, including in the state of Montana and in Policies purchased by employers and employee organizations in connection with employment-related insurance or benefit programs. As of the date of this prospectus, we charge "current rates" that are lower (i.e., less expensive) than the guaranteed rates, and we may also charge current rates in the future. The current rates vary with, among other things, the Age, gender, where permissable, and underwriting class of the Insured. In addition, they also vary with the Insured's smoking status, and the policy duration. The cost of insurance rate generally increases with the Age of the Insured.

  You have the option to elect a guaranteed period during which we will guarantee our current Cost of Insurance Rates as of the date the Policy is issued. If the Insured is Age 65 or under at Policy issue and is in our "standard" risk classification, you may elect a 10 year guaranteed period; otherwise a 5 year guaranteed period will apply. This election must be made on the application and cannot be changed once the Policy is issued. There is no cost for increasing the guaranteed period to 10 years.

  If there are Face Amount increases, the Cost of Insurance Rates will have a new guaranteed period applicable to the amount of the increase based on our then-current Cost of Insurance Rates. If the Insured is Age 65 or under at the time of increase and is in our "standard" risk classification, you may elect a 10 year guaranteed period; otherwise a 5 year guaranteed period will apply. There is no cost for increasing the guaranteed period to 10 years.

  If there have been increases in your Face Amount, then for purposes of calculating the cost of insurance charge, your Accumulated Value will first be applied to the initial Face Amount. If your Accumulated Value exceeds the initial Face Amount divided by 1.002466, the excess will then be applied to any increase in Face Amount in the order of the increases. If the death benefit equals Accumulated Value multiplied by the applicable death benefit percentage, any increase in Accumulated Value will cause an automatic increase in the death benefit. The underwriting class and duration for such increase will be the same as that used for the most recent increase in Face Amount (that has not been eliminated through a subsequent decrease in Face Amount).

  Administrative Charge. A monthly administrative charge is deducted equal to $7.50 per month until Age 100. The administrative charge is assessed to reimburse us for the expenses associated with administration and maintenance of the Policies. We do not expect to profit from this charge.

  M&E Risk Charge. The M&E Risk Charge is to compensate us for the risk we assume that mortality expenses and other costs of providing your Policy will be greater than estimated by us. The M&E Risk Charge is a monthly charge that consists of two components: the M&E Risk Face Amount Charge and the M&E Risk Asset Charge.

  During the first ten Policy Years, the M&E Risk Face Amount Charge will be assessed at a rate determined with reference to the initial Face Amount of the Policy. The rate will be equal to a Face Amount Component Factor per $1,000 of initial Face Amount. Face Amount Component Factors are shown in Appendix A, and they are based upon the Age of the Insured at the Policy Date. This component is not assessed on the initial Face Amount after the tenth Policy Year.

  If there have been increases in the Face Amount, each increase will have a corresponding M&E Risk Face Amount Charge related to the amount of the increase. These charges will be specified in a supplemental schedule of benefits at the time of the increase, and will continue for 10 years from the date of the increase. If your Policy's Face Amount decreases, your M&E Risk Face Amount Charge will remain the same.

  For example, for a Male Insured Age 45 who is a non-smoker and who purchases a Policy with a Face Amount of $350,000, the monthly M&E Risk Face Amount Charge, assuming standard underwriting risk, would be $119.70 under Death Benefit Options A or C and $159.95 under Death Benefit Option B. If the same Policy is issued with nonstandard underwriting risk, the amount of the M&E Risk Face Amount Charges would be higher. Please refer to Appendix A for more information.

  In addition, a monthly M&E Risk Asset Charge is assessed at an annual rate equal to .45% of the first $25,000 of unloaned Accumulated Value, plus a charge of .05% of unloaned Accumulated Value above $25,000 to the Insured's Age 100. Unloaned Accumulated Value is based upon the value in the Investment Options at the beginning of the Monthly Payment Date and after the allocation of new net premium, withdrawal and/or loan on that day, but before any monthly deductions.

  The M&E Risk Charge is assessed to compensate us for assuming certain mortality and expense risks under the Policies. The mortality risk assumed is that Insureds, as a group, may live for a shorter period of time than estimated and, therefore, the cost of insurance charges specified in the Policy will be insufficient to meet actual claims. The expense risk assumed is that other expenses incurred in issuing and administering the Policies and operating the Separate Account will be greater than the charges assessed for such expenses. We will realize a gain from this charge to the extent it is not needed to provide the mortality benefits and expenses under the Policies, and will realize a loss to the extent the charge is not sufficient. We may use any profit derived from this charge for any lawful purpose, including any distribution expenses not covered by the sales load or sales surrender charge. See "Surrender Charge," below.

  Optional Insurance Benefits Charges. The monthly deduction will include charges for any optional insurance benefits added to the Policy by Rider. A Rider may affect your charges under the Policy. See "Optional Insurance Benefits and Other Policies".

SURRENDER CHARGE

  A surrender charge may be deducted from your Accumulated Value upon surrender of your Policy. The surrender charge is used to help pay for underwriting, policy issues, and sales and distribution costs on the policies. The initial surrender charge is equal to a specified amount that varies with the Age and risk classification of the Insured, and the Death Benefit Option selected, for each $1,000 of a Policy's initial Face Amount in accordance with the schedule in Appendix B. The charge remains level for the first Policy Year, and then will decrease by 0.9259% per month to zero at the end of the 120th month.

  If there have been increases in the Face Amount, each increase will have a corresponding surrender charge related to the amount of the increase. These charges will be specified in a supplemental schedule of benefits at the time of the increase.

  There is no reduction of surrender charge when the Face Amount of a Policy is decreased.

  For example, if a Male Insured Age 45 who is a non-smoker purchases a Policy with a Face Amount of $350,000, the surrender charge, assuming standard underwriting risk, would be $9,096.50 under Death Benefit Options A or C, or $12,155.50 under Death Benefit Option B if surrendered during the first Policy Year, and $5,053.61 and $6,753.06, respectively, if surrendered at the end of the fifth Policy Year. The surrender charge becomes $0 after the 10th Policy Anniversary.

  The maximum surrender charge under a Policy, per $1,000 of original Face Amount, is $54.11 for a standard classification and $69.09 for a nonstandard classification.

WITHDRAWAL CHARGE

  A withdrawal fee of $25 will be deducted proportionately from the Accumulated Value in the Investment Options each time a Withdrawal occurs.

CORPORATE AND OTHER PURCHASERS

  The Policy is available for individuals and for corporations and other institutions. For corporate or other group or sponsored arrangements purchasing one or more Policies, we may reduce the amount of the surrender charge or other charges where the expenses associated with the sale of, or the underwriting or other administrative costs associated with the Policy or Policies are reduced. Sales, underwriting or other administrative expenses may be reduced for reasons such as expected economies resulting from a corporate purchase or a group or sponsored arrangement, from the amount of the initial premium payment or payments, or the amount of projected premium payments.

OTHER CHARGES

  We may charge the Variable Accounts for federal income taxes incurred by us that are attributable to the Separate Account and its Variable Accounts or to our operations with respect to the Policies. No such charge is currently assessed. See "Charge for Our Income Taxes".

  We will bear the direct operating expenses of the Separate Account. Each Variable Account available to you purchases shares of the corresponding Portfolio of the underlying Fund. The Fund and each of its Portfolios incur certain charges including the investment advisory fee and certain operating expenses. The Fund is governed by its Board of Trustees. The Fund's expenses are not fixed or specified under the terms of the Policy, and these expenses may vary from year to year. The advisory fees and other expenses are more fully described in "Summary of the Policy: Fund Annual Expenses After Expense Limitation" and in the prospectus of the Fund.

  We may use the profits derived from any charge for any lawful purpose, including any distribution expenses not covered by the sales load or surrender charge.

GUARANTEE OF CERTAIN CHARGES

  We guarantee that certain charges will not increase. This includes the charge for mortality and expense risks, the administrative charge with respect to the guaranteed rates described above, the sales load, the guaranteed cost of insurance rates, and the surrender charge.

                               OTHER INFORMATION

FEDERAL INCOME TAX CONSIDERATIONS

  The following discussion provides a general description of the federal income tax considerations relating to the Policy. This discussion is based upon our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). This discussion is not intended as tax advice. Because of the inherent complexity of such laws and the fact that tax results will vary according to the particular circumstances of the individual involved, tax advice may be needed by a person contemplating the purchase of the Policy. It should, therefore, be understood that these comments concerning federal income tax consequences are not an exhaustive discussion of all tax questions that might arise under the Policy and that special rules which are not discussed herein may apply in certain situations. Moreover, no representation is made as to the likelihood of continuation of federal income tax or estate or gift tax laws or of the current interpretations by the IRS or the courts. Future legislation may adversely affect the tax treatment of life insurance policies or other tax rules described in this discussion or that relate directly or indirectly to life insurance policies. Finally, these comments do not take into account any state or local income tax considerations which may be involved in the purchase of the Policy.

   While we believe that the Policy meets the statutory definition of life insurance under Section 7702 of the Internal Revenue Code ("IRC") and hence will receive federal income tax treatment consistent with that of traditional fixed life insurance, the area of the tax law relating to the definition of life insurance does not explicitly address all relevant issues (including, for example, the treatment of substandard risk Policies and Policies with term insurance on the Insured). We reserve the right to make changes to the Policy if changes are deemed appropriate by us to attempt to assure qualification of the Policy as a life insurance contract. If a Policy were determined not to qualify as life insurance, the Policy would not provide the tax advantages normally provided by life insurance. The discussion below summarizes the tax treatment of life insurance contracts.

  The death benefit under a Policy should be excludable from the gross income of the Beneficiary (whether the Beneficiary is a corporation, individual or other entity) under IRC Section 101(a)(1) for purposes of the regular federal income tax and you generally should not be deemed to be in constructive receipt of the cash values, including increments thereof, under the Policy until a full surrender thereof, maturity of the Policy, or a withdrawal. In addition, certain Policy loans may be taxable in the case of Policies that are modified endowment contracts. PROSPECTIVE OWNERS THAT INTEND TO USE POLICIES TO FUND DEFERRED COMPENSATION ARRANGEMENTS FOR THEIR EMPLOYEES ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF SUCH ARRANGEMENTS. PROSPECTIVE CORPORATE OWNERS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE TREATMENT OF LIFE INSURANCE IN THEIR PARTICULAR CIRCUMSTANCES FOR PURPOSES OF THE ALTERNATIVE MINIMUM TAX APPLICABLE TO CORPORATIONS AND THE ENVIRONMENTAL TAX UNDER IRC SECTION 59A. Changing the Policy Owner may also have tax consequences. Exchanging a Policy for another involving the same Insured generally will not result in the recognition of gain or loss according to IRC Section 1035(a). Changing the Insured under a Policy will, however, not be treated as a tax-free exchange under IRC Section 1035, but rather as a taxable exchange.

  Diversification Requirements. To comply with regulations under Section 817(h) of the IRC, each Portfolio of the Fund is required to diversify its investments. For details on these diversification requirements, see "What is the Federal Income Tax Status of the Fund" in the Fund's prospectus.

  The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In those circumstances, income and gains from the separate account assets would be includable in the variable policy owner's gross income. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor [i.e. the Policy Owner], rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated the guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

  The ownership rights under your Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policy owners were not owners of separate account assets. For example, you have additional flexibility in allocating premium payments and Policy values. These differences could result in your being treated as the owner of your Policy's pro rata portion of the assets of the Separate Account. In addition, we do not know what standards will be set forth, if any, in the regulations or ruling which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the Policy, as deemed appropriate by us, to attempt to prevent you from being considered the owner of your Policy's pro rata share of the assets of the Separate Account. Moreover, in the event that regulations are adopted or rulings are issued, there can be no assurance that the Portfolios will be able to operate as currently described in the Prospectus, or that the Fund will not have to change any Portfolio's investment objective or investment policies.

  Tax Treatment of Policies. IRC Section 7702A defines a class of life insurance contracts referred to as modified endowment contracts. Under this provision, the Policies will be treated for tax purposes in one of two ways. Policies that are not classified as modified endowment contracts will be taxed as conventional life insurance contracts, as described below. Taxation of pre-death distributions from Policies that are classified as modified endowment contracts and that are entered into on or after June 21, 1988 is somewhat different, as described below.

  A life insurance contract becomes a "modified endowment contract" if, at any time during the first seven contract years, the sum of actual premiums paid exceeds the sum of the "seven-pay premium." Generally, the "seven-pay premium" is the level annual premium, such that if paid for each of the first seven years, will fully pay for all future death and endowment benefits under a contract. For example, if the "seven-pay premiums" were $1,000, the maximum premiums that could be paid during the first seven years to avoid "modified endowment" treatment would be $1,000 in the first year; $2,000 through the first two years and $3,000 through the first three years, etc. Under this test, a Select Exec II Policy may or may not be a modified endowment contract, depending on the amount of premiums paid during each of the Policy's first seven contract years. Changes in the policy, including changes in death benefits, may require "retesting" of a Policy to determine if it is to be classified as a modified endowment contract.

  Conventional Life Insurance Policies. If a Policy is not a modified endowment contract, upon full surrender or maturity of a Policy for its Net Cash Surrender Value, the excess, if any, of the Net Cash Surrender Value plus any outstanding Policy Debt over the cost basis under a Policy will be treated as ordinary income for federal income tax purposes. Such a Policy's cost basis will usually equal the premiums paid less any premiums previously recovered in withdrawals. Under IRC Section 7702, if a withdrawal occurring within 15 years of the Policy Date is accompanied by a reduction in benefits under the Policy, special rules apply to determine whether part or all of the cash received is paid out of the income of the Policy and is taxable. Cash distributed to a Policy Owner on withdrawals occurring more than 15 years after the Policy Date will be taxable as ordinary income to the Policy Owner to the extent that it exceeds the cost basis under a Policy.

  We also believe that loans received under Policies that are not modified endowment contracts will be treated as indebtedness of the Owner for federal income tax purposes, and that no part of any loan under the Policy will constitute income to the Owner unless the Policy is surrendered or matures or lapses. CONSULT WITH YOUR TAX ADVISOR ON WHETHER INTEREST PAID (OR ACCRUED BY AN ACCRUAL BASIS TAXPAYER) ON A LOAN UNDER A POLICY THAT IS NOT A MODIFIED ENDOWMENT CONTRACT MAY BE DEDUCTIBLE. Tax law provisions may limit the deduction of interest payable on loan proceeds that are used to purchase or carry certain life insurance policies. Also, new tax law has been proposed in 1998 which contains a provision that could adversely affect the owners of certain "corporate-owned life insurance policies". (As of the date of this Prospectus, this proposal has not been introduced as a bill and may or may not ever become law as currently drafted.) Present law provides that a portion of the interest deductions on indebtedness is reduced if the taxpayer is a direct or indirect beneficiary of certain life insurance, endowment, or annuity contracts (even interest on indebtedness that is completely unrelated to the contract). This rule does not apply under present law if the contract was issued on 20% owners, officers or employees. The proposal would repeal the exception other than for 20% owners for taxable years beginning after the date of enactment. The effect of the proposal would be to increase the after-tax cost of such policies in most cases. If you have questions regarding the proposal, please consult your tax advisor.

  Modified Endowment Contracts. Pre-death distributions from modified endowment contracts may give rise to taxable income. Upon full surrender or maturity of the Policy, the Policy Owner would recognize ordinary income for federal income tax purposes equal to the amount by which the Net Cash Surrender Value plus Policy Debt exceeds the investment in the Policy (usually the premiums paid plus certain pre-death distributions that were taxable less any premiums previously recovered that were excludable from gross income). Upon withdrawals and Policy loans, the Policy Owner would recognize ordinary income to the extent allocable to income (which includes all previously non-taxed gains) on the Policy. The amount allocated to income is the amount by which the Accumulated Value of the Policy exceeds investment in the Policy immediately before the distribution. Under a tax law provision, if two or more policies which are classified as modified endowment contracts are purchased from any one insurance company, including us, during any calendar year, all such policies will be aggregated for purposes of determining the portion of the pre-death distributions allocable to income on the policies and the portion allocable to investment in the policies.

  Amounts received under a modified endowment contract that are included in gross income are subject to an additional tax equal to 10% of the amount included in gross income, unless an exception applies. The 10% additional tax does not apply to any amount received: (i) when the taxpayer is at least 59 1/2 years old; (ii) which is attributable to the taxpayer becoming disabled; or (iii) which is part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

  If a Policy was not originally a modified endowment contract but becomes one, under Treasury Department regulations which are yet to be prescribed, pre-death distributions received in anticipation of a failure of a Policy to meet the seven-pay premium test are to be treated as pre-death distributions from a modified endowment contract (and, therefore, are to be taxable as described above) even though, at the time of the distribution(s) the Policy was not yet a modified endowment contract. For this purpose, pursuant to the IRC, any distribution made within two years before the Policy is classified as a modified endowment contract shall be treated as being made in anticipation of the Policy's failing to meet the seven-pay premium test.

  It is unclear whether interest paid (or accrued by an accrual basis taxpayer) on Policy Debt with respect to a modified endowment contract constitutes interest for federal income tax purposes. CONSULT YOUR TAX ADVISOR. Tax law provisions may limit the deduction of interest payable on loans and on loan proceeds that are used to purchase or carry certain life insurance policies.

  Accelerated Living Benefits. An Accelerated Living Benefit Rider is available in connection with the Policy. Benefits under the Accelerated Living Benefit Rider may be taxable. The Internal Revenue Service has issued proposed regulations and is expected to issue final regulations in the near future under which accelerated living benefits that meet the requirements set forth in the regulations can be received without incurring a federal income tax. The precise requirements which will be incorporated in the final regulations are not known.

  In some cases, there may be a question as to whether a life insurance policy that has an accelerated living benefit rider can meet certain technical aspects of the definition of "life insurance contract" under the Code. The IRS regulations mentioned above are expected to set forth the requirements under which a policy with an accelerated living benefits rider will be deemed to meet the definitional requirements of a life insurance contract. We reserve the right to (but are not obligated to) modify the Rider to conform with requirements under the final regulations. OWNERS CONSIDERING ADDING AN ACCELERATED LIVING BENEFIT RIDER OR EXERCISING RIGHTS UNDER THE RIDER SHOULD FIRST CONSULT A QUALIFIED TAX ADVISER.

  Reasonableness Requirement for Charges. Another provision of the tax law deals with allowable charges for mortality costs and other expenses that are used in making calculations to determine whether a contract qualifies as life insurance for federal income tax purposes. For life insurance policies entered into on or after October 21, 1988, these calculations must be based upon reasonable mortality charges and other charges reasonably expected to be actually paid. The Treasury Department has issued proposed regulations and is expected to promulgate temporary or final regulations governing reasonableness standards for mortality charges. While we believe under IRS pronouncements currently in effect that the mortality costs and other expenses used in making calculations to determine whether the Policy qualifies as life insurance meet the current requirements, complete assurance cannot be given that the IRS would necessarily agree. It is possible that future regulations will contain standards that would require us to modify our mortality charges used for the purposes of the calculations in order to retain the qualification of the Policy as life insurance for federal income tax purposes, and we reserve the right to make any such modifications.

  Other. Federal estate and gift and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend on the jurisdiction and the circumstances of each Owner or Beneficiary.

  FOR COMPLETE INFORMATION ON FEDERAL, STATE, LOCAL AND OTHER TAX
CONSIDERATIONS, A QUALIFIED TAX ADVISER SHOULD BE CONSULTED.

  WE DO NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY POLICY.

CHARGE FOR OUR INCOME TAXES

  For federal income tax purposes, variable life insurance generally is treated in a manner consistent with traditional fixed life insurance. We will review the question of a charge to the Separate Account or the Policy for our federal income taxes periodically. A charge may be made for any federal income taxes incurred by us that are attributable to the Separate Account or to our operations with respect to the Policy. Charges might become necessary if our tax treatment is ultimately determined to be other than what we currently believe it to be, if there are changes made in the federal income tax treatment of variable life insurance at the insurance company level, or if there is a change in our tax status.

  Under current laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we reserve the right to charge the Account for such taxes, if any, attributable to the Account.

VOTING OF FUND SHARES

  In accordance with our view of present applicable law, we will exercise voting rights attributable to the shares of each Portfolio of the Fund held in the Variable Accounts at any regular and special meetings of the shareholders of the Fund on matters requiring shareholder voting under the Investment Company Act of 1940 or by the Fund. We will exercise these voting rights based on instructions received from persons having the voting interest in corresponding Variable Accounts of the Separate Account. However, if the Investment Company Act of 1940 or any regulations thereunder should be amended, or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the shares of the Fund in its own right, we may elect to do so.

  You are the person having the voting interest under a Policy. Unless otherwise required by applicable law, the number of votes as to which a Policy Owner will have the right to instruct will be determined by dividing your Accumulated Value in a Variable Account by the net asset value per share of the corresponding Portfolio of the Fund. Fractional votes will be counted. The number of votes as to which you will have the right to instruct will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the meeting of the Fund. If required by the Securities and Exchange Commission, we reserve the right to determine in a different fashion the voting rights attributable to the shares of the Fund based upon the instructions received from Policy Owners. Voting instructions may be cast in person or by proxy.

  If there are shares of a Portfolio held by a Variable Account for which we do not receive timely voting instructions, we will vote those shares in the same proportion as the voting instructions for all other shares of that Portfolio held by that Variable Account for which we have received timely voting instructions. If we hold shares of a Portfolio in our General Account, or hold unvoted shares in the Separate Account, and/or if any of our non-insurance subsidiaries holds shares of a Portfolio, we will vote such shares in the same proportion as other votes cast by all of our separate accounts, in the aggregate.

DISREGARD OF VOTING INSTRUCTIONS

  We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that voting rights be exercised so as to cause a change in the subclassification or investment objective of a Portfolio or to approve or disapprove an investment advisory contract. In addition, we may disregard voting instructions of changes initiated by Policy Owners in the investment policy or the investment adviser (or portfolio manager) of a Portfolio, provided that our disapproval of the change is reasonable and is based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the Portfolio's objectives and purpose, and considering the effect the change would have on us. In the event we do disregard voting instructions, a summary of that action and the reasons for such action will be included in the next report to Policy Owners.

CONFIRMATION STATEMENTS AND OTHER REPORTS TO OWNERS

  A statement will be sent quarterly to you setting forth a summary of the transactions which occurred during the quarter and indicating the death benefit, Face Amount, Accumulated Value, Cash Surrender Value, and any Policy Debt. In addition, the statement will indicate the allocation of Accumulated Value among the Investment Options and any other information required by law. Confirmations will be sent out upon premium payments, transfers, loans, loan repayments, withdrawals, and surrenders. Confirmations of scheduled transactions under dollar cost averaging, portfolio rebalancing and monthly deductions will appear on your quarterly statements.

  You will also be sent annual financial statements for the Separate Account and the Fund, the latter of which will include a list of the portfolio securities of the Fund, as required by the Investment Company Act of 1940, and/or such other reports as may be required by federal securities laws.

SUBSTITUTION OF INVESTMENTS

  We reserve the right, subject to compliance with the law as then in effect, to make additions to, deletions from, or substitutions for the securities that are held by the Separate Account or any Variable Account or that the Separate Account or any Variable Account may purchase. If shares of any or all of the Portfolios of the Fund should no longer be available for investment, or if, in the judgment of our management, further investment in shares of any or all Portfolios of the Fund should become inappropriate in view of the purposes of the Policies, we may substitute shares of another Portfolio of the Fund or of a different fund for shares already purchased, or to be purchased in the future under the Policies.

  Where required, we will not substitute any shares attributable to your interest in a Variable Account or the Separate Account without notice, your approval, or prior approval of the Securities and Exchange Commission and without following the filing or other procedures established by applicable state insurance regulators.

  We also reserve the right to establish additional Variable Accounts which may include additional subaccounts of the Separate Account to serve as investment options under the Policies, which may be managed separate accounts or may invest in a new Portfolio of the Fund, or in shares of another investment company, a portfolio thereof, or suitable investment vehicle, with a specified investment objective. New Variable Accounts may be established when, at our sole discretion, marketing needs or investment conditions warrant, and any new Variable Accounts will be made available to existing Policy Owners on a basis to be determined by us. We may also eliminate one or more Variable Accounts if, in our sole discretion, marketing, tax, or investment conditions so warrant. We may also terminate and liquidate any Variable Account.

  In the event of any such substitution or change, we may, by appropriate endorsement, make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If deemed by us to be in the best interests of persons having voting rights under the Policies, the Separate Account may be operated as a management investment company under the Investment Company Act of 1940 or any other form permitted by law, it may be deregistered under that Act in the event such registration is no longer required, or it may be combined with other separate accounts of ours or an affiliate of ours. Subject to compliance with applicable law, we also may combine one or more Variable Accounts and may establish a committee, board, or other group to manage one or more aspects of the operation of the Separate Account.

REPLACEMENT OF LIFE INSURANCE OR ANNUITIES

  The term "replacement" has a special meaning in the life insurance industry and is described more fully below. Before you make your purchase decision, Pacific Life wants you to understand how a replacement may impact your existing plan of insurance.

  A policy "replacement" occurs when a new policy or contract is purchased and, in connection with the sale, an existing policy or contract is surrendered, lapsed, forfeited, assigned to the replacing insurer, otherwise terminated, or used in a financed purchase. A "financed purchase" occurs when the purchase of a new life insurance policy or annuity contract involves the use of funds obtained from the values of an existing life insurance policy or annuity contract through withdrawal, surrender or loan.

  There are circumstances in which replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest. Accordingly, you should make a careful comparison of the costs and benefits of your existing policy or contract and the proposed policy or contract to determine whether replacement is in your best interest.

CHANGES TO COMPLY WITH LAW

  We reserve the right to make any change without your consent to the provisions of the Policy to comply with, or give you the benefit of, any federal or state statute, rule, or regulation, including but not limited to requirements for life insurance contracts and modified endowment contracts under the IRC, under regulations of the United States Treasury Department or any state.

                            PERFORMANCE INFORMATION

  Performance information for the Variable Accounts of the Separate Account may appear in advertisements, sales literature, or reports to Policy Owners or prospective purchasers. Performance information in advertisements or sales literature may be expressed in any fashion permitted under applicable law, which may include presentation of a change in a Policy Owner's Accumulated Value attributable to the performance of one or more Variable Accounts, or as a change in a Policy Owner's death benefit. Performance quotations may be expressed as a change in a Policy Owner's Accumulated Value over time or in terms of the average annual compounded rate of return on the Policy Owner's Accumulated Value, based upon a hypothetical Policy in which premiums have been allocated to a particular Variable Account over certain periods of time that will include one year or from the commencement of operation of the Variable Account. If a Portfolio has been in existence for a longer period of time than its corresponding Variable Account, we may also present hypothetical returns that the Variable Account would have achieved had it invested in its corresponding Portfolio for periods through the commencement of operation of the Portfolio. For the period that a particular Variable Account has been in existence, the performance will be actual performance and not hypothetical in nature. Any such quotation may reflect the deduction of all applicable charges to the Policy including premium load, the cost of insurance, the administrative charge, and the mortality and expense risk charge. The varying death benefit options will result in different expenses for the cost of insurance, and the varying expenses will result in different Accumulated Values. Since the Guideline Minimum Death Benefit is related to the Accumulated Value, it will vary with Accumulated Value. The cost of insurance charge varies according to the Ages of the Insureds and therefore the cost of insurance charge reflected in the performance for the hypothetical Policy is based on the hypothetical Insureds and death benefit option assumed. The quotation may also reflect the deduction of the surrender charge, if applicable, by assuming a surrender at the end of the particular period, although other quotations may simultaneously be given that do not assume a surrender and do not take into account deduction of the surrender charge or other charges.

  Performance information for a Variable Account may be compared, in advertisements, sales literature, and reports to Policy Owners to: (i) other variable life separate accounts, mutual funds, or investment products tracked by research firms, ratings services, companies, publications, or persons who rank separate accounts or investment products on overall performance or other criteria; and (ii) the Consumer Price Index (measure for inflation) to assess the real rate of return from the purchase of a Policy. Reports and promotional literature may also contain our rating or a rating of our claim-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

  Performance information for any Variable Account of the Separate Account reflects only the performance of a hypothetical Policy whose Accumulated Value is allocated to the Variable Account during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the Portfolio of the Fund in which the Variable Account invests, and the market conditions during the given period of time, and should not be considered as a representation of what may be achieved in the future.

                              THE GENERAL ACCOUNT

  You may allocate all or a portion of your net premium payments and transfer Accumulated Value to the Fixed Account and/or the Fixed LT Account. All amounts allocated to the Fixed Options become part of our General Account, which consists of all assets owned by us other than those in the Separate Account and our other separate accounts, and supports insurance and annuity obligations. Subject to applicable law, we have sole discretion over the investment of the assets of our General Account, and bear the associated investment risk; you will not share in the investment experience of General Account assets.

  Because of exemptive and exclusionary provisions, interests in the Fixed Options have not been registered under the Securities Act of 1933 and the General Account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, the Fixed Options or any interests therein are generally not subject to the provisions of these Acts and, as a result, the staff of the SEC has not reviewed the disclosure in this prospectus relating to the Fixed Options. Disclosures regarding the Fixed Options may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus. For more details regarding the Fixed Options, see the Policy itself.

GENERAL DESCRIPTION

  You may elect to allocate net premium payments to the Fixed Account, the Fixed LT Account, the Separate Account, or all three, subject to the limitations described below. You may also transfer Accumulated Value from the Variable Accounts to the Fixed Options, or from the Fixed Options to the Variable Accounts, subject to the limitations described below. We guarantee that the Accumulated Value in the Fixed Options will be credited on a daily basis using a 365 day year at a rate not less than a minimum effective annual rate of 3%. Such interest will be paid regardless of the actual investment experience of the General Account. In addition, we may in our sole discretion declare current interest in excess of the 3%, which will be guaranteed at least until the end of the Policy Year and annually thereafter. (The portion of your Accumulated Value that has been used to secure Policy Debt will be credited with an interest rate equal to an effective annual rate of 3%.)

  We bear the full investment risk for the Accumulated Value allocated to the Fixed Options.

DEATH BENEFIT

  The death benefit under the Policy will be determined in the same fashion for an Owner who has Accumulated Value in the Fixed Accounts as for an Owner who has Accumulated Value in the Variable Accounts. See "Death Benefit".

POLICY CHARGES

  Policy charges will be the same whether you allocate net premiums or transfer Accumulated Value to the Fixed Options or allocate net premiums to the Variable Accounts. These charges consist of the premium load, including the sales load, state and local premium tax charge, and federal tax charge; the deductions from Accumulated Value, including the charges for the cost of insurance, administrative charge, M&E Risk Charge, the charge for any optional insurance benefits added by rider, any death benefit change charge; and the surrender charge. Any amounts that we pay for income taxes allocable to the Variable Accounts will not be charged against the Fixed Options. In addition, the operating expenses of the Variable Accounts, as well as the investment advisory fee charged by the Fund, will not be paid directly or indirectly by you to the extent the Accumulated Value is allocated to the Fixed Options; however, to such extent you will not participate in the investment experience of the Variable Accounts.

TRANSFERS TO AND FROM THE FIXED OPTIONS

  Subject to the following limitations, amounts may be transferred on and after the date your initial net premium is allocated to the Investment Options you choose from the Variable Accounts to the Fixed Options, from the Fixed Options to the Variable Accounts, and/or between the Fixed Options.

  Transfers from the Variable Accounts to the Fixed Options may be made in the Policy Month preceding a Policy Anniversary, except that if you reside in Connecticut, Georgia, Maryland, North Carolina, North Dakota or Pennsylvania you may make such a transfer at any time during the first 18 Policy Months. Except as described below, you may not make more than one transfer from the Fixed Options to the Variable Accounts in any 12-month period. No transfer may be made if the Policy is in a Grace Period and the required premium has not been paid.

  Currently there is no charge imposed upon transfers; however, we reserve the right to assess such a charge in the future and to impose limitations on the number of transfers, the amount of transfers, and the amount remaining in a Fixed Option or the Variable Accounts after a transfer other than those described below.

  Transfers payable from the Fixed Options, other than as described in the First Year Transfer Program, may be delayed for up to six months.

 The Fixed Account

  Except for scheduled transfers under the Fixed Account's First Year Transfer Program as described below, you may not make more than one transfer from the Fixed Account to the Variable Accounts and/or the Fixed LT Account in any 12-month period. Further, except during your First Year Transfer Program, you may not transfer more than the greater of 25% of your Accumulated Value in the Fixed Account or $5,000 in any year.

  First Year Transfer Program. At Policy Issue, you may elect to use the First Year Transfer Program to transfer amounts from the Fixed Account to the Variable Accounts and/or the Fixed LT Account during the first Policy Year. There is no charge to elect this feature. Transfers may begin on the date your initial net premium is allocated to the Investment Options you choose, and a fixed dollar amount will be transferred every month for up to 12 months. Each transfer date thereafter will be the same day of the month. If the First Year Transfer Program is elected, the greater of 25% of Accumulated Value or $5,000 limitation is waived during the first Policy Year. The last transfer may take place in the second Policy Year, and would not be counted toward the Owner's one transfer per year limitation described above.

  If the Accumulated Value in the Fixed Account is less than the amount to be transferred, the remaining balance is transferred, and the program is terminated. However, if, at the end of the 12-transfer period, money remains in the Fixed Account, this will remain invested in the Fixed Account at the then-current interest rate and becomes subject to the one transfer per year limitation.

  We stop crediting interest on any amount transferred or withdrawn from the Fixed Account as of the day the transfer or withdrawal is effective.

 The Fixed LT Account

  We reserve the right to limit the amount allocated to the Fixed LT Account to $1,000,000 during the most recent 12 months for all policies owned by you. Allocations include net premium payments, transfers and loan repayments. Any excess over $1,000,000 would be transferred to your other Investment Options relative to your most recent instructions.

  We may increase the $1,000,000 limit at any time at our sole discretion. You may contact us to find out if a higher limit is in effect.

  You may not make more than one transfer from the Fixed LT Account to the Variable Accounts and/or the Fixed Account in any 12-month period. Further, you may not transfer more than the greater of 10% of your Accumulated Value in the Fixed LT Account or $5,000 in any year.

SURRENDERS, WITHDRAWALS, AND POLICY LOANS

  You may also make withdrawals and full surrenders from the Fixed Options to the same extent as an Owner who has invested in the Variable Accounts. See "Surrender" and "Withdrawals". You may borrow up to the greater of (1) 90% of your Accumulated Value, less any Policy Debt, and less any surrender charges that would have been imposed if your Policy were surrendered on the date the loan is taken or (2) 100% of the product of (a X b/c - d) where (a) equals your Policy's Accumulated Value less any surrender charge that would be imposed if your Policy were surrendered on the date the loan is taken and less 12 times the current monthly deduction; (b) equals 1 plus the annual loan interest rate credited (1.03); (c) equals 1 plus the annual loan interest rate currently charged (1.0325); and (d) equals any existing Policy Debt. We reserve the right to first transfer repayments from the Loan Account to each Fixed Option up to the amount that was originally borrowed. Any excess over such amount will be transferred to the Variable Accounts relative to your most recent instructions. See "Policy Loans".

  Surrenders and withdrawals payable from the Fixed Options and the payment of Policy loans allocated to the Fixed Options may be delayed for up to six months.

                             MORE ABOUT THE POLICY

OWNERSHIP

  The Policy Owner is the individual named as such in the application or in any later change shown in our records. While the Insured is living, the Policy Owner alone has the right to receive all benefits and exercise all rights that the Policy grants or we allow.

  Joint Owners. If more than one person is named as Policy Owner, they are joint Owners. Any Policy transaction requires the signature of all persons named jointly. Unless otherwise provided, if a joint Owner dies, ownership passes to the surviving joint Owner(s). When the last joint Owner dies, ownership passes through that person's estate, unless otherwise provided.

BENEFICIARY

  The Beneficiary is the individual named as such in the application or any later change shown in our records. You may change the Beneficiary at any time during the life of the Insured by written request on forms provided by us, which must be received by us at our Home Office. The change will be effective as of the date this form is signed. Contingent and/or concurrent Beneficiaries may be designated. You may designate a permanent Beneficiary, whose rights under the Policy cannot be changed without his or her consent. Unless otherwise provided, if no designated Beneficiary is living upon the death of the Insured, you are the Beneficiary, if living; otherwise your estate is the Beneficiary.

  We will pay the death benefit proceeds to the Beneficiary. Unless otherwise provided, in order to receive proceeds at the Insured's death, the Beneficiary must be living at the time of the Insured's death.

SUBSTITUTION OF INSURED

  Subject to our approval, you may request a substitution of the Insured under this Policy for a new Insured after the first Policy Year is completed. We will require the following before we substitute the Insured:

  . The new Insured must submit evidence of insurability satisfactory to us;

  . You must submit a written application for the substitution;

  We may adjust the Face Amount, Accumulated Value, surrender charge, and any Policy fees and charges to reflect the new Insured. A revised schedule of benefits will be sent to you outlining the benefits for the new Insured. Riders on the new Insured will be added only with our consent and subject to our requirements for those riders.

  If approved, the substitution will become effective on the Monthly Payment Date on or next following our approval.

  We reserve the right to disallow a requested substitution of the named Insured, and will not permit a requested substitution, among other reasons,
(1) if compliance with the guideline premium limitations under tax law resulting from the of Insured would result in the immediate termination of the Policy, or (2) if, to effect the requested substitution of Insured, payments to you would have to be made from Accumulated Value for compliance with the guideline premium limitations, and the amount of such payments would exceed the Net Cash Surrender Value under the Policy.

THE CONTRACT

  This Policy is a contract between the Owner and Pacific Life. The entire contract consists of the Policy, a copy of the initial application, all subsequent applications to change the Policy, any endorsements, any Riders, and all additional Policy information sections (specification pages) added to the Policy.

PAYMENTS

  We ordinarily will pay death benefit proceeds, Net Cash Surrender Value on surrender, withdrawals, and loan proceeds based on allocations made to the Variable Accounts, and will effect a transfer between Variable Accounts or from a Variable Account to a Fixed Option within seven days after we receive all the information needed to process a payment or transfer or, if sooner, any other period required by law.

  However, we can postpone the calculation or payment of such a payment or transfer of amounts based on investment performance of the Variable Accounts if:

  . The New York Stock Exchange is closed on other than customary weekend and holiday closing or trading on the New York Stock Exchange is restricted as determined by the SEC; or

  . An emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of a Variable Account's net assets; or

  . The SEC by order permits postponement for the protection of Policy
    Owners.

ASSIGNMENT

  You may assign a Policy as collateral security for a loan or other obligation. No assignment will bind us unless the original, or a copy, is received and recorded by our Home Office. An assignment does not change the ownership of the Policy. However, after an assignment, the rights of any Owner or Beneficiary will be subject to the assignment. The entire Policy, including any attached payment option, Endorsement or Rider, will be subject to the assignment. We will not be responsible for the validity of any assignment. Unless otherwise provided, the assignee may exercise all rights this Policy grants except (a) the right to change the Policy Owner or Beneficiary; and (b) the right to elect a payment option. Assignment of a Policy that is a modified endowment contract may generate taxable income. (See "Federal Income Tax Considerations".)

ERRORS ON THE APPLICATION

  If the Age or sex of the Insured has been misstated, the death benefit under your Policy will be the greater of that which would be purchased by the most recent cost of insurance charge at the correct Age and sex, or the death benefit derived by multiplying Accumulated Value by the death benefit percentage for the correct Age and sex. If the Insured's Age or sex is misstated in the application, the Accumulated Value will be modified by recalculating all prior cost of insurance charges and other monthly deductions based on the correct Age and sex. If unisex cost of insurance rates apply, no adjustment will be made for a misstatement of sex. See "Cost of Insurance".

INCONTESTABILITY

  We may contest the validity of your Policy if any material misstatements are made in the application. However, your Policy will be incontestable after the expiration of the following: the initial Face Amount cannot be contested after your Policy has been in force during the Insured's lifetime for two years from the Policy Date; if the Insured is changed, your Policy cannot be contested after it has been in force during the new Insured's lifetime for two years from the effective date of the exchange; and an increase in the Face Amount cannot be contested after the increase has been in force during an Insured's lifetime for two years from its effective date.

PAYMENT IN CASE OF SUICIDE

  If the Insured dies by suicide, while sane or insane, within two years from the Policy Date, we will limit the death benefit proceeds to the premium payments less any withdrawal amounts and less any Policy Debt. If the Insured has been changed and the new Insured dies by suicide, while sane or insane, within two years of the exchange date, the death benefit proceeds will be limited to your Net Cash Surrender Value as of the exchange date, plus the premiums paid since the exchange date, less the sum of any increases in Debt, withdrawal amounts, and any dividends paid in cash since the exchange date. If an Insured dies by suicide, while sane or insane, within two years of the effective date of any increase in the Face Amount, we will refund the cost of insurance charges made with respect to such increase.

NON-PARTICIPATING

  This Policy will not share in any of our surplus earnings.

POLICY ILLUSTRATIONS

  Upon request, we will send you an illustration of future benefits under your Policy based on both guaranteed and current cost factor assumptions. However, we reserve the right to charge a $25 fee for requests for illustrations in excess of one per Policy Year.

PAYMENT PLAN

  Surrender, or withdrawal benefits may be used to purchase a payment plan providing monthly income for the lifetime of the Insured, and death benefit proceeds may be used to purchase a payment plan providing monthly income for the lifetime of the Beneficiary. The monthly payments consisting of proceeds plus interest will be paid in equal installments for at least ten years. The purchase rates for the payment plan are guaranteed not to exceed those shown in your Policy, but current rates that are lower (i.e., providing greater income) may be established by us from time to time. This benefit is not available if the income would be less than $100 a month. Surrender, or withdrawal benefits or death benefit proceeds may be used to purchase any other payment plan that we make available at that time.

OPTIONAL INSURANCE BENEFITS AND OTHER POLICIES

  At the time you complete the application for a Policy and subject to certain requirements, you may elect to add one or more Riders to the Policy as optional insurance benefits (subject to approval of state insurance authorities). These optional benefits are: additional insurance coverage for the accidental death of the Insured (Accidental Death Rider); term insurance on the Insured's children (Children's Term Rider); annual renewal term insurance on the Insured (Annual Renewable Term Rider); or any member of his or her immediate family (Annual Renewable and Convertible Term Rider); added protection benefit on the Insured (Accounting Benefit Rider); the right to purchase additional insurance on the Insured's life on certain specified dates without proof of insurability (Guaranteed Insurability Rider); additional protection in the event of a disability (Waiver of Charges Rider); or early payment of coverage if the Insured is diagnosed with a terminal illness (Accelerated Living Benefit Rider). The cost of any additional insurance benefits will be deducted as part of the monthly deduction against Accumulated Value. See "Charges and Deductions". Certain restrictions may apply and are described in the applicable Rider. Under certain circumstances, a Policy can be combined with an Annual Renewable Term Rider (or Accounting Benefit Rider) to result in a combined coverage amount equal to the same Face Amount that could be acquired under a single Policy. Combining a Policy and an Annual Renewable Term Rider will result in current charges, that are less than for a single Policy with the same Face Amount. However, your Policy has guaranteed maximums regarding contract charges. Adding the Annual Renewable Term Rider will result in guaranteed maximum charges that are higher than for a single Policy with the same Face Amount. Combining a Policy with an Accounting Benefit Rider could affect certain charges under the Policy that at times are lower and at times are higher than under the Policy. The Accounting Benefit Rider may affect the timing of some Policy charges for Policies held for certain periods. We offer other variable life insurance policies that provide insurance protection on the life of a single insured or on the lives of two insureds, whose loads and charges may vary. A registered representative authorized to sell the Policy can describe these extra benefits further. Samples of the provisions for the extra optional benefits are available from us upon written request.

LIFE INSURANCE RETIREMENT PLANS

  Any Policy Owners or applicants who wish to consider using the Policy as a funding vehicle for (non-qualified) retirement purposes may obtain additional information from us. An Owner could pay premiums under a Policy for a number of years, and upon retirement, could utilize a Policy's loan and withdrawal features to access Accumulated Value as a source of retirement income for a period of time. This use of a Policy does not alter an Owner's rights or our obligations under a Policy; the Policy would remain a life insurance contract that, so long as it remains in force, provides for a death benefit payable when the Insured dies.

  Ledger illustrations are available upon request that portray how the Policy can be used as a funding mechanism for (non-qualified) retirement plans, referred to herein as "life insurance retirement plans," for individuals. Ledger illustrations provided upon request show the effect on Accumulated Value, Net Cash Surrender Value, and the net death benefit of premiums paid under a Policy and withdrawals and loans taken for retirement income; or reflecting allocation of premiums to specified Variable Accounts. This information will be portrayed at hypothetical rates of return that are requested. Charts and graphs presenting the results of the ledger illustrations or a comparison of retirement strategies will also be furnished upon request. Any graphic presentations and retirement strategy charts must be accompanied by a corresponding ledger illustration; ledger illustrations must always include or be accompanied by comparable information that is based on guaranteed cost of insurance rates and that presents a hypothetical gross rate of return of 0%. Retirement illustrations will not be furnished with a hypothetical gross rate of return in excess of 12%.

  The hypothetical rates of return in ledger illustrations are illustrative only and should not be interpreted as a representation of past or future investment results. Policy values and benefits shown in the ledger illustrations would be different if the gross annual investment rates of return were different from the hypothetical rates portrayed, if premiums were not paid when due, and loan interest was paid when due. Withdrawals or loans may have an adverse effect on Policy benefits.

RISKS OF LIFE INSURANCE RETIREMENT PLANS

  Using your Policy as a funding vehicle for retirement income purposes presents several risks, including the risk that if your Policy is insufficiently funded in relation to the income stream from your Policy, your Policy can lapse prematurely and result in significant income tax liability to you in the year in which the lapse occurs. Other risks associated with borrowing from your Policy also apply. Loans will be automatically repaid from the gross death benefit at the death of the Insured, resulting in the estimated payment to the Beneficiary of the net death benefit, which will be less than the gross death benefit and may be less than the Face Amount. Upon surrender, the loan will be automatically repaid, resulting in the payment to you of the Net Surrender Value. Similarly, upon lapse, the loan will be automatically repaid. The automatic repayment of the loan upon lapse or surrender will cause the recognition of taxable income to the extent that Net Surrender Value plus the amount of the repaid loan exceeds your basis in the Policy. Thus, under certain circumstances, surrender or lapse of your Policy could result in tax liability to you. In addition, to reinstate a lapsed Policy, you would be required to make certain payments as described under "Reinstatement". Thus, you should be careful to fashion a life insurance retirement plan so that your Policy will not lapse prematurely under various market scenarios as a result of withdrawals and loans taken from your Policy.

  Your Policy will lapse if your Accumulated Value less Policy Debt is insufficient to cover the current monthly deduction on any Monthly Payment Date, and a Grace Period expires without you making a sufficient payment. To avoid lapse of your policy, it is important to fashion a payment stream that does not leave your Policy with insufficient Accumulated Value. Determinations as to the amount to withdraw or borrow each year warrant careful consideration. Careful consideration should also be given to any assumptions respecting the hypothetical rate of return, to the duration of withdrawals and loans, and to the amount of Accumulated Value that should remain in your Policy upon its maturity. Poor investment performance can contribute to the risk that your Policy may lapse. In addition, the cost of insurance generally increases with the Age of the Insured, which can further erode existing Accumulated Value and contribute to the risk of lapse.

  Further, interest on a Policy loan is due to us for any Policy Year on the Policy Anniversary. If this interest is not paid when due, it is added to the amount of the outstanding Policy Debt, and interest will begin accruing thereon from that date. This can have a compounding effect, and to the extent that the outstanding loan balance exceeds your basis in the Policy, the amounts attributable to interest due on the loans can add to your federal (and possibly state) income tax liability.

  You should consult with your financial adviser in designing a life insurance retirement plan that is suitable. Further, you should continue to monitor the Accumulated Value net of loans remaining in a Policy to assure that the Policy is sufficiently funded to continue to support the desired income stream and so that it will not lapse. In this regard, you should consult your periodic statements to determine the amount of their remaining Accumulated Value minus the outstanding loan balance. Illustrations showing the effect of charges under the Policy upon existing Accumulated Value or the effect of future withdrawals or loans upon the Policy's Accumulated Value and death benefit are available from your agent. Consideration should be given periodically to whether the Policy is sufficiently funded so that it will not lapse prematurely.

  Because of the potential risks associated with borrowing from a Policy, use of the Policy in connection with a life insurance retirement plan may not be suitable for all Policy Owners. These risks should be carefully considered before borrowing from the Policy to provide an income stream.

DISTRIBUTION OF THE POLICY

  Pacific Mutual Distributors, Inc. ("PMD") is principal underwriter (distributor) of the Policies. PMD is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers ("NASD"). We pay PMD for acting as principal underwriter under a Distribution Agreement. PMD is a wholly-owned subsidiary of ours. PMD's principal business address is 700 Newport Center Drive, Newport Beach, California 92660.

  We and PMD have sales agreements with various broker-dealers under which the Policy will be sold by registered representatives of the broker-dealers. The registered representatives are required to be authorized under applicable state regulations to sell variable life insurance. The broker-dealers are required to be registered with the SEC. We pay compensation directly to broker-dealers for promotion and sales of the Policy. The compensation payable to a broker-dealer for sales of the Policy may vary with the Sales Agreement, but is not expected to exceed 110% of expected first year premiums commissions, 4% of premiums paid through the tenth Policy Year and 2% premiums paid thereafter. Broker-dealers may also receive annual renewal compensation of up to .20% of Accumulated Value less Policy Debt, depending upon the circumstances. The annual renewal compensation will be computed monthly and payable at the end of each Policy Year. In addition, we may also pay override payments, expense allowances, bonuses, wholesaler fees, and training allowances. Registered representatives earn commissions from the broker-dealers with whom they are affiliated for selling our Policies. Compensation arrangements vary among broker-dealers. In addition, registered representatives who meet specified production levels may qualify, under sales incentive programs adopted by us, to receive non-cash compensation such as expense-paid trips, expense-paid educational seminars and merchandise and may elect to receive compensation on a deferred basis. We make no separate deductions, other than as previously described, from premiums to pay sales commissions or sales expenses.

                            MORE ABOUT PACIFIC LIFE

MANAGEMENT

  Our directors and officers are listed below together with information as to their principal occupations during the past five years and certain other current affiliations. Unless otherwise indicated, the business address of each director and officer is c/o Pacific Life Insurance Company, 700 Newport Center Drive, Newport Beach, California 92660.

       NAME AND POSITION       PRINCIPAL OCCUPATION DURING THE LAST FIVE YEARS
       -----------------       -----------------------------------------------
Thomas C. Sutton         Director, Chairman of the Board and Chief Executive Officer
Director, Chairman of     of Pacific Life; Director, Chairman of the Board and Chief
the Board and             Executive Officer of Pacific LifeCorp, August 1997 to
Chief Executive Officer   present; Director, Chairman of the Board and Chief
                          Executive Officer of Pacific Mutual Holding Company, August
                          1997 to present; Former Equity Board Member of PIMCO
                          Advisors L.P.; Former Director of Pacific Corinthian Life
                          Insurance Company; Director of: Newhall Land & Farming; The
                          Irvine Company; The Edison Company; PM Group Life Insurance
                          Company; and similar positions with other affiliated
                          companies of Pacific Life.
Glenn S. Schafer         Director (since November 1994) and President (since January
Director and President    1995) of Pacific Life; Executive Vice President and Chief
                          Financial Officer of Pacific Life, April 1991 to January
                          1995; Director and President of Pacific LifeCorp, August
                          1997 to present; Director and President of Pacific Mutual
                          Holding Company, August 1997 to present; Former Equity
                          Board Member of PIMCO Advisors L.P.; Former Director of
                          Pacific Corinthian Life Insurance Company; Director of PM
                          Group Life Insurance Company; and similar positions with
                          other affiliated companies of Pacific Life.
Khanh T. Tran            Director (since August 1997), Senior Vice President and
Director, Senior Vice     Chief Financial Officer of Pacific Life, June 1996 to
President and Chief       present; Vice President and Treasurer of Pacific Life,
Financial Officer         November 1991 to June 1996; Senior Vice President and Chief
                          Financial Officer of Pacific LifeCorp, August 1997 to
                          present; Senior Vice President and Chief Financial Officer of Pacific Mutual Holding Company, August 1997 to present;
                          Chief Financial Officer and Treasurer to other affiliated
                          companies of Pacific Life.
David R. Carmichael      Director (since August 1997), Senior Vice President and
Director, Senior Vice     General Counsel of Pacific Life; Senior Vice President and
President and General     General Counsel of Pacific LifeCorp, August 1997 to
Counsel                   present; Senior Vice President and General Counsel of
                          Pacific Mutual Holding Company, August 1997 to present;
                          Director of: PM Group Life Insurance Company; Association
                          of California Health and Life Insurance Companies and
                          Association of Life Insurance Counsel.

       NAME AND POSITION        PRINCIPAL OCCUPATION DURING THE LAST FIVE YEARS
       -----------------        -----------------------------------------------
Audrey L. Milfs           Director (since August 1997), Vice President and Corporate
Director, Vice President   Secretary of Pacific Life; Vice President and Secretary of
and Corporate Secretary    Pacific LifeCorp, August 1997 to present; Vice President
                           and Secretary of Pacific Mutual Holding Company, August
                           1997 to present; similar positions with other affiliated
                           companies of Pacific Life.
Richard M. Ferry          Director of Pacific Life; Director of Pacific LifeCorp,
Director                   August 1997 to present; Director of Pacific Mutual Holding
                           Company, August 1997 to present; Director and Chairman of
                           Korn/Ferry International; Director of: Avery Dennison
                           Corporation; Broco, Inc.; ConAm Management; First Business
                           Bank; Mullin Consulting, Inc.; Northwestern Restaurants,
                           Inc.; Dole Food Co.; Mrs. Fields' Original Cookies; Rainier
                           Bells, Inc. Address: 1800 Century Park East, Suite 900,
                           Los Angeles, California 90067.
Donald E. Guinn           Director of Pacific Life; Director of Pacific LifeCorp,
Director                   August 1997 to present; Director of Pacific Mutual Holding
                           Company, August 1997 to present; Chairman Emeritus and
                           Director of Pacific Telesis Group; Director of: The Dial
                           Corp.; Bank of America NT&SA; BankAmerica Corporation.
                           Address: Pacific Telesis Center, 130 Kearny Street,
                           Room 3704, San Francisco, California 94108-4818.
Ignacio E. Lozano, Jr.    Director of Pacific Life; Director of Pacific LifeCorp,
Director                   August 1997 to present; Director of Pacific Mutual Holding
                           Company, August 1997 to present; Director, Chairman and
                           Former Editor-In-Chief of La Opinion; Former Director of:
                           BankAmerica Corporation; Bank of America NT&SA; Director
                           of: The Walt Disney Company; Pacific Enterprises; Southern
                           California Gas Company; Lozano Communications, Inc.
                           Address: 411 West Fifth Street, 12th Floor, Los Angeles,
                           California 90013.
Charles D. Miller         Director of Pacific Life; Director of Pacific LifeCorp,
Director                   August 1997 to present; Director of Pacific Mutual Holding
                           Company, August 1997 to present; Director, Chairman and
                           Chief Executive Officer of Avery Dennison Corporation;
                           Former Director of Great Western Financial Corporation;
                           Director of: Korn/Ferry International; Nationwide Health
                           Properties, Inc.; Edison International. Address: 150 North
                           Orange Grove Boulevard, Pasadena, California 91109.
Donn B. Miller            Director of Pacific Life; Director of Pacific LifeCorp,
Director                   August 1997 to present; Director of Pacific Mutual Holding
                           Company, August 1997 to present; Director, President and
                           Chief Executive Officer of Pearson-Sibert Oil Co. of Texas;
                           Director of: The Irvine Company; Automobile Club of
                           Southern California; St. John's Hospital & Health Care
                           Foundation. Address: 136 El Camino, Suite 216, Beverly
                           Hills, California 90212.
Richard M. Rosenberg      Director of Pacific Life (since October 1997 and previously
Director                   from November 1995 to August 1997); Director of Pacific
                           LifeCorp, August 1997 to present; Director of Pacific
                           Mutual Holding Company, October 1997 to present; Chairman
                           and Chief Executive Officer (Retired) of BankAmerica
                           Corporation; Director of: BankAmerica Corporation; Airborne
                           Express Corporation; Northrop Grumman Corporation; Potlatch
                           Corporation; SBC Communications; Chronicle Publishing;
                           Pollo Rey/Unamas; Former Director of K-2 Incorporated.
                           Address: 555 California Street, 11th Floor, Unit 3001B, San
                           Francisco, California 94104.
James R. Ukropina         Director of Pacific Life; Director of Pacific LifeCorp,
Director                   August 1997 to present; Director of Pacific Mutual Holding
                           Company, August 1997 to present; Partner with the law firm of O'Melveny & Meyers; Director of Lockheed Martin
                           Corporation; Trustee of Stanford University. Address: 400
                           South Hope Street, 16th Floor, Los Angeles, California
                           90071-2899.
Raymond L. Watson         Director of Pacific Life; Director of Pacific LifeCorp,
Director                   August 1997 to present; Director of Pacific Mutual Holding
                           Company, August 1997 to present; Vice Chairman and Director of The Irvine Company; Director of: The Walt Disney
                           Company; The Mitchell Energy and Development Company; The
                           Irvine Apartment Communities; and The Tejon Ranch. Address:
                           550 Newport Center Drive, 9th Floor, Newport Beach,
                           California 92660.
Lynn C. Miller            Executive Vice President, Individual Insurance, of Pacific
Executive Vice President   Life, January 1995 to present; Senior Vice President,
                           Individual Insurance, of Pacific Life, 1989 to 1995.
Edward R. Byrd            Vice President and Controller of Pacific Life; Vice
Vice President and         President and Controller of Pacific LifeCorp, August 1997
Controller                 to present; Vice President and Controller of Pacific Mutual
                           Holding Company, August 1997 to present; and similar
                           positions with other affiliated companies of Pacific Life.

  No officer or director listed above receives any compensation from the Separate Account. No separately allocable compensation has been paid by us or any of our affiliates to any person listed for services rendered to the Account.

STATE REGULATION

  We are subject to the laws of the state of California governing insurance companies and to regulation by the Commissioner of Insurance of California. In addition, we are subject to the insurance laws and regulations of the other states and jurisdictions in which we are licensed or may become licensed to operate. An annual statement in a prescribed form must be filed with the Commissioner of Insurance of California and with regulatory authorities of other states on or before March 1st in each year. This statement covers our operations for the preceding year and our financial condition as of December 31st of that year. Our affairs are subject to review and examination at any time by the Commissioner of Insurance or his agents, and subject to full examination of our operations at periodic intervals.

TELEPHONE TRANSFER AND LOAN PRIVILEGES

  You may request a transfer of Accumulated Value or a Policy Loan by telephone if a properly completed Authorization for Telephone Requests ("Telephone Authorization") has been filed at our Home Office. All or part of any telephone conversation with respect to transfer or loan instructions may be recorded by us. Telephone instructions received by us by 1:00 P.M. Pacific time on any Valuation Date will be processed as of the end of that Valuation Date in accordance with your instructions (presuming that the Free-Look Period has expired). We reserve the right to deny any telephone transfer or loan request. If all telephone lines are busy (which might occur, for example, during periods of substantial market fluctuations), you might not be able to request transfers and loans by telephone and would have to submit written requests.

  We have established procedures to confirm that instructions communicated by telephone are genuine. Under the procedures, any person requesting a transfer by telephone must provide certain personal identification as requested by us, and we will send a written confirmation of all transfers requested by telephone within 7 days of the transfer. Upon your submission of a Telephone Authorization, you authorize us to accept and act upon telephone instructions for transfers or loans involving your Policy, and agree that neither we, any of our affiliates, Pacific Select Fund, nor any of our or their directors, trustees, officers, employees or agents, will be liable for any loss, damages, cost, or expense (including attorney's fees) arising out of any requests effected in accordance with the Telephone Authorization and believed by us to be genuine, provided that we have complied with our procedures. As a result of this policy on telephonic requests, you will bear the risk of loss arising from the telephone transfer and loan privileges.

LEGAL PROCEEDINGS

  There are no legal proceedings pending to which the Separate Account is a party, or which would materially affect the Separate Account.

LEGAL MATTERS

  Legal matters in connection with the issue and sale of the Policies described in this prospectus and our organization, our authority to issue the Policies under California law, and the validity of the forms of the Policies under California law have been passed on by our General Counsel.

  Legal matters relating to the federal securities and federal income tax laws have been passed upon by Dechert Price & Rhoads.

REGISTRATION STATEMENT

  A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all of the information set forth in the registration statement, as portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may be obtained at the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

PREPARATION FOR THE YEAR 2000

  We rely significantly on computer systems and applications in our daily operations. In 1995, we began the process of identifying, evaluating and implementing changes to computer programs necessary to address the year 2000 issue. This issue involves the ability of computer systems to properly recognize the year 2000. The inability to do so could result in major failures or miscalculations.

  We have a coordinated plan to remediate, or replace if necessary, any non-compliant systems and to obtain assurances of the ability to be year 2000 compliant by our service providers, vendors and those with significant relationships with us. Our plan is directed and overseen by an experienced Vice President dedicated to year 2000 compliance. We completed the identification of all critical systems and are in the process of remediating systems. In addition, we have retained two internationally recognized consultants to assist in reviewing and remediating our systems and interfaces with third parties. Our plan calls for all remediation to be completed by the fourth quarter of 1998 and testing to commence as remediation is completed and throughout 1999. Some testing has already begun.

  Remediation expenses to make our systems year 2000 compliant are currently estimated to range from $15 to $20 million, which excludes the cost of our personnel who support year 2000 compliance efforts. We do not anticipate any other material future costs associated with the year 2000 compliance efforts. We do not anticipate any other material future costs associated with the year 2000 compliance project, although there can be no assurance. We currently expect to be year 2000 compliant; however, there can be no assurances that we will succeed. In the event we or our significant service providers, vendors, financial institutions or others with which we conduct business, fail to be year 2000 compliant, there would be a materially adverse effect on us.

INDEPENDENT AUDITORS

  The audited consolidated financial statements for Pacific Life as of December 31, 1997 and 1996 and for the three years ended December 31, 1997 and the audited financial statements for Pacific Select Exec Separate Account as of December 31, 1997 and for the two years ended December 31, 1997 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

FINANCIAL STATEMENTS

  The audited financial statements of Pacific Select Exec Separate Account as of December 31, 1997 and for the two years then ended are set forth herein, starting on page 44. The unaudited financial statements for the Pacific Select Exec Separate Account as of September 30, 1998 and for the nine month period ended September 30, 1998 are set forth herein starting on page 57. The audited consolidated financial statements of Pacific Life as of December 31, 1997 and 1996 and for the three years ended December 31, 1997 are set forth herein starting on page 67. The unaudited consolidated financial statements of Pacific Life as of June 30, 1998 and for the six months in the period ended June 30, 1998 and 1997 are set forth herein starting on page 97. The unaudited financial statements of the Pacific Select Exec Separate Account and Pacific Life include all adjustments, consisting only of normal recurring adjustments, that, in the opinion of management, are necessary to present fairly the financial position and results of operations of Pacific Select Exec Separate Account and Pacific Life for the periods indicated.

  The financial statements of Pacific Life should be distinguished from the financial statements of the Pacific Select Exec Separate Account and should be considered only as bearing upon our ability to meet our obligations under the Policies. There has been no material adverse change in the financial position of Pacific Life between June 30, 1998 and September 30, 1998.

                   PACIFIC SELECT EXEC SEPARATE ACCOUNT

                       AUDITED FINANCIAL STATEMENTS

  AS OF DECEMBER 31, 1997 AND FOR THE TWO YEARS ENDED DECEMBER 31, 1997.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Pacific Life Insurance Company

 We have audited the accompanying statement of assets and liabilities of the Pacific Select Exec Separate Account (comprised of the Money Market, High Yield Bond, Managed Bond, Government Securities, Growth, Aggressive Equity, Growth LT, Equity Income, Multi-Strategy, Equity, Bond and Income, Equity Index, International, Emerging Markets, Variable Account I, Variable Account II, Variable Account III, and Variable Account IV Variable Accounts) as of December 31, 1997 and the related statement of operations for the year then ended (as to the Equity Variable Account and the Bond and Income Variable Account, for the period from commencement of operations through December 31,
1997) and statement of changes in net assets for each of the two years in the period then ended (as to the Aggressive Equity Variable Account, the Emerging Markets Variable Account, Variable Accounts I, II, III and IV, for the year ended December 31, 1997 and for the period from commencement of operations through December 31, 1996). These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the respective Variable Accounts constituting the Pacific Select Exec Separate Account as of December 31, 1997 and the results of their operations for the year then ended (as to the Equity Variable Account and the Bond and Income Variable Account, for the period from commencement of operations through December 31, 1997) and the changes in their net assets for each of the two years in the period then ended (as to the Aggressive Equity Variable Account, the Emerging Markets Variable Account, Variable Accounts I, II, III and IV, for the year ended December 31, 1997 and for the period from commencement of operations through December 31, 1996), in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Costa Mesa, California
February 6, 1998

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 1997
(IN THOUSANDS)

                                    HIGH             GOVERN-
                          MONEY    YIELD   MANAGED     MENT             AGGRESSIVE  GROWTH   EQUITY   MULTI-
                          MARKET    BOND     BOND   SECURITIES  GROWTH    EQUITY      LT     INCOME  STRATEGY
                         VARIABLE VARIABLE VARIABLE  VARIABLE  VARIABLE  VARIABLE  VARIABLE VARIABLE VARIABLE
                         ACCOUNT  ACCOUNT  ACCOUNT   ACCOUNT   ACCOUNT   ACCOUNT   ACCOUNT  ACCOUNT  ACCOUNT
                         -------- -------- -------- ---------- -------- ---------- -------- -------- --------
ASSETS
Investments:
 Money Market Portfolio
  (5,180 shares; cost
  $52,208).............. $ 52,084
 High Yield Bond
  Portfolio (3,379
  shares; cost $33,305).          $ 33,707
 Managed Bond Portfolio
  (6,511 shares; cost
  $69,581)..............                   $ 72,512
 Government Securities
  Portfolio (967 shares;
  cost $10,008).........                             $ 10,421
 Growth Portfolio (7,315
  shares; cost
  $143,503).............                                       $179,989
 Aggressive Equity
  Portfolio (847 shares;
  cost $9,176)..........                                                 $  9,473
 Growth LT Portfolio
  (6,382 shares; cost
  $99,059)..............                                                           $110,438
 Equity Income Portfolio
  (5,373 shares; cost
  $100,762).............                                                                    $131,486
 Multi-Strategy
  Portfolio (7,005
  shares; cost
  $97,141)..............                                                                             $113,352
Receivables:
 Due from Pacific Life
  Insurance Company.....               135      114        51       240        39       162      246       51
 Fund shares redeemed...      139
                         -------- -------- --------  --------  --------  --------  -------- -------- --------
Total Assets............   52,223   33,842   72,626    10,472   180,229     9,512   110,600  131,732  113,403
                         -------- -------- --------  --------  --------  --------  -------- -------- --------
LIABILITIES
Payables:
 Due to Pacific Life
  Insurance Company.....      139
 Fund shares purchased..               135      114        51       240        39       162      246       51
                         -------- -------- --------  --------  --------  --------  -------- -------- --------
Total Liabilities.......      139      135      114        51       240        39       162      246       51
                         -------- -------- --------  --------  --------  --------  -------- -------- --------
NET ASSETS.............. $ 52,084 $ 33,707 $ 72,512  $ 10,421  $179,989  $  9,473  $110,438 $131,486 $113,352
                         ======== ======== ========  ========  ========  ========  ======== ======== ========

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENT OF ASSETS AND LIABILITIES (CONTINUED)
DECEMBER 31, 1997
(IN THOUSANDS)


                                  BOND AND  EQUITY   INTER-  EMERGING
                          EQUITY   INCOME   INDEX   NATIONAL MARKETS  VARIABLE VARIABLE VARIABLE VARIABLE
                         VARIABLE VARIABLE VARIABLE VARIABLE VARIABLE ACCOUNT  ACCOUNT  ACCOUNT  ACCOUNT
                         ACCOUNT  ACCOUNT  ACCOUNT  ACCOUNT  ACCOUNT     I        II      III       IV
                         -------- -------- -------- -------- -------- -------- -------- -------- --------
ASSETS
Investments:
 Equity Portfolio (175
  shares; cost $4,174).. $  4,190
 Bond and Income
  Portfolio (53 shares;
  cost $666)............          $    685
 Equity Index Portfolio
  (7,283 shares; cost
  $140,325).............                   $187,288
 International Portfolio
  (7,956 shares; cost
  $115,000).............                            $128,941
 Emerging Markets
  Portfolio (889 shares;
  cost $9,098)..........                                     $  8,416
 Edinburgh Overseas
  Equity Portfolio (54
  shares; cost $544)....                                              $    539
 Turner Core Growth
  Portfolio (58 shares;
  cost $762)............                                                       $    783
 Frontier Capital
  Appreciation Portfolio
  (208 shares; cost
  $2,892)...............                                                                $  3,109
 Enhanced U.S. Equity
  Portfolio (116 shares;
  cost $1,571)..........                                                                         $  1,754
Receivables:
 Due from Pacific Life
  Insurance Company.....       86       15      217       81       35                 1        1        1
                         -------- -------- -------- -------- -------- -------- -------- -------- --------
Total Assets............    4,276      700  187,505  129,022    8,451      539      784    3,110    1,755
                         -------- -------- -------- -------- -------- -------- -------- -------- --------
LIABILITIES
Payables:
 Fund shares purchased..       86       15      217       81       35                 1        1        1
                         -------- -------- -------- -------- -------- -------- -------- -------- --------
Total Liabilities.......       86       15      217       81       35                 1        1        1
                         -------- -------- -------- -------- -------- -------- -------- -------- --------
NET ASSETS.............. $  4,190 $    685 $187,288 $128,941 $  8,416 $    539 $    783 $  3,109 $  1,754
                         ======== ======== ======== ======== ======== ======== ======== ======== ========

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1997
(IN THOUSANDS)

                                     HIGH              GOVERN-
                          MONEY     YIELD    MANAGED     MENT             AGGRESSIVE  GROWTH   EQUITY   MULTI-
                          MARKET     BOND      BOND   SECURITIES  GROWTH    EQUITY      LT     INCOME  STRATEGY
                         VARIABLE  VARIABLE  VARIABLE  VARIABLE  VARIABLE  VARIABLE  VARIABLE VARIABLE VARIABLE
                         ACCOUNT   ACCOUNT   ACCOUNT   ACCOUNT   ACCOUNT   ACCOUNT   ACCOUNT  ACCOUNT  ACCOUNT
                         --------  --------  -------- ---------- -------- ---------- -------- -------- --------
INVESTMENT INCOME
 Dividends.............. $ 2,072   $ 2,559   $ 3,893   $   498   $14,427             $ 4,656  $ 7,127  $ 7,530
                         -------   -------   -------   -------   -------   -------   -------  -------  -------
Net Investment Income...   2,072     2,559     3,893       498    14,427               4,656    7,127    7,530
                         -------   -------   -------   -------   -------   -------   -------  -------  -------
REALIZED AND UNREALIZED
 GAIN (LOSS)
 ON INVESTMENTS
 Net realized gain from
  security transactions.      94       454       367        96     6,822   $   101     3,899    3,288      695
 Net unrealized
  appreciation
  (depreciation) on
  investments...........    (121)     (335)    1,844       306    15,323       230     1,609   16,626    8,279
                         -------   -------   -------   -------   -------   -------   -------  -------  -------
Net Realized And
 Unrealized Gain (Loss)
 On Investments.........     (27)      119     2,211       402    22,145       331     5,508   19,914    8,974
                         -------   -------   -------   -------   -------   -------   -------  -------  -------
NET INCREASE IN NET
 ASSETS
 RESULTING FROM
 OPERATIONS............. $ 2,045   $ 2,678   $ 6,104   $   900   $36,572   $   331   $10,164  $27,041  $16,504
                         =======   =======   =======   =======   =======   =======   =======  =======  =======

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENT OF OPERATIONS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 1997
(IN THOUSANDS)


                                     BOND AND   EQUITY   INTER-   EMERGING
                           EQUITY     INCOME    INDEX   NATIONAL  MARKETS   VARIABLE  VARIABLE VARIABLE VARIABLE
                          VARIABLE   VARIABLE  VARIABLE VARIABLE  VARIABLE  ACCOUNT   ACCOUNT  ACCOUNT  ACCOUNT
                         ACCOUNT(1) ACCOUNT(1) ACCOUNT  ACCOUNT   ACCOUNT      I         II      III       IV
                         ---------- ---------- -------- --------  --------  --------  -------- -------- --------
INVESTMENT INCOME
 Dividends..............  $    30    $    11   $ 7,400  $ 4,347   $    41   $     8   $    71  $    73  $    63
                          -------    -------   -------  -------   -------   -------   -------  -------  -------
Net Investment Income...       30         11     7,400    4,347        41         8        71       73       63
                          -------    -------   -------  -------   -------   -------   -------  -------  -------
REALIZED AND UNREALIZED
 GAIN (LOSS)
 ON INVESTMENTS
 Net realized gain from
  security transactions.       13          5    12,511    4,938       187         2         7       42        7
 Net unrealized
  appreciation
  (depreciation) on
  investments...........       16         19    21,545      (62)     (644)       (4)       31      222      201
                          -------    -------   -------  -------   -------   -------   -------  -------  -------
Net Realized And
 Unrealized Gain (Loss)
 On Investments.........       29         24    34,056    4,876      (457)       (2)       38      264      208
                          -------    -------   -------  -------   -------   -------   -------  -------  -------
NET INCREASE (DECREASE)
 IN NET ASSETS
 RESULTING FROM
 OPERATIONS.............  $    59    $    35   $41,456  $ 9,223   $  (416)  $     6   $   109  $   337  $   271
                          =======    =======   =======  =======   =======   =======   =======  =======  =======

(1) For the period from January 10, 1997 (commencement of operations) to December 31, 1997.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1997
(IN THOUSANDS)

                                      HIGH               GOVERN-
                           MONEY     YIELD    MANAGED      MENT              AGGRESSIVE  GROWTH    EQUITY    MULTI-
                          MARKET      BOND      BOND    SECURITIES  GROWTH     EQUITY      LT      INCOME   STRATEGY
                         VARIABLE   VARIABLE  VARIABLE   VARIABLE  VARIABLE   VARIABLE  VARIABLE  VARIABLE  VARIABLE
                          ACCOUNT   ACCOUNT   ACCOUNT    ACCOUNT   ACCOUNT    ACCOUNT   ACCOUNT   ACCOUNT   ACCOUNT
                         ---------  --------  --------  ---------- --------  ---------- --------  --------  --------
INCREASE (DECREASE) IN
 NET ASSETS
 FROM OPERATIONS
 Net investment income.. $   2,072  $  2,559  $  3,893   $    498  $ 14,427             $  4,656  $  7,127  $  7,530
 Net realized gain from
  security transactions.        94       454       367         96     6,822   $    101     3,899     3,288       695
 Net unrealized
  appreciation
  (depreciation) on
  investments...........      (121)     (335)    1,844        306    15,323        230     1,609    16,626     8,279
                         ---------  --------  --------   --------  --------   --------  --------  --------  --------
Net Increase In Net
 Assets Resulting
 From Operations........     2,045     2,678     6,104        900    36,572        331    10,164    27,041    16,504
                         ---------  --------  --------   --------  --------   --------  --------  --------  --------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 POLICY TRANSACTIONS
 Transfer of net
  premiums..............   114,902     6,516    11,008      2,026    28,003      2,091    27,890    20,805    20,699
 Transfers - policy
  charges and
  deductions............    (4,303)   (1,844)   (2,926)      (587)   (9,059)      (469)   (6,771)   (5,873)   (4,507)
 Transfers in (from
  other variable
  accounts).............   133,629    17,591    15,603      5,190    61,551     12,131    34,622    27,826     9,864
 Transfers out (to other
  variable accounts)....  (214,125)  (15,732)  (11,609)    (4,376)  (46,874)    (7,838)  (39,146)  (18,793)   (5,914)
 Transfers - other......    (7,489)   (1,439)  (14,668)      (562)  (10,114)      (104)   (5,388)   (5,380)   (2,426)
                         ---------  --------  --------   --------  --------   --------  --------  --------  --------
Net Increase (Decrease)
 In Net Assets
 Derived From Policy
 Transactions...........    22,614     5,092    (2,592)     1,691    23,507      5,811    11,207    18,585    17,716
                         ---------  --------  --------   --------  --------   --------  --------  --------  --------
NET INCREASE IN NET
 ASSETS.................    24,659     7,770     3,512      2,591    60,079      6,142    21,371    45,626    34,220
                         ---------  --------  --------   --------  --------   --------  --------  --------  --------
NET ASSETS
 Beginning of Year......    27,425    25,937    69,000      7,830   119,910      3,331    89,067    85,860    79,132
                         ---------  --------  --------   --------  --------   --------  --------  --------  --------
 End of Year............ $  52,084  $ 33,707  $ 72,512   $ 10,421  $179,989   $  9,473  $110,438  $131,486  $113,352
                         =========  ========  ========   ========  ========   ========  ========  ========  ========

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 1997
(IN THOUSANDS)


                                                BOND AND   EQUITY    INTER-   EMERGING
                                      EQUITY     INCOME    INDEX    NATIONAL  MARKETS   VARIABLE  VARIABLE  VARIABLE  VARIABLE
                                     VARIABLE   VARIABLE  VARIABLE  VARIABLE  VARIABLE  ACCOUNT   ACCOUNT   ACCOUNT   ACCOUNT
                                    ACCOUNT(1) ACCOUNT(1) ACCOUNT   ACCOUNT   ACCOUNT      I         II       III        IV
                                    ---------- ---------- --------  --------  --------  --------  --------  --------  --------
INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS
 Net investment income............   $     30   $     11  $  7,400  $  4,347  $     41  $      8  $     71  $     73  $     63
 Net realized gain from security
  transactions....................         13          5    12,511     4,938       187         2         7        42         7
 Net unrealized appreciation
  (depreciation) on investments...         16         19    21,545       (62)     (644)       (4)       31       222       201
                                     --------   --------  --------  --------  --------  --------  --------  --------  --------
Net Increase (Decrease) In Net As-
 sets Resulting
 From Operations..................         59         35    41,456     9,223      (416)        6       109       337       271
                                     --------   --------  --------  --------  --------  --------  --------  --------  --------
INCREASE (DECREASE) IN NET ASSETS
 FROM
 POLICY TRANSACTIONS
 Transfer of net premiums.........        466         56    28,526    26,039     2,039        80       172       656       372
 Transfers - policy charges and
  deductions......................        (87)       (13)   (8,168)   (7,142)     (479)      (25)      (28)     (149)      (54)
 Transfers in (from other variable
  accounts).......................      4,237        659    51,709    54,246    10,615       408       537     3,409       976
 Transfers out (to other variable
  accounts).......................       (438)       (53)  (25,760)  (45,867)   (6,460)       (3)     (163)   (1,636)     (217)
 Transfers - other................        (47)         1   (25,672)   (4,997)     (162)       (4)      (17)      (51)       (9)
                                     --------   --------  --------  --------  --------  --------  --------  --------  --------
Net Increase In Net Assets
 Derived From Policy Transactions.      4,131        650    20,635    22,279     5,553       456       501     2,229     1,068
                                     --------   --------  --------  --------  --------  --------  --------  --------  --------
NET INCREASE IN NET ASSETS........      4,190        685    62,091    31,502     5,137       462       610     2,566     1,339
                                     --------   --------  --------  --------  --------  --------  --------  --------  --------
NET ASSETS
 Beginning of Year................                         125,197    97,439     3,279        77       173       543       415
                                     --------   --------  --------  --------  --------  --------  --------  --------  --------
 End of Year......................   $  4,190   $    685  $187,288  $128,941  $  8,416  $    539  $    783  $  3,109  $  1,754
                                     ========   ========  ========  ========  ========  ========  ========  ========  ========

(1) For the period from January 10, 1997 (commencement of operations) to December 31, 1997.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1996
(IN THOUSANDS)

                                       HIGH                 GOVERN-
                            MONEY      YIELD     MANAGED      MENT                AGGRESSIVE              EQUITY
                           MARKET      BOND       BOND     SECURITIES   GROWTH      EQUITY    GROWTH LT   INCOME
                          VARIABLE   VARIABLE   VARIABLE    VARIABLE   VARIABLE    VARIABLE   VARIABLE   VARIABLE
                           ACCOUNT    ACCOUNT    ACCOUNT    ACCOUNT     ACCOUNT   ACCOUNT(1)   ACCOUNT    ACCOUNT
                          ---------  ---------  ---------  ----------  ---------  ----------  ---------  ---------
INCREASE (DECREASE) IN
 NET ASSETS
 FROM OPERATIONS
 Net investment income..  $   1,359  $   1,753  $   4,145  $     490   $   6,582  $       2   $     608  $   3,386
 Net realized gain
  (loss) from security
  transactions..........         13        300       (203)        62       2,826       (958)      4,372        667
 Net unrealized
  appreciation
  (depreciation) on
  investments...........         58        144       (914)      (316)     12,466         67       5,509      8,024
                          ---------  ---------  ---------  ---------   ---------  ---------   ---------  ---------
Net Increase (Decrease)
 In Net Assets Resulting
 From Operations........      1,430      2,197      3,028        236      21,874       (889)     10,489     12,077
                          ---------  ---------  ---------  ---------   ---------  ---------   ---------  ---------
INCREASE (DECREASE) IN
 NET ASSETS FROM
 POLICY TRANSACTIONS
 Transfer of net
  premiums..............     59,965      6,552     21,068      2,042      29,298        911      24,407     21,368
 Transfers - policy
  charges and
  deductions............     (3,056)    (1,528)    (2,686)      (580)     (7,697)      (146)     (5,343)    (4,205)
 Transfers in (from
  other variable
  accounts).............     64,487     12,323      8,787      2,504      54,635     11,133      48,532     18,530
 Transfers out (to other
  variable accounts)....   (115,717)    (7,278)    (8,044)    (2,257)    (62,175)    (7,395)    (39,922)    (8,965)
 Transfers - other......     (2,862)      (920)      (843)      (379)     (3,544)      (283)     (2,855)    (2,661)
                          ---------  ---------  ---------  ---------   ---------  ---------   ---------  ---------
 Net Increase In Net
  Assets
  Derived From Policy
  Transactions..........      2,817      9,149     18,282      1,330      10,517      4,220      24,819     24,067
                          ---------  ---------  ---------  ---------   ---------  ---------   ---------  ---------
NET INCREASE IN NET
 ASSETS.................      4,247     11,346     21,310      1,566      32,391      3,331      35,308     36,144
                          ---------  ---------  ---------  ---------   ---------  ---------   ---------  ---------
NET ASSETS
 Beginning of Year......     23,178     14,591     47,690      6,264      87,519                 53,759     49,716
                          ---------  ---------  ---------  ---------   ---------  ---------   ---------  ---------
 End of Year............  $  27,425  $  25,937  $  69,000  $   7,830   $ 119,910  $   3,331   $  89,067  $  85,860
                          =========  =========  =========  =========   =========  =========   =========  =========

(1) For the period from April 8, 1996 (commencement of operations) to December 31, 1996.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 1996
(IN THOUSANDS)


                          MULTI-    EQUITY    INTER-    EMERGING
                         STRATEGY   INDEX    NATIONAL   MARKETS   VARIABLE  VARIABLE  VARIABLE  VARIABLE
                         VARIABLE  VARIABLE  VARIABLE   VARIABLE  ACCOUNT   ACCOUNT   ACCOUNT   ACCOUNT
                         ACCOUNT   ACCOUNT   ACCOUNT   ACCOUNT(1)   I(1)     II(1)     III(1)    IV(1)
                         --------  --------  --------  ---------- --------  --------  --------  --------
INCREASE (DECREASE) IN
NET ASSETS
 FROM OPERATIONS
 Net investment income.. $  4,627  $  3,825  $  1,980                       $      6  $     21  $     18
 Net realized gain
 (loss) from security
 transactions...........      356     1,223       564   $     (3)                            1
 Net unrealized appreci-
 ation (depreciation) on
 investments............    2,459    14,294    12,594        (39)                (10)       (6)      (19)
                         --------  --------  --------   --------  --------  --------  --------  --------
Net Increase (Decrease)
In Net Assets Resulting
 From Operations........    7,442    19,342    15,138        (42)                 (4)       16        (1)
                         --------  --------  --------   --------  --------  --------  --------  --------
INCREASE (DECREASE) IN
NET ASSETS FROM
 POLICY TRANSACTIONS
 Transfer of net premi-
 ums....................   22,669    31,284    26,068        549                             7
 Transfers - policy
 charges and deductions.   (3,698)   (5,239)   (5,477)       (77) $     (1)       (1)       (5)       (2)
 Transfers in (from
 other variable ac-
 counts)................    5,320    30,324    25,962      3,170        78       178       539       418
 Transfers out (to other
 variable accounts).....   (4,577)  (11,107)  (18,655)      (299)
 Transfers - other......   (2,330)   (2,082)   (2,024)       (22)                          (14)
                         --------  --------  --------   --------  --------  --------  --------  --------
Net Increase in Net As-
sets
Derived From Policy
Transactions............   17,384    43,180    25,874      3,321        77       177       527       416
                         --------  --------  --------   --------  --------  --------  --------  --------
NET INCREASE IN NET
ASSETS..................   24,826    62,522    41,012      3,279        77       173       543       415
                         --------  --------  --------   --------  --------  --------  --------  --------
NET ASSETS
 Beginning of Year......   54,306    62,675    56,427
                         --------  --------  --------   --------  --------  --------  --------  --------
 End of Year............ $ 79,132  $125,197  $ 97,439   $  3,279  $     77  $    173  $    543  $    415
                         ========  ========  ========   ========  ========  ========  ========  ========

(1) For the period from commencement of operations to December 31, 1996. The Emerging Markets Variable Account commenced operations on April 8, 1996, Variable Account I and Variable Account III commenced operations on October 11, 1996, Variable Account II commenced operations on October 17, 1996 and Variable Account IV commenced operations on November 18, 1996.

See Notes to Financial Statements

                     PACIFIC SELECT EXEC SEPARATE ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

 The Pacific Select Exec Separate Account (the "Separate Account") is registered as a unit investment trust under the Investment Company Act of 1940, as amended, is currently comprised of eighteen subaccounts called Variable Accounts: the Money Market Variable Account, the High Yield Bond Variable Account, the Managed Bond Variable Account, the Government Securities Variable Account, the Growth Variable Account, the Aggressive Equity Variable Account, the Growth LT Variable Account, the Equity Income Variable Account, the Multi-Strategy Variable Account, the Equity Variable Account, the Bond and Income Variable Account, the Equity Index Variable Account, the International Variable Account, the Emerging Markets Variable Account, and the Variable Accounts I through IV. The assets in each of the first fourteen Variable Accounts are invested in shares of the corresponding portfolios of Pacific Select Fund and the assets of the last four Variable Accounts are invested in shares of the corresponding portfolios of M Fund, Inc. (collectively, the "Funds"). Each Variable Account pursues different investment objectives and policies. The financial statements of the Funds, including the schedules of investments, are either included elsewhere in this report or provided separately and should be read in conjunction with the Separate Account's financial statements.

 During the year ended December 31, 1997, the Separate Account organized and registered the Equity Variable Account and the Bond and Income Variable Account with the Securities and Exchange Commission under the Investment Company Act of 1940. Both Variable Accounts commenced operations on January 10, 1997.

 The Separate Account was established by Pacific Life Insurance Company (formerly named Pacific Mutual Life Insurance Company - see Note 1 to Financial Statements of the Fund on A-66) on May 12, 1988 and commenced operations on November 22, 1988. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the other assets and liabilities of Pacific Life. The assets of the Separate Account will not be charged with any liabilities arising out of any other business conducted by Pacific Life, but the obligations of the Separate Account, including benefits related to variable life insurance, are obligations of Pacific Life.

 The Separate Account held by Pacific Life represents funds from individual flexible premium variable life policies. The assets of the Separate Account are carried at market value.

 The preparation of the accompanying financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

 A. Valuation of Investments

 Investments in shares of the Fund are valued at the reported net asset values of the respective portfolios. Valuation of securities held by the Funds is discussed in the notes to their financial statements.

 B. Security Transactions

 Transactions are recorded on the trade date. Realized gains and losses on sales of investments are determined on the basis of identified cost.

 C. Federal Income Taxes

 The operations of the Separate Account will be reported on the Federal income tax return of Pacific Life, which is taxed as a life insurance company under the provisions of the Tax Reform Act of 1986. Under current tax law, no Federal income taxes are expected to be paid by Pacific Life with respect to the operations of the Separate Account.

2. DIVIDENDS

 During 1997, the Funds have declared dividends for each portfolio except for the Aggressive Equity Portfolio. The amounts accrued by the Separate Account for its share of the dividends were reinvested in additional full and fractional shares of the related portfolio.

3. CHARGES AND EXPENSES

 With respect to variable life insurance policies funded by the Separate Account, Pacific Life makes certain deductions from premiums for sales load and state premium taxes before amounts are allocated to the Separate Account. Pacific Life also makes certain deductions from the net assets of each Variable Account for the mortality and expense risks Pacific Life assumes, administrative expenses, cost of insurance, charges for optional benefits and any sales and underwriting surrender charges. The operating expenses of the Separate Account are paid by Pacific Life.

4. RELATED PARTY AGREEMENT

 Pacific Mutual Distributors, Inc., a wholly-owned subsidiary of Pacific Life, is the principal underwriter of variable life insurance policies funded by interests in the Separate Account, and is compensated by Pacific Life.

                      PACIFIC SELECT EXEC SEPARATE ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5. SEPARATE ACCOUNT'S COST OF INVESTMENTS IN THE FUNDS SHARES

 The investment in the Funds shares are carried at identified cost, which represents the amount available for investment (including reinvested distributions of net investment income and realized gains). The cost and market value of total Separate Account's investments in the Funds as of December 31, 1997 were as follows (amounts in thousands):

                                               VARIABLE ACCOUNTS
                          --------------------------------------------------------------
                                                          GOVERN-
                           MONEY    HIGH YIELD MANAGED      MENT              AGGRESSIVE
                           MARKET      BOND      BOND    SECURITIES  GROWTH     EQUITY
                          --------  ---------- --------  ---------- --------- ----------
Total cost of invest-
 ments at beginning of
 year                     $ 27,433   $ 25,201  $ 67,913   $  7,723  $ 98,748   $  3,264
Add: Total net proceeds
 from policy transac-
 tions                     111,337     13,326    18,004      4,096    50,029     10,365
Reinvested distributions
 from the Fund:
(a) Net investment in-
 come                        2,072      2,315     3,703        498       327
(b) Net realized gain                     244       190               14,100
                          --------   --------  --------   --------  --------   --------
            Sub-Total      140,842     41,086    89,810     12,317   163,204     13,629
Less: Cost of invest-
 ments disposed during
 the year                   88,634      7,781    20,229      2,309    19,701      4,453
                          --------   --------  --------   --------  --------   --------
Total cost of invest-
 ments at end of year       52,208     33,305    69,581     10,008   143,503      9,176
Add: Unrealized appreci-
 ation (depreciation)         (124)       402     2,931        413    36,486        297
                          --------   --------  --------   --------  --------   --------
Total market value of
 investments at end of
 year                     $ 52,084   $ 33,707  $ 72,512   $ 10,421  $179,989   $  9,473
                          ========   ========  ========   ========  ========   ========
                           GROWTH     EQUITY    MULTI-              BOND AND    EQUITY
                             LT       INCOME   STRATEGY  EQUITY(1)  INCOME(1)   INDEX
                          --------  ---------- --------  ---------- --------- ----------
Total cost of invest-
 ments at beginning of
 year                     $ 79,297   $ 71,762  $ 71,200                        $ 99,779
Add: Total net proceeds
 from policy transac-
 tions                      29,507     29,622    22,282    $ 4,587  $    721     53,891
Reinvested distributions
 from the Fund:
(a) Net investment in-
 come                          530      1,017     3,014         12        10      2,490
(b) Net realized gain        4,126      6,110     4,516         18         1      4,910
                          --------   --------  --------   --------  --------   --------
            Sub-Total      113,460    108,511   101,012      4,617       732    161,070
Less: Cost of invest-
 ments disposed during
 the year                   14,401      7,749     3,871        443        66     20,745
                          --------   --------  --------   --------  --------   --------
Total cost of invest-
 ments at end of year       99,059    100,762    97,141      4,174       666    140,325
Add: Unrealized appreci-
 ation                      11,379     30,724    16,211         16        19     46,963
                          --------   --------  --------   --------  --------   --------
Total market value of
 investments at end of
 year                     $110,438   $131,486  $113,352   $  4,190  $    685   $187,288
                          ========   ========  ========   ========  ========   ========
                           INTER-    EMERGING
                          NATIONAL   MARKETS      I          II        III        IV
                          --------  ---------- --------  ---------- --------- ----------
Total cost of invest-
 ments at beginning of
 year                     $ 83,435   $  3,318  $     77   $    177  $    527   $    416
Add: Total net proceeds
 from policy transac-
 tions                      43,255      9,168       502        723     3,713      1,343
Reinvested distributions
 from the Fund:
(a) Net investment in-
 come                        2,251         41         8         68        73         50
(b) Net realized gain        2,096                               3                   13
                          --------   --------  --------   --------  --------   --------
            Sub-Total      131,037     12,527       587        971     4,313      1,822
Less: Cost of invest-
 ments disposed during
 the year                   16,037      3,429        43        209     1,421        251
                          --------   --------  --------   --------  --------   --------
Total cost of invest-
 ments at end of year      115,000      9,098       544        762     2,892      1,571
Add: Unrealized appreci-
 ation (depreciation)       13,941       (682)       (5)        21       217        183
                          --------   --------  --------   --------  --------   --------
Total market value of
 investments at end of
 year                     $128,941   $  8,416  $    539   $    783  $  3,109   $  1,754
                          ========   ========  ========   ========  ========   ========

----------------------------
(1) For the period from January 10, 1997 (commencement of operations) to December 31, 1997.

                     PACIFIC SELECT EXEC SEPARATE ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6. TRANSACTIONS IN SEPARATE ACCOUNT UNITS AND SELECTED ACCUMULATION UNIT ** INFORMATION

 Transactions in Separate Account units for the year ended December 31, 1997 and the selected accumulation unit information as of December 31, 1997 and 1996 were as follows:

                                                  VARIABLE ACCOUNTS
                          ---------------------------------------------------------------------
                                                               GOVERN-
                             MONEY     HIGH YIELD   MANAGED      MENT                AGGRESSIVE
                            MARKET        BOND       BOND     SECURITIES   GROWTH      EQUITY
                          -----------  ----------  ---------  ---------- ----------  ----------
Total units outstanding
 at beginning of year       1,797,662   1,071,818  3,332,577    394,531   4,060,628     306,793
Increase (decrease) in
 units resulting from
 policy transactions:
 (a) Transfer of net
  premiums                  7,332,882     256,430    517,251     99,445     812,716     189,799
 (b) Transfers--policy
  charges and deductions     (274,716)    (72,698)  (136,476)   (28,791)   (260,869)    (42,787)
 (c) Transfers in (from
  other variable ac-
  counts)                   8,912,985     744,710    758,585    240,788   3,420,209   1,117,526
 (d) Transfers out (to
  other variable ac-
  counts)                 (14,035,300)   (666,562)  (568,112)  (200,607) (2,758,765)   (720,928)
 (e) Transfers--other        (490,883)    (60,970)  (717,810)   (25,763)   (595,259)     (9,566)
                          -----------  ----------  ---------   --------  ----------  ----------
            Sub-Total       1,444,968     200,910   (146,562)    85,072     618,032     534,044
                          -----------  ----------  ---------   --------  ----------  ----------
Total units outstanding
 at end of year             3,242,630   1,272,728  3,186,015    479,603   4,678,660     840,837
                          ===========  ==========  =========   ========  ==========  ==========
Accumulation Unit Value:
 At beginning of year          $15.26      $24.20     $20.70     $19.85      $29.53      $10.86
At end of year                 $16.06      $26.48     $22.76     $21.73      $38.47      $11.27
                            GROWTH       EQUITY     MULTI-                BOND AND     EQUITY
                              LT         INCOME    STRATEGY   EQUITY(1)  INCOME(1)     INDEX
                          -----------  ----------  ---------  ---------- ----------  ----------
Total units outstanding
 at beginning of year       4,879,333   3,031,251  3,255,044                          5,062,679
Increase (decrease) in
 units resulting from
 policy transactions:
 (a) Transfer of net
  premiums                  1,453,920     639,734    756,562     40,729       4,994     972,808
 (b) Transfers--policy
  charges and deductions     (351,905)   (177,390)  (168,112)    (7,611)     (1,147)   (279,773)
 (c) Transfers in (from
  other variable ac-
  counts)                   2,392,868   2,011,731    815,061    375,727      57,435   3,558,114
 (d) Transfers out (to
  other variable ac-
  counts)                  (2,568,247) (1,473,786)  (539,476)   (39,428)     (3,737) (1,811,915)
 (e) Transfers--other        (353,490)   (421,911)  (221,300)    (4,231)         71  (1,805,725)
                          -----------  ----------  ---------   --------  ----------  ----------
            Sub-Total         573,146     578,378    642,735    365,186      57,616     633,509
                          -----------  ----------  ---------   --------  ----------  ----------
Total units outstanding
 at end of year             5,452,479   3,609,629  3,897,779    365,186      57,616   5,696,188
                          ===========  ==========  =========   ========  ==========  ==========
Accumulation Unit Value:
 At beginning of year          $18.25      $28.32     $24.31     $10.00      $10.00      $24.73
At end of year                 $20.25      $36.43     $29.08     $11.47      $11.89      $32.88
                            INTER-      EMERGING
                           NATIONAL     MARKETS        I          II        III          IV
                          -----------  ----------  ---------  ---------- ----------  ----------
Total units outstanding
 at beginning of year       5,140,103     333,810      7,649     17,011      51,927      41,571
Increase (decrease) in
 units resulting from
 policy transactions:
 (a) Transfer of net
  premiums                  1,256,235     196,931      7,660     15,681      56,619      32,122
 (b) Transfers--policy
  charges and deductions     (344,327)    (46,049)    (2,403)    (2,375)    (12,514)     (4,516)
 (c) Transfers in (from
  other variable ac-
  counts)                   2,634,912   1,014,227     42,342     52,906     309,339      87,218
 (d) Transfers out (to
  other variable ac-
  counts)                  (2,220,624)   (612,170)    (1,263)   (21,044)   (157,101)    (22,938)
 (e) Transfers--other        (241,927)    (15,352)    (1,685)    (2,195)    (4,897)        (951)
                          -----------  ----------  ---------   --------  ----------  ----------
            Sub-Total       1,084,269     537,587     44,651     42,973     191,446      90,935
                          -----------  ----------  ---------   --------  ----------  ----------
Total units outstanding
 at end of year             6,224,372     871,397     52,300     59,984     243,373     132,506
                          ===========  ==========  =========   ========  ==========  ==========
Accumulation Unit Value:
 At beginning of year          $18.96       $9.82     $10.08     $10.18      $10.46      $ 9.97
At end of year                 $20.72       $9.66     $10.31     $13.06      $12.77      $13.23

----------------------------
(1) For the period from January 10, 1997 (commencement of operations) to December 31, 1997.

**Accumulation Unit: unit of measure used to calculate the value of a Policy
 Owner's interest in a Variable Account during the accumulation period.

                   PACIFIC SELECT EXEC SEPARATE ACCOUNT

                      UNAUDITED FINANCIAL STATEMENTS

                         AS OF SEPTEMBER 30, 1998

             AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENT OF ASSETS AND LIABILITIES
SEPTEMBER 30, 1998 (UNAUDITED)
(IN THOUSANDS)

                                               HIGH             GOVERN-
                                     MONEY    YIELD   MANAGED     MENT             AGGRESSIVE  GROWTH   EQUITY   MULTI-
                                     MARKET    BOND     BOND   SECURITIES  GROWTH    EQUITY      LT     INCOME  STRATEGY
                                    VARIABLE VARIABLE VARIABLE  VARIABLE  VARIABLE  VARIABLE  VARIABLE VARIABLE VARIABLE
                                    ACCOUNT  ACCOUNT  ACCOUNT   ACCOUNT   ACCOUNT   ACCOUNT   ACCOUNT  ACCOUNT  ACCOUNT
                                    -------------------------------------------------------------------------------------
ASSETS
Investments:
 Money Market Portfolio (10,028
 shares; cost $101,026)............ $100,854
 High Yield Bond Portfolio (4,094
 shares; cost $40,294).............          $37,296
 Managed Bond Portfolio (8,677
 shares; cost $94,207).............                   $100,414
 Government Securities Portfolio
 (1,313 shares; cost $13,865)......                             $14,638
 Growth Portfolio (8,380 shares;
 $180,790).........................                                       $147,508
 Aggressive Equity Portfolio (1,258
 shares; cost $14,732).............                                                 $13,481
 Growth LT Portfolio (7,565 shares;
 cost $128,432)....................                                                           $152,955
 Equity Income Portfolio (6,333
 shares; cost $131,076)............                                                                    $140,120
 Multi-Strategy Portfolio (7,445
 shares; cost $107,233)............                                                                             $115,883
Receivables:
 Due from Pacific Life Insurance
 Company                               2,389                 9       14                                      78       16
 Fund shares redeemed..............                2                            11      332        452
                                    -------------------------------------------------------------------------------------
Total Assets.......................  103,243  37,298   100,423   14,652    147,519   13,813    153,407  140,198  115,899
                                    -------------------------------------------------------------------------------------
LIABILITIES
Payables:
 Due to Pacific Life Insurance
 Company...........................                2                            16      332        461
 Fund shares purchased.............    2,366                 4       14                                      91       16
                                    -------------------------------------------------------------------------------------
Total Liabilities..................    2,366       2         4       14         16      332        461       91       16
                                    -------------------------------------------------------------------------------------
NET ASSETS......................... $100,877 $37,296  $100,419  $14,638   $147,503  $13,481   $152,946 $140,107 $115,883
                                    =====================================================================================

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENT OF ASSETS AND LIABILITIES (CONTINUED)
SEPTEMBER 30, 1998 (UNAUDITED)
(IN THOUSANDS)

                                                 BOND AND  EQUITY   INTER-  EMERGING
                                         EQUITY   INCOME   INDEX   NATIONAL MARKETS  VARIABLE VARIABLE VARIABLE VARIABLE
                                        VARIABLE VARIABLE VARIABLE VARIABLE VARIABLE ACCOUNT  ACCOUNT  ACCOUNT  ACCOUNT
                                        ACCOUNT  ACCOUNT  ACCOUNT  ACCOUNT  ACCOUNT     I        II      III       IV
                                        --------------------------------------------------------------------------------
ASSETS
Investments:
 Equity Portfolio (468 shares; cost
 $12,219).............................. $11,014
 Bond and Income Portfolio (239 shares;
 cost $3,136)..........................           $3,256
 Equity Index Portfolio (8,457 shares;
 cost $184,645)........................                   $226,245
 International Portfolio (9,432 shares;
 cost $144,669)........................                            $135,707
 Emerging Markets Portfolio (1,286
 shares; cost $11,206).................                                      $7,925
 Brandes International Equity Portfolio
 (117 shares; cost $1,202).............                                               $1,117
 Turner Core Growth Portfolio (119
 shares; cost $1,697)..................                                                        $1,741
 Frontier Capital Appreciation Portfo-
 lio (269 shares; cost $3,810).........                                                                 $3,221
 Enhanced U.S. Equity Portfolio (223
 shares; cost $3,411)..................                                                                          $3,440
Receivables:
 Due from Pacific Life Insurance Compa-
 ny....................................                3       132
 Fund shares redeemed..................     583                         660     141
                                        --------------------------------------------------------------------------------
Total Assets...........................  11,597    3,259   226,377  136,367   8,066    1,117    1,741    3,221    3,440
                                        --------------------------------------------------------------------------------
LIABILITIES
Payables:
 Due to Pacific Life Insurance Company.     583                         660     141
 Fund shares purchased.................                3       142
                                        --------------------------------------------------------------------------------
Total Liabilities......................     583        3       142      660     141
                                        --------------------------------------------------------------------------------
NET ASSETS............................. $11,014   $3,256  $226,235 $135,707  $7,925   $1,117   $1,741   $3,221   $3,440
                                        ================================================================================

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENT OF OPERATIONS
FOR THE PERIOD ENDED SEPTEMBER 30, 1998 (UNAUDITED)
(IN THOUSANDS)

                                    HIGH             GOVERN-
                          MONEY    YIELD   MANAGED     MENT              AGGRESSIVE  GROWTH   EQUITY    MULTI-
                          MARKET    BOND     BOND   SECURITIES  GROWTH     EQUITY      LT     INCOME   STRATEGY
                         VARIABLE VARIABLE VARIABLE  VARIABLE  VARIABLE   VARIABLE  VARIABLE VARIABLE  VARIABLE
                         ACCOUNT  ACCOUNT  ACCOUNT   ACCOUNT   ACCOUNT    ACCOUNT   ACCOUNT  ACCOUNT   ACCOUNT
                         --------------------------------------------------------------------------------------
INVESTMENT INCOME
 Dividends..............  $2,377   $2,566   $4,265      $690    $20,018              $6,250  $18,523   $11,113
                         --------------------------------------------------------------------------------------
Net Investment Income...   2,377    2,566    4,265       690     20,018               6,250   18,523    11,113
                         --------------------------------------------------------------------------------------
REALIZED AND UNREALIZED
GAIN (LOSS) ON
INVESTMENTS
 Net realized gain from
 security transactions..      24      121      359       119     10,212      $659     4,893    5,212     2,639
 Net unrealized appreci-
 ation (depreciation) on
 investments............     (48)  (3,400)   3,277       360    (69,768)   (1,548)   13,143  (21,680)   (7,562)
                         --------------------------------------------------------------------------------------
Net Realized And
Unrealized Gain (Loss)
On Investments..........     (24)  (3,279)   3,636       479    (59,556)     (889)   18,036  (16,468)   (4,923)
                         --------------------------------------------------------------------------------------
NET INCREASE (DECREASE)
IN NET ASSETS
RESULTING FROM
OPERATIONS..............  $2,353    $(713)  $7,901    $1,169   $(39,538)    $(889)  $24,286   $2,055    $6,190
                         --------------------------------------------------------------------------------------

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

FOR THE PERIOD ENDED SEPTEMBER 30, 1998 (UNAUDITED)

(IN THOUSANDS)


                                                  BOND AND  EQUITY   INTER-   EMERGING
                                          EQUITY   INCOME   INDEX   NATIONAL  MARKETS   VARIABLE VARIABLE VARIABLE VARIABLE
                                         VARIABLE VARIABLE VARIABLE VARIABLE  VARIABLE  ACCOUNT  ACCOUNT  ACCOUNT  ACCOUNT
                                         ACCOUNT  ACCOUNT  ACCOUNT  ACCOUNT   ACCOUNT      I      II (1)    III       IV
                                         -----------------------------------------------------------------------------------
INVESTMENT INCOME
 Dividends.............................     $480     $87    $4,025  $11,321       $16                        $21       $8
                                         -----------------------------------------------------------------------------------
Net Investment Income..................      480      87     4,025   11,321        16                         21        8
                                         -----------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
 Net realized gain (loss) from security
  transactions.........................      350      19    10,796    4,450    (1,273)      $3     $25       (24)      47
 Net unrealized appreciation
  (depreciation) on investments........   (1,221)    101    (5,363) (22,904)   (2,598)     (81)     24      (806)    (154)
                                         -----------------------------------------------------------------------------------
Net Realized And Unrealized Gain (Loss)
 On Investments........................     (871)    120     5,433  (18,454)   (3,871)     (78)     49      (830)    (107)
                                         -----------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS.............    $(391)   $207    $9,458  $(7,133)  $(3,855)    $(78)    $49     $(809)    $(99)
                                         ===================================================================================

(1) Total dividends received in full for the nine-month period ended September 30, 1998 was less than $500.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENT OF CHANGES IN NET ASSETS
FOR THE PERIOD ENDED SEPTEMBER 30, 1998 (UNAUDITED)
(IN THOUSANDS)

                                     HIGH               GOVERN-
                          MONEY     YIELD    MANAGED      MENT              AGGRESSIVE  GROWTH    EQUITY    MULTI-
                          MARKET     BOND      BOND    SECURITIES  GROWTH     EQUITY      LT      INCOME   STRATEGY
                         VARIABLE  VARIABLE  VARIABLE   VARIABLE  VARIABLE   VARIABLE  VARIABLE  VARIABLE  VARIABLE
                         ACCOUNT   ACCOUNT   ACCOUNT    ACCOUNT   ACCOUNT    ACCOUNT   ACCOUNT   ACCOUNT   ACCOUNT
                         -------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN
NET ASSETS
FROM OPERATIONS
 Net investment income..   $2,377   $2,566     $4,265      $690    $20,018               $6,250   $18,523   $11,113
 Net realized gain from
 security transactions..       24      121        359       119     10,212      $659      4,893     5,212     2,639
 Net unrealized
 appreciation
 (depreciation) on
 investments............      (48)  (3,400)     3,277       360    (69,768)   (1,548)    13,143   (21,680)   (7,562)
                         -------------------------------------------------------------------------------------------
Net Increase (Decrease)
In Net Assets Resulting
From Operations.........    2,353     (713)     7,901     1,169    (39,538)     (889)    24,286     2,055     6,190
                         -------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN
NET ASSETS FROM
POLICY TRANSACTIONS
 Transfer of net
 premiums...............  111,151    5,515     10,598     1,287     23,823     2,964     21,093    18,726     9,547
 Transfers--policy
 charges and deductions.   (4,347)  (1,643)    (2,773)     (477)    (8,003)     (677)    (6,459)   (5,765)   (3,880)
 Transfers in (from
 other variable
 accounts)..............  219,388   24,342     44,868     5,778     69,800    15,166     51,100    27,978     9,317
 Transfers out (to other
 variable accounts)..... (272,931) (22,145)   (29,715)   (3,018)   (70,581)  (12,096)   (42,396)  (30,209)  (15,152)
 Transfers--other.......   (6,821)  (1,767)    (2,972)     (522)    (7,987)     (460)    (5,116)   (4,164)   (3,491)
                         -------------------------------------------------------------------------------------------
Net Increase (Decrease)
In Net Assets
 Derived From Policy
 Transactions...........   46,440    4,302     20,006     3,048      7,052     4,897     18,222     6,566    (3,659)
                         -------------------------------------------------------------------------------------------
NET INCREASE (DECREASE)
IN NET ASSETS...........   48,793    3,589     27,907     4,217    (32,486)    4,008     42,508     8,621     2,531
                         -------------------------------------------------------------------------------------------
NET ASSETS
 Beginning of Period....   52,084   33,707     72,512    10,421    179,989     9,473    110,438   131,486   113,352
                         -------------------------------------------------------------------------------------------
 End of Period.......... $100,877  $37,296   $100,419   $14,638   $147,503   $13,481   $152,946  $140,107  $115,883
                         ===========================================================================================

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)
FOR THE PERIOD ENDED SEPTEMBER 30, 1998 (UNAUDITED)
(IN THOUSANDS)


                                   BOND AND  EQUITY    INTER-   EMERGING
                          EQUITY    INCOME   INDEX    NATIONAL  MARKETS   VARIABLE VARIABLE VARIABLE VARIABLE
                         VARIABLE  VARIABLE VARIABLE  VARIABLE  VARIABLE  ACCOUNT  ACCOUNT  ACCOUNT  ACCOUNT
                         ACCOUNT   ACCOUNT  ACCOUNT   ACCOUNT   ACCOUNT      I        II      III       IV
                         -----------------------------------------------------------------------------------
INCREASE (DECREASE) IN
NET ASSETS
 FROM OPERATIONS
 Net investment income..    $480       $87    $4,025   $11,321      $16                         $21       $8
 Net realized gain
 (loss) from security
 transactions...........     350        19    10,796     4,450   (1,273)       $3      $25      (24)      47
 Net unrealized
 appreciation
 (depreciation) on
 investments............  (1,221)      101    (5,363)  (22,904)  (2,598)      (81)      24     (806)    (154)
                         -----------------------------------------------------------------------------------
Net Increase (Decrease)
In Net Assets Resulting
From Operations.........    (391)      207     9,458    (7,133)  (3,855)      (78)      49     (809)     (99)
                         -----------------------------------------------------------------------------------
INCREASE (DECREASE) IN
NET ASSETS FROM
 POLICY TRANSACTIONS
 Transfer of net
 premiums...............   1,777       552    31,565    21,469    2,360       169      265    1,040    1,171
 Transfers--policy
 charges and deductions.    (398)     (112)   (9,221)   (6,241)    (490)      (34)     (53)    (185)    (110)
 Transfers in (from
 other variable
 accounts)..............  11,317     4,292    74,058    55,294   17,922       592      813      920    1,107
 Transfers out (to other
 variable accounts).....  (5,058)   (2,263)  (59,122)  (51,668) (16,171)      (65)     (99)    (845)    (377)
 Transfers--other.......    (423)     (105)   (7,791)   (4,955)    (257)       (6)     (17)      (9)      (6)
                         -----------------------------------------------------------------------------------
Net Increase In Net
Assets
Derived From Policy
Transactions............   7,215     2,364    29,489    13,899    3,364       656      909      921    1,785
                         -----------------------------------------------------------------------------------
NET INCREASE (DECREASE)
IN NET ASSETS...........   6,824     2,571    38,947     6,766     (491)      578      958      112    1,686
                         -----------------------------------------------------------------------------------
NET ASSETS
 Beginning of Period....   4,190       685   187,288   128,941    8,416       539      783    3,109    1,754
                         -----------------------------------------------------------------------------------
 End of Period.......... $11,014    $3,256  $226,235  $135,707   $7,925    $1,117   $1,741   $3,221   $3,440
                         ===================================================================================

See Notes to Financial Statements

                   PACIFIC SELECT EXEC SEPARATE ACCOUNT

                      NOTES TO FINANCIAL STATEMENTS

                               (UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES

 The Pacific Select Exec Separate Account (the "Separate Account") is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and is currently comprised of eighteen subaccounts called Variable Accounts: the Money Market Variable Account, the High Yield Bond Variable Account, the Managed Bond Variable Account, the Government Securities Variable Account, the Growth Variable Account, the Aggressive Equity Variable Account, the Growth LT Variable Account, the Equity Income Variable Account, the Multi-Strategy Variable Account, the Equity Variable Account, the Bond and Income Variable Account, the Equity Index Variable Account, the International Variable Account, the Emerging Markets Variable Account, and the Variable Accounts I through IV. The assets in each of the first fourteen Variable Accounts are invested in shares of the corresponding portfolios of Pacific Select Fund and the assets of the last four Variable Accounts are invested in shares of the corresponding portfolios of M Fund, Inc. (collectively, the "Funds"). Each Variable Account pursues different investment objectives and policies.

 The Separate Account was established by Pacific Life Insurance Company (formerly named Pacific Mutual Life Insurance) on May 12, 1988 and commenced operations on November 22, 1988. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the other assets and liabilities of Pacific Life. The assets of the Separate Account will not be charged with any liabilities arising out of any other business conducted by Pacific Life, but the obligations of the Separate Account, including benefits related to variable life insurance, are obligations of Pacific Life.

 The Separate Account held by Pacific Life represents funds from individual flexible premium variable life policies. The assets of the Separate Account are carried at market value.

 The preparation of the accompanying financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

 A. Valuation of Investments

 Investments in shares of the Funds are valued at the reported net asset values of the respective portfolios.

 B. Security Transactions

 Transactions are recorded on the trade date. Realized gains and losses on sales of investments are determined on the basis of identified cost.

 C. Federal Income Taxes

 The operations of the Separate Account will be reported on the Federal income tax return of Pacific Life, which is taxed as a life insurance company under the provisions of the Tax Reform Act of 1986. Under current tax law, no Federal income taxes are expected to be paid by Pacific Life with respect to the operations of the Separate Account.

2. DIVIDENDS

 During the nine months period ended September 30, 1998, the Funds have declared dividends for each portfolio except for the Aggressive Equity Portfolio and the Brandes International Equity Portfolio (formerly Edinburgh Overseas Equity Portfolio). The amounts accrued by the Separate Account for its share of the dividends were reinvested in additional full and fractional shares of the related portfolio.

3. CHARGES AND EXPENSES

 With respect to variable life insurance policies funded by the Separate Account, Pacific Life makes certain deductions from premiums for sales load and state premium taxes before amounts are allocated to the Separate Account. Pacific Life also makes certain deductions from the net assets of each Variable Account for the mortality and expense risks Pacific Life assumes, administrative expenses, cost of insurance, charges for optional benefits and any sales and underwriting surrender charges. The operating expenses of the Separate Account are paid by Pacific Life.

4. RELATED PARTY AGREEMENT

 Pacific Mutual Distributors, Inc., a wholly-owned subsidiary of Pacific Life, serves as principal underwriter of variable life insurance policies funded by interests in the Separate Account, without remuneration from the Separate Account.

                   PACIFIC SELECT EXEC SEPARATE ACCOUNT

                                (UNAUDITED)

5. SEPARATE ACCOUNT'S COST OF INVESTMENTS IN THE FUNDS SHARES

  The investment in the Funds shares are carried at identified cost, which represents the amount available for investment (including reinvested distributions of net investment income and realized gains). The cost and market value of total Separate Account's investments in the Funds as of September 30, 1998 were as follows (amounts in thousands):

                                             VARIABLE ACCOUNTS
                        --------------------------------------------------------------
                                                        GOVERN-
                         MONEY    HIGH YIELD MANAGED      MENT              AGGRESSIVE
                         MARKET      BOND      BOND    SECURITIES  GROWTH     EQUITY
                        --------------------------------------------------------------
Total cost of
 investments at
 beginning of period     $52,208    $33,305   $69,581   $10,008   $143,503     $9,176
Add: Total net
 proceeds from policy
 transactions            146,401     16,268    26,533     5,421     44,435     10,551
    Reinvested
   distributions from
   the Funds:
    (a) Net investment
   income                  2,377      2,245     3,235       473
    (b) Net realized
   gain                                 321     1,030       217     20,018
                        --------------------------------------------------------------
       Sub-Total         200,986     52,139   100,379    16,119    207,956     19,727
Less: Cost of
 investments disposed
 during the period        99,960     11,845     6,172     2,254     27,166      4,995
                        --------------------------------------------------------------
Total cost of
 investments at end of
 period                  101,026     40,294    94,207    13,865    180,790     14,732
Add:Unrealized
 appreciation
 (depreciation)             (172)    (2,998)    6,207       773    (33,282)    (1,251)
                        --------------------------------------------------------------
Total market value of
 investments at end of
 period                 $100,854    $37,296  $100,414   $14,638   $147,508    $13,481
                        --------------------------------------------------------------
                         GROWTH     EQUITY    MULTI-              BOND AND    EQUITY
                           LT       INCOME   STRATEGY    EQUITY    INCOME     INDEX
                        --------------------------------------------------------------
Total cost of
 investments at
 beginning of period     $99,059   $100,762   $97,141    $4,174       $666   $140,325
Add:Total net proceeds
 from policy
 transactions             35,955     23,997    10,272    11,289      3,275     56,247
    Reinvested
   distributions from
   the Funds:
    (a) Net investment
   income                    327        922     2,488        13         84      2,305
    (b) Net realized
   gain                    5,923     17,601     8,625       467          3      1,720
                        --------------------------------------------------------------
       Sub-Total         141,264    143,282   118,526    15,943      4,028    200,597
Less: Cost of
 investments disposed
 during the period        12,832     12,206    11,293     3,724        892     15,952
                        --------------------------------------------------------------
Total cost of
 investments at end of
 period                  128,432    131,076   107,233    12,219      3,136    184,645
Add:Unrealized
 appreciation
 (depreciation)           24,523      9,044     8,650    (1,205)       120     41,600
                        --------------------------------------------------------------
Total market value of
 investments at end of
 period                 $152,955   $140,120  $115,883   $11,014     $3,256   $226,245
                        --------------------------------------------------------------
                         INTER-    EMERGING
                        NATIONAL   MARKETS      I          II       III         IV
                        --------------------------------------------------------------
Total cost of
 investments at
 beginning of period    $115,000     $9,098      $544      $762     $2,892     $1,571
Add: Total net
 proceeds from policy
 transactions             33,984      7,561       703     1,016      1,570      1,973
    Reinvested
   distributions from
   the Funds:
    (a) Net investment
   income                    821         16
    (b) Net realized
   gain                   10,500                                        21          8
                        --------------------------------------------------------------
       Sub-Total         160,305     16,675     1,247     1,778      4,483      3,552
Less: Cost of
 investments disposed
 during the period        15,636      5,469        45        81        673        141
                        --------------------------------------------------------------
Total cost of
 investments at end of
 period                  144,669     11,206     1,202     1,697      3,810      3,411
Add:Unrealized
 appreciation
 (depreciation)           (8,962)    (3,281)      (85)       44       (589)        29
                        --------------------------------------------------------------
Total market value of
 investments at end of
 period                 $135,707     $7,925    $1,117    $1,741     $3,221     $3,440
                        --------------------------------------------------------------

                   PACIFIC SELECT EXEC SEPARATE ACCOUNT

                               (UNAUDITED)

6. TRANSACTIONS IN SEPARATE ACCOUNT UNITS AND SELECTED ACCUMULATION UNIT ** INFORMATION

 Transactions in Separate Account units for the period ended September 30, 1998 and the selected accumulation unit information as of September 30, 1998 and December 31, 1997 were as follows:

                                                 VARIABLE ACCOUNTS
                         -----------------------------------------------------------------------
                                                               GOVERN-
                            MONEY     HIGH YIELD   MANAGED       MENT                AGGRESSIVE
                           MARKET        BOND        BOND     SECURITIES   GROWTH      EQUITY
                         -----------------------------------------------------------------------
Total units outstanding
 at beginning of period    3,242,630   1,272,728   3,186,015    479,603   4,678,660     840,837
Increase (decrease) in
 units resulting from
 policy transactions:
 (a) Transfer of net
  premiums                 6,798,641     201,074     452,137     57,559     616,017     247,236
 (b) Transfers--policy
  charges and deductions    (265,513)    (61,231)   (117,987)   (21,302)   (205,867)    (56,232)
 (c) Transfers in (from
  other variable
  accounts)               13,240,830     923,461   1,858,708    311,291   2,939,106   1,258,202
 (d) Transfers out (to
  other variable
  accounts)              (16,564,224)   (832,059) (1,228,023)  (181,367) (2,838,767) (1,003,443)
 (e) Transfers--other       (412,506)    (66,431)   (122,580)   (31,338)   (321,494)    (38,095)
                         -----------------------------------------------------------------------
Sub-Total                  2,797,228     164,814     842,255    134,843     188,995     407,668
                         -----------------------------------------------------------------------
Total units outstanding
 at end of period          6,039,858   1,437,542   4,028,270    614,446   4,867,655   1,248,505
                         -----------------------------------------------------------------------

Accumulation Unit
 Value: At beginning
 of period                    $16.06      $26.48      $22.76     $21.73      $38.47      $11.27
At end of period              $16.70      $25.94      $24.93     $23.82      $30.30      $10.80
                           GROWTH       EQUITY      MULTI-                BOND AND     EQUITY
                             LT         INCOME     STRATEGY    EQUITY      INCOME      INDEX
                         -----------------------------------------------------------------------
Total units outstanding
 at beginning of period    5,452,479   3,609,629   3,897,779    365,186      57,616   5,696,188
Increase (decrease) in
 units resulting from
 policy transactions:
 (a) Transfer of net
  premiums                   881,869     469,183     307,802    137,553      44,913     869,451
 (b) Transfers--policy
  charges and deductions    (269,157)   (144,682)   (125,430)   (30,259)     (9,075)   (252,995)
 (c) Transfers in (from
  other variable
  accounts)                2,142,851   1,722,785     613,967    851,689     345,630   2,392,866
 (d) Transfers out (to
  other variable
  accounts)               (1,807,337) (1,655,606)   (743,412)  (375,327)   (182,100) (1,950,175)
 (e) Transfers--other       (218,497)   (228,584)   (171,225)   (31,482)     (8,522)   (257,302)
                         -----------------------------------------------------------------------
Sub-Total                    729,729     163,096    (118,298)   552,174     190,846     801,845
                         -----------------------------------------------------------------------
Total units outstanding
 at end of period          6,182,208   3,772,725   3,779,481    917,360     248,462   6,498,033
                         -----------------------------------------------------------------------

Accumulation Unit
 Value: At beginning
 of period                    $20.25      $36.43      $29.08     $11.47      $11.89      $32.88
At end of period              $24.74      $37.14      $30.66     $12.01      $13.10      $34.82
                           INTER-      EMERGING
                          NATIONAL     MARKETS        I           II        III          IV
                         -----------------------------------------------------------------------
Total units outstanding
 at beginning of period    6,224,372     871,397      52,300     59,984     243,373     132,506
Increase (decrease) in
 units resulting from
 policy transactions:
 (a) Transfer of net
  premiums                   945,718     271,511      15,062     18,252      84,471      80,069
 (b) Transfers--policy
  charges and deductions    (275,830)    (56,743)     (3,090)    (3,662)    (14,855)     (7,527)
 (c) Transfers in (from
  other variable
  accounts)                2,291,653   2,272,816      56,217     57,466      75,405      77,138
 (d) Transfers out (to
  other variable
  accounts)               (2,138,109) (2,067,766)     (7,097)    (7,682)    (74,680)    (28,541)
 (e) Transfers--other       (205,062)    (32,891)       (669)    (1,255)       (776)       (491)
                         -----------------------------------------------------------------------
Sub-Total                    618,370     386,927      60,423     63,119      69,565     120,648
                         -----------------------------------------------------------------------
Total units outstanding
 at end of period          6,842,742   1,258,324     112,723    123,103     312,938     253,154
                         -----------------------------------------------------------------------

Accumulation Unit
 Value: At beginning of
 period                       $20.72       $9.66      $10.31     $13.06      $12.77      $13.23
At end of period              $19.83       $6.30       $9.91     $14.14      $10.29      $13.59

---------------------------
**Accumulation Unit: unit of measure used to calculate the value of a Policy Owner's interest in a Variable Account during the accumulation period.

              PACIFIC LIFE INSURANCE COMPANY AND SUBSIDIARIES

 AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997 AND 1996 AND
    FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1997.

   INDEPENDENT AUDITORS' REPORT

   Pacific Life Insurance Company and
    Subsidiaries:

   We have audited the accompanying consolidated statements of financial condition of Pacific Life Insurance Company (formerly Pacific Mutual Life Insurance Company) and subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pacific Life Insurance Company and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



   DELOITTE & TOUCHE LLP

   Costa Mesa, California
   February 19, 1998

                Pacific Life Insurance Company and Subsidiaries

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                               December 31,
                                                              1997      1996
-------------------------------------------------------------------------------
                                                               (In Millions)
ASSETS
Investments:
  Securities available for sale at estimated fair value:
    Fixed maturity securities                               $13,990.7 $12,193.8
    Equity securities                                           346.4     260.8
  Mortgage loans                                              1,922.1   1,477.3
  Real estate                                                   192.1     280.0
  Policy loans                                                3,769.2   3,131.8
  Short-term investments                                         83.8      66.1
  Other investments                                             380.2     208.0
-------------------------------------------------------------------------------
TOTAL INVESTMENTS                                            20,684.5  17,617.8
Cash and cash equivalents                                       110.4     109.0
Deferred policy acquisition costs                               716.9     531.5
Accrued investment income                                       255.4     202.5
Other assets                                                    636.5     462.4
Separate account assets                                      11,605.1   8,142.1
-------------------------------------------------------------------------------
TOTAL ASSETS                                                $34,008.8 $27,065.3
-------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Universal life, annuity and other investment contract de-
   posits                                                   $16,644.5 $13,877.4
  Future policy benefits                                      2,133.8   2,506.5
  Short-term and long-term debt                                 253.6     270.1
  Other liabilities                                           1,224.5     572.0
  Separate account liabilities                               11,605.1   8,142.1
-------------------------------------------------------------------------------
Total Liabilities                                            31,861.5  25,368.1
-------------------------------------------------------------------------------
Commitments and contingencies
Stockholder's Equity:
  Common stock - $50 par value; 600,000 shares authorized,
   issued and outstanding                                        30.0
  Paid-in capital                                               120.1
  Retained earnings                                           1,422.0   1,318.0
  Unrealized gain on securities available for sale, net         575.2     379.2
-------------------------------------------------------------------------------
Total Stockholder's Equity                                    2,147.3   1,697.2
-------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                  $34,008.8 $27,065.3
-------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

                Pacific Life Insurance Company and Subsidiaries

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     Years Ended December 31,
                                                      1997     1996     1995
------------------------------------------------------------------------------
                                                          (In Millions)
REVENUES
Insurance premiums                                  $  504.3 $  465.4 $  458.5
Policy fees from universal life, annuity and other
 investment contract deposits                          431.2    348.6    309.0
Net investment income                                1,225.3  1,087.3  1,038.4
Net realized capital gains                              85.3     44.0     61.5
Commission revenue                                     146.6     79.6     62.0
Other income                                           181.7    123.1     90.3
------------------------------------------------------------------------------
TOTAL REVENUES                                       2,574.4  2,148.0  2,019.7
------------------------------------------------------------------------------
BENEFITS AND EXPENSES
Interest credited to universal life, annuity and
 other investment contract deposits                    797.8    665.0    675.2
Policy benefits paid or provided                       675.7    652.9    647.5
Commission expenses                                    303.7    233.6    197.5
Operating expenses                                     507.7    316.2    278.6
------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                          2,284.9  1,867.7  1,798.8
------------------------------------------------------------------------------
INCOME BEFORE PROVISION FOR INCOME TAXES               289.5    280.3    220.9
Provision for income taxes                             113.5    113.7     86.1
------------------------------------------------------------------------------
NET INCOME                                          $  176.0 $  166.6 $  134.8
------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

                Pacific Life Insurance Company and Subsidiaries

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                                           Unrealized
                                                           Gain (Loss)
                          Common Stock                    on Securities
                          ------------- Paid-in Retained    Available
                          Shares Amount Capital Earnings  for Sale, net  Total
---------------------------------------------------------------------------------
                                              (In Millions)
BALANCES,
 JANUARY 1, 1995                                $1,016.6     $(207.3)   $  809.3
Net income                                         134.8                   134.8
Change in unrealized
 gain (loss) on
 securities available
 for sale, net                                                 689.3       689.3
---------------------------------------------------------------------------------
BALANCES,
 DECEMBER 31, 1995                               1,151.4       482.0     1,633.4
Net income                                         166.6                   166.6
Change in unrealized
 gain on securities
 available for sale, net                                      (102.8)     (102.8)
---------------------------------------------------------------------------------
BALANCES,
 DECEMBER 31, 1996                               1,318.0       379.2     1,697.2
Net income                                         176.0                   176.0
Change in unrealized
 gain on securities
 available for sale, net                                       196.0       196.0
Issuance of partnership
 units by affiliate                     $ 85.1                              85.1
Initial member
 capitalization of
 Pacific Mutual Holding
 Company                                            (2.0)                   (2.0)
Issuance of common stock   0.6   $30.0    35.0     (65.0)                     --
Dividend paid to parent                             (5.0)                   (5.0)
---------------------------------------------------------------------------------
BALANCES,
 DECEMBER 31, 1997         0.6   $30.0  $120.1  $1,422.0     $ 575.2    $2,147.3
---------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

                Pacific Life Insurance Company and Subsidiaries

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  Years Ended December 31,
                                                  1997       1996       1995
--------------------------------------------------------------------------------
                                                        (In Millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                      $   176.0  $   166.6  $   134.8
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Amortization on fixed maturities                  (26.6)     (45.2)     (67.2)
  Depreciation and other amortization                38.3       43.8       36.8
  Deferred income taxes                             (14.4)     (49.8)     (30.3)
  Net realized capital gains                        (85.3)     (44.0)     (61.5)
  Net change in deferred policy acquisition
   costs                                           (185.4)    (140.4)      48.8
  Interest credited to universal life, annuity
   and other investment contract deposits           797.8      665.0      675.2
Change in accrued investment income                 (52.9)      (3.7)     (16.1)
Change in future policy benefits                   (372.7)      62.3       88.8
Change in other assets and liabilities              577.4      158.1      151.9
--------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES           852.2      812.7      961.2
--------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Securities available for sale:
  Purchases                                      (6,343.2)  (4,525.0)  (3,001.3)
  Sales                                           2,247.5    2,511.0    1,940.3
  Maturities and repayments                       2,406.8    1,184.7      926.9
Held to maturity securities:
  Purchases                                                              (181.9)
  Sales                                                                    62.3
  Maturities and repayments                                               111.0
Repayments of mortgage loans                        179.3      220.4      267.7
Proceeds from sales of mortgage loans and real
 estate                                             104.4       14.5       27.4
Purchases of mortgage loans and real estate        (643.7)    (414.3)    (244.7)
Distributions from partnerships                      91.6       78.8       49.0
Change in policy loans                             (637.4)    (338.5)    (389.8)
Change in short-term investments                    (17.7)      37.2      (66.7)
Other investing activity, net                        78.8     (144.5)    (137.2)
--------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES            (2,533.6)  (1,375.7)    (637.0)
--------------------------------------------------------------------------------

(Continued)

See Notes to Consolidated Financial Statements

                Pacific Life Insurance Company and Subsidiaries

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                Years Ended December 31,
(Continued)                                     1997       1996       1995
------------------------------------------------------------------------------
                                                      (In Millions)
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account balances:
  Deposits                                    $ 4,373.6  $ 2,105.0  $ 1,437.9
  Withdrawals                                  (2,667.3)  (1,756.6)  (1,774.2)
Net change in short-term debt                       8.5       42.5      (38.8)
Repayment of long-term debt                       (25.0)      (5.0)      (5.0)
Initial capitalization of Pacific Mutual
 Holding Company                                   (2.0)
Dividend paid to parent                            (5.0)
------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING AC-
 TIVITIES                                       1,682.8      385.9     (380.1)
------------------------------------------------------------------------------
Net change in cash and cash equivalents             1.4     (177.1)     (55.9)
Cash and cash equivalents, beginning of year      109.0      286.1      342.0
------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR        $   110.4  $   109.0  $   286.1
------------------------------------------------------------------------------

SUPPLEMENTAL SCHEDULE OF INVESTING AND FINANCING ACTIVITIES
In connection with the acquisition of an insurance block of business as discussed in Note 5, the following assets and liabilities were assumed:

          Cash                                 $1,215.9
          Policy loans                            440.3
          Other assets                             43.4
                                               --------
            Total assets assumed               $1,699.6
                                               --------
          Policyholder account values          $1,693.8
          Other liabilities                         5.8
                                               --------
            Total liabilities assumed          $1,699.6
                                               --------
-------------------------------------------------------------------------------

SUPPLEMENTAL SCHEDULE OF NON CASH FINANCING ACTIVITIES
As a result of the Conversion as discussed in Note 1, $65 million of retained earnings was allocated for the issuance of 600,000 shares of common stock with a par value totaling $30 million and $35 million was allocated to paid-in capital.

--------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Income taxes paid                                $144.5     $185.9      $96.9
Interest paid                                    $ 26.1     $ 27.2      $23.3
--------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

   CONVERSION TO MUTUAL HOLDING COMPANY STRUCTURE

   Pursuant to consent received from the Insurance Department of the State of California, Pacific Mutual Life Insurance Company ("Pacific Mutual") implemented a plan of conversion to form a mutual holding company structure (the "Conversion") on September 1, 1997. The Conversion created Pacific LifeCorp, an intermediate stock holding company and Pacific Mutual Holding Company ("PMHC"), a mutual holding company. Pacific Mutual was converted to a stock life insurance company and renamed Pacific Life Insurance Company ("Pacific Life"). Under their respective charters, PMHC must always own at least 51% of the outstanding voting stock of Pacific LifeCorp, and Pacific LifeCorp must always own 100% of the voting stock of Pacific Life. Owners of Pacific Life's annuity contracts and life insurance policies have certain membership interests in PMHC, consisting principally of the right to vote on the election of the Board of Directors of PMHC and on other matters, and certain rights upon liquidation or dissolution of PMHC.

   As a result of the Conversion, $65 million of retained earnings was allocated for the issuance of 600,000 shares of common stock with a par value totaling $30 million and $35 million was allocated to paid-in capital.

   DESCRIPTION OF BUSINESS

   Pacific Life was established in 1868 and is organized under the laws of the State of California as a stock life insurance company. Pacific Life conducts business in every state except New York.

   Pacific Life and its subsidiaries and affiliates have primary business operations which consist of life insurance, annuities, pension products, group employee benefits and investment management and advisory services. These primary business operations provide a broad range of life insurance, asset accumulation and investment products for individuals and businesses and offer a range of investment products to institutions and pension plans. Additionally, through its major subsidiaries and affiliates, Pacific Life provides a variety of group employee benefits, as well as investment management and advisory services.

   BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

   The accompanying consolidated financial statements of Pacific Life Insurance Company and subsidiaries (the "Company") have been prepared in accordance with generally accepted accounting principles ("GAAP") and include the accounts of Pacific Life and its wholly-owned insurance subsidiaries, PM Group Life Insurance Company ("PM Group") and World-Wide Holdings Limited, and its noninsurance subsidiaries, Pacific Asset Management LLC ("PAM"), Pacific Mutual Distributors, Inc. ("PMD"), Pacific Mutual Realty Finance, Inc. and Pacific Mezzanine Associates, L.L.C. All significant intercompany transactions and balances have been eliminated. Pacific Life prepares its regulatory financial statements based on accounting practices prescribed or permitted by the Insurance Department of the State of California. These consolidated financial statements differ from those followed in reports to regulatory authorities (Note 2).

   PAM was initially capitalized on December 31, 1997, when Pacific Life completed a subsidiary restructuring in which all the assets and liabilities of Pacific Financial Asset Management Corporation ("PFAMCo") were contributed into this newly formed limited liability company. PFAMCo was then merged into Pacific Life. On October 30, 1997, Pacific Corinthian Life Insurance Company ("PCL"-Note 4), a wholly-owned insurance subsidiary, was merged into Pacific Life, with Pacific Life as the surviving entity.

   ACCOUNTING PRONOUNCEMENTS ADOPTED

   In 1996, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 120, "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts", and Interpretation No. 40,
   "Applicability of Generally Accepted

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   Accounting Principles to Mutual Life Insurance and Other Enterprises" (the "Interpretation") issued by the Financial Accounting Standards Board ("FASB"). SFAS No. 120 and the Interpretation permit mutual life insurance companies and their insurance subsidiaries to adopt all applicable authoritative GAAP pronouncements in any general purpose financial statements that they may issue. This differs from prior years when the Company issued its regulatory financial statements as general purpose financial statements. The accompanying consolidated financial statements for 1997, 1996 and 1995 reflect the effects of implementing SFAS No. 120 and the Interpretation.

   On January 1, 1997, the Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", as amended by SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125". SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. This statement provides consistent accounting standards for securitizations and other transfers of financial assets, determines when financial assets (liabilities) should be considered sold (settled) and removed from the statement of financial condition, and determines when related revenues and expenses should be recognized. Adoption of this accounting standard did not have a significant impact on the consolidated financial position or results of operations of the Company.

   NEW ACCOUNTING PRONOUNCEMENTS

   In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Company currently plans to adopt SFAS No. 130 on January 1, 1998.

   In February 1998, the FASB issued SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits". SFAS No. 132 revises current note disclosure requirements for employers' pensions and other retiree benefits. It does not address recognition or measurement issues. The Company plans to adopt SFAS No. 132 during 1998.

   INVESTMENTS

   Available for sale fixed maturity and equity securities are reported at estimated fair value, with unrealized gains and losses, net of deferred income tax and adjustments related to deferred policy acquisition costs, included as a separate component of equity on the accompanying consolidated statements of financial condition. Trading securities, which are included in short-term investments, are reported at estimated fair value with unrealized gains and losses included in net realized capital gains on the accompanying consolidated statements of operations.

   For mortgage-backed securities included in fixed maturity securities, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities. This adjustment is reflected in net investment income.

   In the first and second quarter of 1995, Pacific Life sold two securities from the held to maturity category. The amortized cost of the securities was $62.3 million and a net after tax loss of $0.7 million was realized on the sales. The securities were sold due to the significant deterioration of the issuer's creditworthiness.

   Beginning with the third quarter of 1995, Pacific Life transferred approximately $1.5 billion of securities from the held to maturity category to the available for sale category. This amount represented the amortized cost of

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   the securities at the date of transfer. The estimated fair value of those securities was approximately $1.6 billion, resulting in a net after tax unrealized gain of $52.5 million, which was reflected as a direct increase to equity. The change in classification was a result of a change in management's intent with respect to these securities. In order to have the flexibility to respond to changes in interest rates and to take advantage of changes in the availability of and the yield on alternative investments, management determined that the reclassification of these securities as available for sale was appropriate.

   Realized gains and losses on investment transactions are determined on a specific identification basis and are included in revenues.

   Short-term investments are carried at estimated fair value and include all trading securities.

   Derivative financial instruments are carried at estimated fair value. Unrealized gains and losses of derivatives used to hedge securities classified as available for sale are reflected in a separate component of equity, similar to the accounting of the underlying hedged assets. Realized gains and losses on derivatives used for hedging are deferred and amortized over the average life of the related hedged assets or insurance liabilities. Unrealized gains and losses of other derivatives are reflected in operations.

   Mortgage loans and policy loans are stated at unpaid principal balances.

   Real estate is carried at depreciated cost, or for real estate acquired in satisfaction of debt, estimated fair value less estimated selling costs at the date of acquisition if lower than the related unpaid balance.

   On November 15, 1994, certain of the Company's investment management and advisory subsidiaries entered into an agreement and plan of consolidation with Thomson Advisory Group L.P., a Delaware limited partnership with publicly traded units, to merge into a newly capitalized partnership named PIMCO Advisors L.P. ("PIMCO Advisors"). In December 1997, PIMCO Advisors completed a transaction in which it acquired the assets of Oppenheimer Capital, L.P., including its interest in Oppenheimer Capital, by issuing approximately 33 million PIMCO Advisors General and Limited Partner units. In connection with this transaction, the Company increased its investment in PIMCO Advisors to reflect the excess of the Company's pro rata share of PIMCO Advisors partners' capital subsequent to this transaction over the carrying value of the Company's investment in PIMCO Advisors. The net result of this transaction was to directly increase stockholder's equity by $85.1 million. The Company's beneficial ownership in PIMCO Advisors was approximately 42% prior to this transaction and 31% subsequent to the transaction. Deferred taxes as a result of this transaction have been established on the accompanying consolidated financial statements. This investment, which is included in other investments on the accompanying consolidated statements of financial condition, is accounted for using the equity method.

   CASH AND CASH EQUIVALENTS

   Cash and cash equivalents include all liquid debt instruments with an original maturity of three months or less.

   DEFERRED POLICY ACQUISITION COSTS

   The costs of acquiring new insurance business, principally commissions, medical examinations, underwriting, policy issue and other expenses, all of which vary with and are primarily related to the production of new business, have been deferred. For universal life, annuity and other investment contract products, such costs are generally amortized in proportion to the present value of expected gross profits using the assumed crediting rate. Adjustments are reflected in earnings or equity in the period the Company experiences deviations in gross profit assumptions. Adjustments directly affecting equity result from experience deviations due to changes in unrealized gains and losses in investments classified as available for sale. For life insurance products, such costs are being amortized over the premium-paying period of the related policies in proportion to premium revenues

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   recognized, using assumptions consistent with those used in computing policy reserves. For the years ended December 31, 1997, 1996 and 1995, net amortization of deferred policy acquisition costs included in commission expenses amounted to $50.2 million, $42.6 million and $39.4 million, respectively, and included in operating expenses amounted to $29.4 million, $27.4 million and $20.8 million, respectively, on the accompanying consolidated statements of operations.

   PRESENT VALUE OF FUTURE PROFITS

   Included in other assets on the accompanying consolidated statement of financial condition as of December 31, 1996 was $16.1 million which represented the present value of estimated future profits of acquired business in connection with the rehabilitation of First Capital Life Insurance Company ("FCL"-Note 4). The aforementioned future profits were discounted to provide an appropriate rate of return and were being amortized over the rehabilitation plan period. Amortization for the years ended December 31, 1997, 1996 and 1995 amounted to $16.1 million, $24.2 million and $17.1 million, respectively, and is included in commission expenses in the accompanying consolidated statements of operations. During 1996, the Company changed certain assumptions regarding the estimated life which resulted in an increase in amortization in 1996 of approximately $17.0 million.

   UNIVERSAL LIFE, ANNUITY AND OTHER INVESTMENT CONTRACT DEPOSITS

   Universal life, annuity and other investment contract deposits are valued using the retrospective deposit method and consist principally of deposits received plus interest credited less accumulated assessments. Interest credited to these policies primarily ranged from 4.0% to 8.4% during 1997, 1996 and 1995.

   FUTURE POLICY BENEFITS

   Life insurance reserves are valued using the net level premium method. Interest rate assumptions range from 4.5% to 9.3% for 1997, 1996 and 1995. Mortality, morbidity and withdrawal assumptions are generally based on the Company's experience, modified to provide for possible unfavorable deviations. Future dividends for participating business are provided for in the liability for future policy benefits. Included in policy benefits paid or provided on the accompanying consolidated statements of operations are dividends to policyholders.

   Dividends are provided based on dividend formulas approved by the Board of Directors and reviewed for reasonableness and equitable treatment of policyholders by an independent consulting actuary. As of December 31, 1997 and 1996, participating experience rated policies paying dividends represented approximately 1% of direct written life insurance in force.

   STATE GUARANTY FUND ASSESSMENTS

   Insurance companies are subject to assessments by life and health guaranty associations in most states in which they are licensed to do business. These assessments are based on the volume and type of business they sell in those states and may be partially recovered in some states through a future reduction in premium taxes. Based on current information available from the National Organization of Life and Health Guaranty Association, the Company, as of December 31, 1997, has accrued in other liabilities on the accompanying consolidated statements of financial condition an amount adequate for anticipated payments of known insolvencies, net of estimated recoveries of premium tax offsets.

   REVENUES AND EXPENSES

   Insurance premiums are recognized as revenue when due. Benefits and expenses, other than deferred policy acquisition costs, are recognized when incurred.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


   Generally, receipts for universal life, annuities and other investment contracts are classified as deposits. Policy fees from these contracts include mortality charges, surrender charges and earned policy service fees. Expenses related to these products include interest credited to account balances and benefit amounts in excess of account balances.

   Commission revenue from Pacific Life's broker dealer subsidiaries is generally recorded on a settlement basis, generally the third business day following the trade date. The difference between the settlement date and trade date is not considered material.

   DEPRECIATION AND AMORTIZATION

   Depreciation of investment real estate is computed on the straight-line method over the estimated useful lives which range from 15 to 30 years. Certain other assets are depreciated or amortized on the straight-line method over varying periods ranging from 3 to 40 years. Depreciation of investment real estate is included in net investment income on the accompanying consolidated statements of operations. Depreciation and amortization of other assets is included in operating expenses on the accompanying consolidated statements of operations.

   INCOME TAXES

   Pacific Life is taxed as a life insurance company for income tax purposes and is included in the consolidated income tax returns of PMHC. The amount of income tax expense includes an equity tax calculated by a prescribed formula that incorporates a differential earnings rate between stock and mutual life insurance companies. Deferred income taxes are provided for timing differences in the recognition of revenues and expenses for financial reporting and income tax purposes.

   SEPARATE ACCOUNTS

   Separate account assets are recorded at market value and the related liabilities represent segregated contract owner funds maintained in accounts with individual investment objectives. The investment results of separate account assets generally pass through to separate account contract owners.

   ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

   The estimated fair value of financial instruments disclosed in Notes 6 and 7 have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented may not be indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts.

   BUSINESS RISKS

   The Company operates in a business environment which is subject to various risks and uncertainties. Such risks and uncertainties include interest rate risk, credit risk and legal and regulatory changes.

   Interest rate risk is the potential for interest rates to change, which can cause fluctuations in the value of investments. To the extent that fluctuations in interest rates cause the duration of assets and liabilities to differ, the Company may have to sell assets prior to their maturity and realize losses. The Company controls its exposure to this risk by, among other things, asset/liability matching techniques which attempt to match the duration of assets and liabilities and utilization of derivative instruments.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   Credit risk is the risk that issuers of investments owned by the Company may default or that other parties may not be able to pay amounts due to the Company. The Company manages its investments to limit credit risk by diversifying its portfolio among various security types and industry sectors. The credit risk of financial instruments is controlled through credit approvals, limits and monitoring procedures. Real estate and mortgage loan investments are diversified by geographic location and property type. Management believes that significant concentrations of credit risk do not exist.

   The Company is also exposed to credit loss in the event of nonperformance by the counterparties to interest rate swap contracts and other derivative securities. However, the Company does not anticipate nonperformance by the counterparties.

   The Company is subject to various state and Federal regulatory authorities. The potential exists for changes in regulatory initiatives which can result in additional, unanticipated expense to the Company. Existing Federal laws and regulations affect the taxation of life insurance or annuity products and insurance companies. There can be no assurance as to what, if any, future legislation might be enacted, or if enacted, whether such legislation would contain provisions with possible negative effects on the Company's life insurance or annuity products.

   USE OF ESTIMATES

   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   RECLASSIFICATIONS

   Certain prior year amounts have been reclassified to conform to the 1997 financial statement presentation.

2. STATUTORY RESULTS

   The following are reconciliations of statutory capital and surplus and statutory net income for Pacific Life as calculated in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of California, to the amounts reported as stockholder's equity and net income included in the accompanying consolidated financial statements:

                                                          December 31,
                                                          1997      1996
                                                        ------------------
                                                          (In Millions)
         Statutory capital and surplus                  $  944.8  $  815.2
           Deferred policy acquisition costs               730.7     542.0
           Unrealized gain on securities available for
            sale, net                                      575.2     379.2
           Asset valuation reserve                         252.4     209.5
           Deferred income tax                             240.9     174.6
           Subsidiary equity                               108.7      60.7
           Non-admitted assets                              25.2      22.8
           Surplus notes                                  (149.6)   (149.6)
           Insurance and annuity reserves                 (511.5)   (340.4)
           Other                                           (69.5)    (16.8)
                                                        ------------------
         Stockholder's equity as reported herein        $2,147.3  $1,697.2
                                                        ------------------

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. STATUTORY RESULTS (CONTINUED)

                                                    Years Ended December 31,
                                                      1997     1996     1995
                                                    ---------------------------
                                                         (In Millions)
         Statutory net income                       $  121.5  $ 113.1  $  85.1
           Deferred policy acquisition costs           160.4    111.2     76.4
           Deferred income tax                          41.2     70.9     31.5
           Interest maintenance reserve                  7.6      3.8     12.2
           Net realized gain (loss) on trading se-
            curities                                    (5.8)   (11.6)    13.2
           Earnings of subsidiaries                    (40.6)   (33.0)     5.9
           Insurance and annuity reserves             (107.0)   (91.3)   (95.5)
           Other                                        (1.3)     3.5      6.0
                                                    --------------------------
         Net income as reported herein              $  176.0  $ 166.6  $ 134.8
                                                    --------------------------

   RISK-BASED CAPITAL

   Risk-based capital is a method developed by the National Association of Insurance Commissioners ("NAIC") to measure the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. The adequacy of a company's actual capital is measured by comparing it to the risk-based capital as determined by the formulas. Companies below minimum risk-based capital requirements are classified within certain levels, each of which requires specified corrective action. As of December 31, 1997 and 1996, Pacific Life and PM Group exceeded the minimum risk-based capital requirements.

   DIVIDEND RESTRICTIONS

   Dividend payments by Pacific Life to its parent cannot exceed the greater of 10% of statutory capital and surplus as of the preceding year end or the statutory net gain from operations for the previous calendar year, without prior approval from the Insurance Department of the State of California. Based on this limitation and 1997 statutory results, Pacific Life could pay approximately $76.5 million in dividends in 1998 without prior approval.

   Extraordinary dividends to Pacific Life from PM Group are subject to regulatory restrictions and approvals by the Insurance Department of the State of Arizona, PM Group's state of domicile. The maximum amount of ordinary dividends that can be paid by PM Group without restriction cannot exceed the lesser of 10% of surplus as regards policyholders, or the statutory net gain from operations. During 1997, 1996 and 1995, PM Group received approval to pay dividends of $14 million, $25 million and $25 million for the years ended December 31, 1997, 1996 and 1995 of which $8 million, $18 million and $17.2 million, respectively, were considered extraordinary.

   In accordance with the terms of the rehabilitation agreement (Note 4), PCL was precluded from paying any dividends during the rehabilitation period without the prior consent of the Insurance Department of the State of California. No such dividends were paid.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. CLOSED BLOCK


   In connection with the Conversion, an arrangement known as a closed block (the "Closed Block"), was established, for dividend purposes only, for the exclusive benefit of certain individual life insurance policies that have an experience based dividend scale for 1997. The Closed Block is designed to give reasonable assurance to holders of Closed Block policies that policy dividends will not change solely as a result of the Conversion.

   Assets of Pacific Life have been allocated to the Closed Block in an amount that produces cash flows, which, together with anticipated revenues, are expected to be sufficient to support the policies. Pacific Life is not required to support the payment of dividends on these policies from its general funds. The Closed Block will continue in effect until either the last policy is no longer in force, or the dissolution of the Closed Block. Total assets of $316.2 million and total liabilities of $356.0 million for the Closed Block are included in other assets and other liabilities, respectively, in the accompanying consolidated statements of financial condition as of December 31, 1997. The contribution to income from the Closed Block of $5.7 million, consisting of net revenues and expenses generated by the Closed Block is included in other income in the accompanying consolidated statements of operations for the year ended December 31, 1997.

4. REHABILITATION OF FIRST CAPITAL LIFE INSURANCE COMPANY

   On September 30, 1997, PCL completed the rehabilitation of FCL pursuant to a five-year rehabilitation plan approved by the California Superior Court and the Insurance Department of the State of California (the "Rehabilitation Plan"). Under the terms of the Rehabilitation Plan, FCL's insurance policies in force, primarily individual annuities and universal life insurance, were restructured and assumed by PCL on December 31, 1992, pursuant to an assumption reinsurance agreement and asset purchase agreement. On October 30, 1997, PCL was merged into Pacific Life, with Pacific Life as the surviving entity.

5. ACQUISITION OF INSURANCE BLOCK OF BUSINESS

   On June 1, 1997, Pacific Life acquired a block of corporate-owned life insurance ("COLI") policies from Confederation Life Insurance Company (U.S.) in Rehabilitation, which is currently under rehabilitation, which consisted of approximately 38,000 policies having a face amount of insurance of $8.6 billion and reserves of approximately $1.7 billion. The assets received as part of this acquisition amounted to approximately $1.2 billion in cash and approximately $0.4 billion in policy loans. This block is primarily non-leveraged COLI.

   As part of this transaction, an amount equal to the excess of the estimated fair value of the reserves assumed over the estimated fair value of the assets acquired which represents the cost of acquiring the business, amounting to $43.4 million at December 31, 1997, is included in deferred policy acquisition costs in the accompanying consolidated statements of financial condition. Amortization of this asset for the year ended December 31, 1997 was $0.9 million and is included in commission expenses in the accompanying consolidated statements of operations.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. INVESTMENT IN FIXED MATURITY AND EQUITY SECURITIES


   The amortized cost, gross unrealized gains and losses, and estimated fair value of fixed maturity and equity securities are shown below. The estimated fair value of publicly traded securities is based on quoted market prices. For securities not actively traded, estimated fair values were provided by independent pricing services specializing in "matrix pricing" and modeling techniques. The Company also estimates certain fair values based on interest rates, credit quality and average maturity or from securities with comparable trading characteristics.

                                                 Gross Unrealized
                                       Amortized ----------------- Estimated
                                         Cost     Gains    Losses  Fair Value
                                       --------------------------------------
                                                   (In Millions)
    Securities Available for Sale:
    As of December 31, 1997:
    U.S. Treasury securities and
     obligations of U.S. government
     authorities and agencies          $    85.4 $   17.5          $   102.9
    Obligations of states, political
     subdivisions and foreign govern-
     ments                                 730.2     89.4 $    3.0     816.6
    Corporate securities                 7,704.8    594.3     72.7   8,226.4
    Mortgage-backed and asset-backed
     securities                          4,597.7    147.1     15.5   4,729.3
    Redeemable preferred stock             107.8     10.3      2.6     115.5
                                       --------------------------------------
    Total fixed maturity securities    $13,225.9 $  858.6 $   93.8 $13,990.7
                                       --------------------------------------
    Total equity securities            $   231.7 $  123.6 $    8.9 $   346.4
                                       --------------------------------------
    Securities Available for Sale:
    As of December 31, 1996:
    U.S. Treasury securities and
     obligations of U.S. government
     authorities and agencies          $   297.9 $   11.2 $    0.3 $   308.8
    Obligations of states, political
     subdivisions and foreign govern-
     ments                                 638.1     46.2      1.0     683.3
    Corporate securities                 6,848.3    506.3     91.9   7,262.7
    Mortgage-backed and asset-backed
     securities                          3,753.6     98.0     19.4   3,832.2
    Redeemable preferred stock             102.5      6.4      2.1     106.8
                                       --------------------------------------
    Total fixed maturity securities    $11,640.4 $  668.1 $  114.7 $12,193.8
                                       --------------------------------------
    Total equity securities            $   229.6 $   40.8 $    9.6 $   260.8
                                       --------------------------------------

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. INVESTMENT IN FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)


   The amortized cost and estimated fair values of fixed maturity securities as of December 31, 1997, by contractual repayment date of principal, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                      Amortized Estimated
                                                        Cost    Fair Value
                                                    ----------------------
                                                         (In Millions)
         Securities Available for Sale:
         Due in one year or less                      $   969.9 $ 1,075.2
         Due after one year through five years          2,678.4   2,823.1
         Due after five years through ten years         2,810.1   2,939.3
         Due after ten years                            2,169.8   2,423.8
                                                    ----------------------
                                                        8,628.2   9,261.4
         Mortgage-backed and asset-backed securities    4,597.7   4,729.3
                                                    ----------------------
         Total                                        $13,225.9 $13,990.7
                                                    ----------------------

   Proceeds from sales of all securities available for sale during 1997, 1996 and 1995 were $2.2 billion, $2.5 billion and $1.9 billion, respectively. Gross gains of $69.1 million, $89.3 million and $58.0 million and gross losses of $32.9 million, $29.9 million and $32.3 million were realized on those sales during 1997, 1996 and 1995, respectively.

   Major categories of investment income are summarized as follows:

                                    Years Ended December 31,
                                     1997     1996     1995
                                   --------------------------
                                         (In Millions)
        Fixed maturity securities  $  935.1 $  831.6 $  808.1
        Equity securities              12.8     17.8      7.3
        Mortgage loans                129.5    109.4    112.9
        Real estate                    53.6     51.3     43.2
        Policy loans                  137.1    113.0    105.2
        Other                          65.8     71.7     63.2
                                   --------------------------
          Gross investment income   1,333.9  1,194.8  1,139.9
        Investment expense            108.6    107.5    101.5
                                   --------------------------
          Net investment income    $1,225.3 $1,087.3 $1,038.4
                                   --------------------------

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. INVESTMENT IN FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)


   The change in gross unrealized gain (loss) on investments in available for sale and trading securities is as follows:

                                                         December 31,
                                                     1997   1996      1995
                                                    ------------------------
                                                         (In Millions)
        Available for sale and trading securities:
          Fixed maturity                            $222.4 $(169.1) $1,039.3
          Equity                                      85.7     6.5      17.2
                                                    ------------------------
        Total                                       $308.1 $(162.6) $1,056.5
                                                    ------------------------

   As of December 31, 1997 and 1996, investments in fixed maturity securities with a carrying value of $14.4 million and $19.6 million, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

   No investment, aggregated by issuer, exceeded 10% of total equity as of December 31, 1997. The Company has no non-income producing fixed maturity securities, mortgage loans, real estate or other long-term investments as of December 31, 1997.

7. FINANCIAL INSTRUMENTS

   The estimated fair values of the Company's financial instruments are as follows:

                                       December 31, 1997    December 31, 1996
                                      -------------------- --------------------
                                      Carrying  Estimated  Carrying  Estimated
                                       Amount   Fair Value  Amount   Fair Value
                                      -----------------------------------------
                                                    (In Millions)
    Assets:
      Fixed maturity and equity se-
       curities (Note 6)              $14,337.1 $14,337.1  $12,454.6 $12,454.6
      Mortgage loans                    1,922.1   1,990.9    1,477.3   1,533.9
      Policy loans                      3,769.2   3,769.2    3,131.8   3,131.8
      Cash and cash equivalents           110.4     110.4      109.0     109.0
      Derivative financial instru-
       ments:
        Interest rate floors and
         caps, options and swaptions       22.9      22.9       59.3
        Interest rate swap contracts        0.5       0.5        1.0       1.0
        Credit and total return
         swaps                                                   1.1       1.1
        Foreign currency derivatives        4.1       4.1
    Liabilities:
      Guaranteed interest contracts     3,982.0   4,035.7    2,948.3   3,056.1
      Deposit liabilities                 733.5     737.4      799.6     800.6
      Annuity liabilities               1,883.5   1,872.6    2,459.4   2,459.4
      Surplus notes                       149.6     164.7      149.6     157.5
      Derivative financial instru-
       ments:
        Options written                     1.6       1.6        1.5       1.5
        Asset swap contracts               12.6      12.6       12.5      12.5
        Credit and total return
         swaps                              4.0       4.0
        Foreign currency derivatives                             4.3       4.3

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. FINANCIAL INSTRUMENTS (CONTINUED)


   The following methods and assumptions were used to estimate the fair value of these financial instruments as of December 31, 1997 and 1996:

   MORTGAGE LOANS

   The estimated fair value of the mortgage loan portfolio is determined by discounting the estimated future cash flows, using a year-end market rate which is applicable to the yield, credit quality and average maturity of the composite portfolio.

   POLICY LOANS

   The carrying amounts of policy loans are a reasonable estimate of their fair values.

   CASH AND CASH EQUIVALENTS

   The carrying amounts of these items are a reasonable estimate of their fair values.

   DERIVATIVE FINANCIAL INSTRUMENTS

   Derivatives are financial instruments whose value or cash flows are "derived" from another source, such as an underlying security. They can facilitate total return and, when used for hedging, they achieve the lowest cost and most efficient execution of positions. Derivatives can also be used to leverage by using very large notional amounts or by creating formulas that multiply changes in the underlying security. The Company's approach is to avoid highly leveraged or overly complex investments. The Company utilizes certain derivative financial instruments to diversify its business risk and to minimize its exposure to fluctuations in market prices, interest rates or basis risk as well as for facilitating total return. Risk is limited through modeling derivative performance in product portfolios for hedging and setting loss limits in total return portfolios.

   Derivatives used by the Company involve elements of credit risk and market risk in excess of amounts recognized in the accompanying consolidated financial statements. The notional amounts of these instruments reflect the extent of involvement in the various types of financial instruments. The estimated fair values of these instruments are based on quoted market prices, dealer quotations or internal price estimates believed to be comparable to dealer quotations. These amounts estimate what the Company would have to pay or receive if the contracts were terminated. The Company determines, on an individual counterparty basis, the need for collateral or other security to support financial instruments with off-balance sheet counterparty risk.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. FINANCIAL INSTRUMENTS (CONTINUED)

   A reconciliation of the notional or contract amounts and discussion of the various derivative instruments is as follows:

                                    Balance               Terminations Balance
                                   Beginning                  and        End
                                    of Year  Acquisitions  Maturities  of Year
                                   -------------------------------------------
                                                  (In Millions)
    December 31, 1997:
      Interest rate floors and
       caps, options and
       swaptions                   $4,538.2    $1,644.2     $3,452.4   $2,730.0
      Interest rate swap con-
       tracts                         988.3     1,356.0        318.2    2,026.1
      Asset swap contracts             30.0        47.4         10.0       67.4
      Credit and total return
       swaps                          356.5        98.9        166.9      288.5
      Financial futures contracts     609.2     3,930.6      4,325.7      214.1
      Foreign currency deriva-
       tives                           41.4       217.0         51.4      207.0
    December 31, 1996:
      Interest rate floors and
       caps, options and
       swaptions                    1,834.6     3,075.0        371.4    4,538.2
      Interest rate swap con-
       tracts                         619.6       620.9        252.2      988.3
      Asset swap contracts             20.0        15.3          5.3       30.0
      Credit and total return
       swaps                          146.1       307.2         96.8      356.5
      Financial futures contracts     310.1     3,358.9      3,059.8      609.2
      Foreign currency deriva-
       tives                           15.4        43.1         17.1       41.4

   Interest Rate Floors and Caps, Options and Swaptions


   The Company uses interest rate floors and caps, options and swaptions to hedge against fluctuations in interest rates and in its total return portfolios. Interest rate floor agreements entitle the Company to receive the differential, if below, between the specified rate and the current value of the underlying index. Interest rate cap agreements entitle the Company to receive the differential, if above, between the specified rate and the current value of the underlying index. Options purchased involve the right, but not the obligation, to purchase the underlying securities at a specified price during a given time period. Swaptions are options to enter into a swap transaction at a specified price. The Company uses written covered call options on a limited basis. Gains and losses on covered calls are offset by gains and losses on the underlying position. Options and floors are reported as assets and options written are reported as liabilities in the consolidated statements of financial condition. Cash requirements for these instruments are generally limited to the premium paid by the Company at acquisition. The purchase premium of these instruments is amortized on a constant effective yield basis and included as a component of net investment income over the term of the agreement. Interest rate floors and caps, options and swaptions mature during fiscal years 1998 through 2007.

   Interest Rate Swap Contracts


   The Company uses interest rate swaps to manage interest rate risk. The interest rate swap agreements generally involve the exchange of fixed and floating rate interest payments or the exchange of floating to floating interest payments tied to different indexes. Generally, no premium is paid to enter into the contract and no principal payments are made by either party. The amounts to be received or paid pursuant to these agreements are accrued and recognized through an adjustment to net investment income in the accompanying consolidated statements of operations over the life of the agreements. The interest rate swap contracts mature during fiscal years 1998 through 2021.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. FINANCIAL INSTRUMENTS (CONTINUED)


   Asset Swap Contracts


   The Company uses asset swap contracts to manage interest rate and equity risk to better match portfolio duration to liabilities. Asset swap contracts involve the exchange of upside equity potential for preferred cash flow streams. The amounts to be received or paid pursuant to these agreements are accrued and recognized through an adjustment to net investment income in the accompanying consolidated statements of operations over the life of the agreements. The asset swap contracts mature during fiscal years 1998 through 2003.

   Credit and Total Return Swaps


   The Company uses credit and total return swaps to take advantage of market opportunities. Credit swaps involve the receipt of floating or fixed rate payments in exchange for assuming potential credit losses of an underlying security. Total return swaps involve the exchange of floating rate payments for the total return performance of a specified index or market. The amounts to be received or paid pursuant to these agreements are accrued and recognized through an adjustment to net investment income in the accompanying consolidated statements of operations over the life of the agreements. Credit and total return swaps mature during fiscal years 1998 through 2013.

   Financial Futures Contracts


   The Company uses exchange-traded financial futures contracts to hedge cash flow timing differences between assets and liabilities and overall portfolio duration. Assets and liabilities are rarely acquired or sold at the same time, which creates a need to hedge their change in value during the unmatched period. In addition, foreign currency futures may be used to hedge foreign currency risk on non-U.S. dollar denominated securities. Financial futures contracts obligate the holder to buy or sell the underlying financial instrument at a specified future date for a set price and may be settled in cash or delivery of the financial instrument. Price changes on futures are settled daily through the daily margin cash flows. The notional amounts of the contracts do not represent future cash requirements, as the Company intends to close out open positions prior to expiration.

   Foreign Currency Derivatives


   The Company enters into foreign exchange forward contracts and swaps to hedge against fluctuations in foreign currency exposure. Foreign currency derivatives involve the exchange of foreign currency denominated payments for U.S. dollar denominated payments. Gains and losses on foreign exchange forward contracts offset currency gains and losses on the related assets. The amounts to be received or paid under the foreign currency swaps are accrued and recognized through an adjustment to net investment income in the accompanying consolidated statements of operations over the life of the agreements. Foreign currency derivatives expire during fiscal years 1998 through 2011.

   GUARANTEED INTEREST CONTRACTS AND DEPOSIT LIABILITIES

   The estimated fair values of fixed maturity guaranteed interest contracts are estimated using the rates currently offered for deposits of similar remaining maturities. The estimated fair value of deposit liabilities with no defined maturities is the amount payable on demand.

   ANNUITY LIABILITIES

   The estimated fair value of annuity liabilities approximates carrying value and primarily includes policyholder deposits and accumulated credited interest.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. FINANCIAL INSTRUMENTS (CONTINUED)

   SURPLUS NOTES

   The estimated fair value of surplus notes is based on market quotes.

   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

   Pacific Life has issued certain contracts to plan sponsors totaling $1.6 billion as of December 31, 1997, pursuant to the terms of which the plan sponsor retains direct ownership and control of the assets related to these contracts. Pacific Life agrees to provide benefit responsiveness in the event that plan benefit requests exceed plan cash flows. In return for this guarantee, Pacific Life receives a fee which varies by contract. Pacific Life sets the investment guidelines to provide for appropriate credit quality and cash flow matching.

8. UNIVERSAL LIFE, ANNUITY AND OTHER INVESTMENT CONTRACT DEPOSITS

   Detail of universal life, annuity and other investment contract deposit liabilities follows:

                                                 December 31,
                                                1997      1996
                                              -------------------
                                                 (In Millions)
          Universal life                      $10,012.0 $ 7,562.5
          Annuity                               1,817.4   2,459.3
          Other investment contract deposits    4,815.1   3,855.6
                                              -------------------
                                              $16,644.5 $13,877.4
                                              -------------------

   Detail of universal life, annuity and other investment contract deposits policy fees and interest credited net of reinsurance ceded follows:

                                            Years Ended December 31,
                                             1997     1996     1995
                                           --------------------------
                                                 (In Millions)
          Policy fees
            Universal life                 $  377.5 $  318.4 $  292.6
            Annuity                            50.3     26.6     12.8
            Other investment contract de-
             posits                             3.4      3.6      3.6
                                           --------------------------
          Total policy fees                $  431.2 $  348.6 $  309.0
                                           --------------------------
          Interest credited
            Universal life                 $  368.2 $  284.3 $  267.3
            Annuity                           116.8    138.7    137.5
            Other investment contract de-
             posits                           312.8    242.0    270.4
                                           --------------------------
          Total interest credited          $  797.8 $  665.0 $  675.2
                                           --------------------------

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. SHORT-TERM AND LONG-TERM DEBT


   Pacific Life borrows for short-term needs by issuing commercial paper. There was no commercial paper debt outstanding as of December 31, 1997 and 1996. Pacific Life had a revolving credit facility available of $350 million and $250 million as of December 31, 1997 and 1996, respectively. There was no debt outstanding under the revolving credit facility as of December 31, 1997 and 1996.

   The borrowing limit for PAM as of December 31, 1997 and 1996 was $200 million and $150 million, respectively. The interest rate averaged 5.8%, 5.6% and 6.1% for the years ended December 31, 1997, 1996 and 1995, respectively. The balance outstanding as of December 31, 1997 and 1996 totaled $104 million and $95.5 million, respectively. Outstanding debt is due and payable in 1998 and subject to renewal.

   During 1992, a wholly-owned subsidiary of Pacific Life entered into a credit agreement with a group of banks for borrowings of $45 million. Proceeds of this note were paid to PCL in connection with the issuance of a certificate of contribution by PCL (Note 4). On December 31, 1996, the applicable interest rate was 6.2%. The outstanding balance of $25 million was prepaid per the terms of the agreement on January 27, 1997.

   Pacific Life has $150 million of long-term debt which consists of surplus notes outstanding at an interest rate of 7.9% maturing on December 30, 2023. Interest is payable semiannually on June 30 and December 30. The surplus notes may not be redeemed at the option of Pacific Life or any holder of the surplus notes. The surplus notes are unsecured and subordinated to all present and future senior indebtedness and policy claims of Pacific Life. Each payment of interest on and the payment of principal of the surplus notes may be made only with the prior approval of the Insurance Commissioner of the State of California. Interest expense amounted to $11.8 million for each of the years ended December 31, 1997, 1996 and 1995 and is included in net investment income in the accompanying consolidated statements of operations.

10. INCOME TAXES

   As required by SFAS No. 109, "Accounting for Income Taxes", the Company accounts for income taxes using the liability method. Under SFAS No. 109, the deferred tax consequences of changes in tax rates or laws must be computed on the amounts of temporary differences and carryforwards existing at the date a new law is enacted. Recording the effects of the change involves adjusting deferred tax liabilities and assets with a corresponding charge or credit recognized in the provision for income taxes. The objective is to measure a deferred tax liability or asset using the enacted tax rates and laws expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized.

   The provision for income taxes is as follows:

                  Years Ended December 31,
                   1997      1996      1995
                 ----------------------------
                       (In Millions)
       Current   $  127.9  $  163.5  $  116.4
       Deferred     (14.4)    (49.8)    (30.3)
                 ----------------------------
                 $  113.5  $  113.7  $   86.1
                 ----------------------------

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAXES (CONTINUED)


   The sources of the Company's provision for deferred taxes are as follows:

                                            Years Ended December 31,
                                             1997      1996      1995
                                           ----------------------------
                                                 (In Millions)
        Reserves                           $   20.1    $(28.5)   $(28.7)
        Investment valuation                    3.9      (7.3)      8.1
        Deferred policy acquisition costs     (18.0)      2.1      (6.0)
        Other                                 (20.4)    (16.1)     (3.7)
                                           ----------------------------
                                             $(14.4)   $(49.8)   $(30.3)
                                           ----------------------------

   A reconciliation of the provision for income taxes based on the prevailing corporate tax rate to the provision reflected in the consolidated financial statements is as follows:

                                               Years Ended December 31,
                                                 1997      1996     1995
                                               ----------------------------
                                                     (In Millions)
        Income taxes at the statutory rate     $  101.3  $   98.1  $  77.3
        Equity tax                                  5.0      16.3
        Amortization of intangibles on equity
         method investments                         7.6       6.5      6.5
        Non-taxable investment income              (2.6)     (2.1)    (2.1)
        Other                                       2.2      (5.1)     4.4
                                               ---------------------------
                                               $  113.5  $  113.7  $  86.1
                                               ---------------------------

   The net deferred tax asset (liability) included in other assets on the accompanying consolidated statements of financial condition was comprised of the tax effects of the following temporary differences:

                                                           December 31,
                                                           1997     1996
                                                          ----------------
                                                           (In Millions)
        Reserves                                          $ 224.8  $ 244.9
        Deferred compensation                                25.9     27.6
        Investment valuation                                 20.1     24.0
        Postretirement benefits                               9.3      9.8
        Dividends                                             7.7      9.6
        Depreciation                                         (2.5)    (9.8)
        Deferred policy acquisition costs                   (25.9)   (43.9)
        Other                                                41.0     23.8
                                                          ----------------
        Deferred taxes from operations                      300.4    286.0
        Issuance of partnership units by affiliate          (47.9)
        Unrealized gain on securities available for sale   (307.8)  (204.5)
                                                          ----------------
        Net deferred tax asset (liability)                $ (55.3) $  81.5
                                                          ----------------

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. REINSURANCE


   The Company accounts for reinsurance transactions utilizing SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration And Long-Duration Contracts". SFAS No. 113 establishes the conditions required for a contract with a reinsurer to be accounted for as reinsurance and prescribes accounting and reporting standards for those contracts. Amounts receivable from reinsurers for reinsurance on future policy benefits, universal life deposits, and unpaid losses is reported as an asset and included in other assets on the accompanying consolidated statements of financial condition.

   The Company has reinsurance agreements with other insurance companies for the purpose of diversifying risk and limiting exposure on larger risks or, in the case of a producer-owned reinsurance company, to diversify risk and retain top producing agents. All assets associated with reinsured business remain with, and under the control of the Company. Approximate amounts recoverable (payable) from (to) reinsurers include the following amounts:

                                         December 31,
                                          1997    1996
                                         --------------
                                         (In Millions)
      Reinsured universal life deposits  $(39.6) $(35.9)
      Future policy benefits               92.2    90.0
      Unpaid claims                        14.0     4.6
      Paid claims                          10.2     8.4

   As of December 31, 1997, 72% of the reinsurance recoverables were from one reinsurer, of which 100% is secured by payables to the reinsurer. To the extent that the assuming companies become unable to meet their obligations under these agreements, the Company remains contingently liable. The Company does not anticipate nonperformance by the assuming companies.

   Revenues and benefits are shown net of the following reinsurance transactions:

                                                      Years Ended December 31,
                                                       1997     1996     1995
                                                     --------------------------
                                                           (In Millions)
      Ceded reinsurance netted against insurance
       premiums                                      $   70.7 $   44.3 $   29.2
      Assumed reinsurance included in insurance
       premiums                                          18.1     17.8     15.6
      Ceded reinsurance netted against policy fees       77.5     71.0     66.5
      Ceded reinsurance netted against net invest-
       ment income                                      204.9    192.5    176.6
      Ceded reinsurance netted against interest
       credited                                         165.8    155.2    140.0
      Ceded reinsurance netted against policy bene-
       fits                                              93.4     56.7     51.4
      Assumed reinsurance included in policy bene-
       fits                                              12.7      9.9     14.5

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. SEGMENT INFORMATION


   The operations of the Company have been classified into four business segments as follows: Individual Life Insurance and Annuities, Pensions, Group Employee Benefits and Corporate and Other. These segments are based on the organization of the Company and are generally distinguished by the products offered. The Corporate and Other segment generally includes the assets and operations that do not support the other segments such as certain non-life insurance related subsidiary operations. Depreciation expense and capital expenditures are not material and have not been reported. Revenues, income before income taxes and assets by segment are as follows:

                                                    Years Ended December 31,
                                                     1997      1996     1995
                                                   ---------------------------
                                                         (In Millions)
        Revenues:
          Individual Life Insurance and Annuities  $1,137.7  $  964.0 $  927.0
          Pensions                                    584.0     507.3    513.9
          Group Employee Benefits                     507.5     456.0    419.3
          Corporate and Other                         345.2     220.7    159.5
                                                   ---------------------------
        Total                                      $2,574.4  $2,148.0 $2,019.7
                                                   ---------------------------
        Income before provision for income taxes:
          Individual Life Insurance and Annuities  $  164.0  $   93.9 $  102.3
          Pensions                                     98.3      80.7     53.3
          Group Employee Benefits                      28.8      26.5     25.2
          Corporate and Other                          (1.6)     79.2     40.1
                                                   ---------------------------
        Total                                      $  289.5  $  280.3 $  220.9
                                                   ---------------------------

                                                      December 31,
                                                     1997      1996
                                                   -------------------
                                                      (In Millions)
        Assets:
          Individual Life Insurance and Annuities  $19,969.2 $15,484.4
          Pensions                                  12,653.6  10,514.8
          Group Employee Benefits                      368.6     344.4
          Corporate and Other                        1,017.4     721.7
                                                   -------------------
        Total                                      $34,008.8 $27,065.3
                                                   -------------------

13. PENSION PLANS, POSTRETIREMENT BENEFITS AND OTHER PLANS

   PENSION PLANS

   Pacific Life has defined benefit pension plans which cover all eligible employees who have one year of continuous employment and have attained age
   21. The full-benefit vesting period for all participants is five years.

   Benefits for employees are based on years of service and the highest five consecutive years of compensation during the last ten years of employment. Pacific Life's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as may be determined appropriate. Contributions are intended to provide

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. PENSION PLANS, POSTRETIREMENT BENEFITS AND OTHER PLANS (CONTINUED)

   not only for benefits attributed to employment to date but also for those expected to be earned in the future. All such contributions are made to a tax-exempt trust. Plan assets consist primarily of group annuity contracts issued by Pacific Life, as well as participating units of a real estate trust and mutual funds managed by an indirect subsidiary of Pacific Life.

   Components of net periodic pension cost are as follows:

                                                   Years Ended December 31,
                                                    1997      1996      1995
                                                  ----------------------------
                                                        (In Millions)
        Service cost - benefits earned during
         the year                                 $    3.6  $    3.7  $    2.8
        Interest cost on projected benefit obli-
         gation                                       10.4       9.8       9.3
        Actual return on plan assets                 (33.1)    (21.7)    (25.0)
        Amortization of net obligations and
         prior service cost                           18.9       9.1      14.0
                                                  ----------------------------
        Net periodic pension cost                 $   (0.2) $    0.9  $    1.1
                                                  ----------------------------

   The following table sets forth the pension plan's funded status and amounts recognized on Pacific Life's consolidated statements of financial condition:

                                                             December 31,
                                                             1997     1996
                                                            ----------------
                                                             (In Millions)
        Actuarial present value of benefit obligation:
          Vested benefits                                   $ 137.1  $ 121.2
          Nonvested benefits                                    1.2      1.2
                                                            ----------------
        Accumulated benefit obligation                        138.3    122.4
        Effect of projected future compensation increases      19.6     18.5
                                                            ----------------
        Projected benefit obligation                          157.9    140.9
        Plan assets at fair value                            (180.3)  (154.2)
                                                            ----------------
        Plan assets in excess of projected benefit obliga-
         tion                                                 (22.4)   (13.3)
        Unrecognized net gain                                  14.7      3.6
        Unrecognized transition asset                           4.8      6.0
        Unrecognized prior service cost                         1.2      2.2
                                                            ----------------
        Prepaid pension cost                                $  (1.7) $  (1.5)
                                                            ----------------

   In determining the actuarial present value of the projected benefit obligation as of December 31, 1997 and 1996, the weighted average discount rate used was 7.0% and 7.5%, respectively, and the rate of increase in future compensation levels was 5.5% and 6.0%, respectively. The expected long-term rate of return on plan assets was 8.5% in 1997 and 1996.

   In connection with the merger of PCL into Pacific Life as discussed in
   Note 4, Pacific Life assumed sponsorship of PCL's defined benefit pension plan. This pension plan provides for retirement income benefits at age 65 with reduced benefits for early retirement. Effective December 31, 1997, PCL's defined benefit plan merged into Pacific Life's plan. All benefits associated with PCL's plan remain unchanged subsequent to the merger.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. PENSION PLANS, POSTRETIREMENT BENEFITS AND OTHER PLANS (CONTINUED)


   POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE PLANS

   Pacific Life sponsors a defined benefit health care plan and a defined benefit life insurance plan (the "Plans") that provide postretirement benefits for all eligible retirees and their dependents. Generally, qualified employees may become eligible for these benefits if they reach normal retirement age, have been covered under Pacific Life's policy as an active employee for a minimum continuous period prior to the date retired, and have an employment date before January 1, 1990. The Plans contain cost-sharing features such as deductibles and coinsurance, and require retirees to make contributions which can be adjusted annually. Pacific Life's commitment to qualified employees who retire after April 1, 1994 is limited to specific dollar amounts. Pacific Life reserves the right to modify or terminate the Plans at any time. As in the past, the general policy is to fund these benefits on a pay-as-you-go basis. The amount of benefits paid under the programs during 1997, 1996 and 1995 was approximately $1.5 million, $1.6 million and $1.7 million, respectively.

   Components of net periodic postretirement benefit cost are as follows:

                                                   Years Ended December 31,
                                                    1997      1996      1995
                                                  ----------------------------
                                                        (In Millions)
        Service cost                                 $ 0.1     $ 0.2     $ 0.2
        Interest cost                                  1.4       1.5       1.9
        Amortization                                  (0.7)     (0.3)     (0.3)
                                                  ----------------------------
        Net periodic postretirement benefit cost     $ 0.8     $ 1.4     $ 1.8
                                                  ----------------------------

   The following table sets forth the Plans' funded status and amounts recorded in other liabilities on the accompanying consolidated statements of financial condition:

                                                        December 31,
                                                         1997   1996
                                                        -------------
                                                        (In Millions)
        Accumulated postretirement obligation:
          Retirees                                       $17.6  $17.3
          Fully eligible active Plan participants          1.4    2.0
          Other active Plan participants                   1.1    2.5
                                                        -------------
        Total accumulated postretirement obligation       20.1   21.8
        Fair value of Plan assets                           --     --
                                                        -------------
        Unfunded accumulated postretirement obligation    20.1   21.8
        Unrecognized net gain                              3.2    3.7
        Prior service cost                                 2.7    1.3
                                                        -------------
        Accrued postretirement benefit liability         $26.0  $26.8
                                                        -------------

   The assumed health care cost trend rate used in measuring the accumulated benefit obligation was 9% for 1997 and 1996 and is assumed to decrease gradually to 4% in 2003 and remain at that level thereafter. The amount reported is materially effected by the health care cost trend rate assumptions. If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 31, 1997 and 1996 would be increased by 8.5% and 11.5%, respectively. The effect of this change would increase the

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. PENSION PLANS, POSTRETIREMENT BENEFITS AND OTHER PLANS (CONTINUED)

   aggregate of the service and interest cost components of the net periodic benefit cost by 7.7%, 12.3% and 11.4% for 1997, 1996 and 1995, respectively.

   The discount rate used in determining the accumulated postretirement benefit obligation is 7.0% and 7.5% for 1997 and 1996, respectively.

   OTHER PLANS

   Pacific Life provides a voluntary Retirement Incentive Savings Plan ("RISP") pursuant to Section 401(k) of the Internal Revenue Code covering all eligible employees of the Company. Effective October 1, 1997, Pacific Life's RISP changed the matching percentage of each employee's contributions from 50% to 75%, up to a maximum of six percent of eligible employee compensation and restricted the matched investment to an Employee Stock Ownership Plan ("ESOP") sponsored by Pacific LifeCorp. The ESOP was formed at the time of the Conversion and is currently only available to the participants of the RISP in the form of matching contributions.

   Pacific Life also has a deferred compensation plan which permits certain employees to defer portions of their compensation and earn a guaranteed interest rate on the deferred amounts. The interest rate is determined annually and is guaranteed for one year. The compensation which has been deferred has been accrued and the primary expense, other than compensation, related to this plan is interest on the deferred amounts.

   The Company also has performance based incentive compensation plans for its employees.

14. TRANSACTIONS WITH AFFILIATES

   Pacific Life serves as the investment advisor for the Pacific Select Fund, the investment vehicle provided to the Company's variable life and variable annuity contractholders. Pacific Life charges fees based upon the net asset value of the portfolios of the Pacific Select Fund, which amounted to $27.5 million, $14.3 million and $6.5 million for the years ended December 31, 1997, 1996 and 1995, respectively. In addition, Pacific Life entered into an agreement with the Pacific Select Fund on October 1, 1995, to provide certain support services for an administration fee which is based on an allocation of actual costs. Such administration fees amounted to $165,000, $108,000 and $28,550 for the years ended December 31, 1997, 1996 and 1995, respectively.

   PIMCO Advisors provides investment advisory services to the Company for which the fees amounted to $11.4 million, $6.2 million and $5.0 million for the years ended December 31, 1997, 1996 and 1995, respectively. Included in equity securities on the accompanying consolidated statements of financial condition are investments in mutual funds and other investments managed by PIMCO Advisors which amounted to $46.5 million and $90.8 million as of December 31, 1997 and 1996, respectively.

   Pacific Life provides certain support services to PIMCO Advisors. Charges for these services are based on an allocation of actual costs and amounted to $1.2 million, $1.4 million and $1.9 million for the years ended December 31, 1997, 1996 and 1995, respectively.

15. TERMINATION AND NON-COMPETITION AGREEMENTS

   Effective November 15, 1994, in connection with the PIMCO Advisors transaction (Note 1), termination and non-competition agreements were entered into with certain former key employees of PAM's subsidiaries. These agreements provide terms and conditions for the allocation of future proceeds received from distributions and sales of certain PIMCO Advisors units and other noncompete payments. When the amount of future obligations to be made to a key employee is determinable, a liability for such amount is established.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. TERMINATION AND NON-COMPETITION AGREEMENTS (CONTINUED)


   For the years ended December 31, 1997, 1996 and 1995, approximately $85.8 million, $35.3 million and $28.6 million, respectively, is included in operating expenses in the consolidated statements of operations related to the termination and non-competition agreements. This includes payments of $43.1 million in 1997 to former key employees who elected to sell to PAM's subsidiaries their rights to the future proceeds from the PIMCO Advisors units.

16. INVESTMENT COMMITMENTS

   The Company has outstanding commitments to make investments primarily in mortgage loans, limited partnerships and other investments as follows (In Millions):

          Years Ending December 31:
          -------------------------
           1998                      $245.4
           1999-2002                  131.8
           2003 and thereafter         16.6
                                     ------
          Total                      $393.8
                                     ------

17. LITIGATION

   The Company has been named in civil litigation proceedings which appear to be substantially similar to other litigation brought against many life insurers alleging misconduct in the sale of products. These matters are sometimes referred to as market conduct litigation. The litigation against the Company purports to include all persons in the United States who purchased life insurance and annuity products from the Company during the period from 1982 to present. The Company has retained national and local counsel experienced in the handling of similar matters for other life insurers. Informal discovery has commenced in these matters. At this time, it is not feasible to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome in such actions.

   Further, the Company is a respondent in a number of other legal proceedings, some of which involve allegations for extra-contractual damages.

   In the opinion of management, the outcome of the foregoing proceedings is not likely to have a material adverse effect on the consolidated financial position or results of operations of the Company.
   ---------------------------------------------------------------------------

              PACIFIC LIFE INSURANCE COMPANY AND SUBSIDIARIES

                UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                 AS OF JUNE 30, 1998 AND DECEMBER 31, 1997

            AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1997

                Pacific Life Insurance Company and Subsidiaries

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                       June 30,
                                                         1998     December 31,
                                                      (Unaudited)     1997
------------------------------------------------------------------------------
                                                           (In Millions)
ASSETS
Investments:
  Securities available for sale at fair value:
    Fixed maturity securities                          $13,790.4   $13,990.7
    Equity securities                                      359.6       346.4
  Mortgage loans                                         2,594.3     1,922.1
  Real estate                                              184.5       192.1
  Policy loans                                           3,709.9     3,769.2
  Short-term investments                                   134.9        83.8
  Other investments                                        462.5       380.2
------------------------------------------------------------------------------
TOTAL INVESTMENTS                                       21,236.1    20,684.5
Cash and cash equivalents                                  101.1       110.4
Deferred policy acquisition costs                          781.4       716.9
Accrued investment income                                  266.4       255.4
Other assets                                               638.9       636.5
Separate account assets                                 13,814.0    11,605.1
------------------------------------------------------------------------------
TOTAL ASSETS                                           $36,837.9   $34,008.8
------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Universal life, annuity and other investment con-
   tract deposits                                      $17,076.5   $16,644.5
  Future policy benefits                                 2,163.2     2,133.8
  Short-term and long-term debt                            447.6       253.6
  Other liabilities                                      1,043.7     1,224.5
  Separate account liabilities                          13,814.0    11,605.1
------------------------------------------------------------------------------
Total Liabilities                                       34,545.0    31,861.5
------------------------------------------------------------------------------
Commitments and contingencies
Stockholder's Equity:
  Common Stock - $50 par value; 600,000 shares autho-
   rized, issued and outstanding                            30.0        30.0
  Paid-in capital                                          120.1       120.1
  Retained earnings                                      1,566.4     1,422.0
  Accumulated other comprehensive income:
    Unrealized gain on securities available for sale,
     net                                                   576.4       575.2
------------------------------------------------------------------------------
Total Stockholder's Equity                               2,292.9     2,147.3
------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY             $36,837.9   $34,008.8
------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

                Pacific Life Insurance Company and Subsidiaries

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                (Unaudited)

                                                            Six Months Ended
                                                                June 30,
                                                              1998     1997
-----------------------------------------------------------------------------
                                                              (In Millions)
REVENUES
Insurance premiums                                          $  261.6 $  255.6
Policy fees from universal life, annuity and other invest-
 ment contract deposits                                        262.1    200.1
Net investment income                                          641.2    587.5
Net realized capital gains                                      73.5     51.9
Commission revenue                                             110.3     59.7
Other income                                                    95.1     73.6
-----------------------------------------------------------------------------
TOTAL REVENUES                                               1,443.8  1,228.4
-----------------------------------------------------------------------------

BENEFITS AND EXPENSES
Interest credited to universal life, annuity and other in-
 vestment contract deposits                                    426.9    371.5
Policy benefits paid or provided                               352.8    351.4
Commission expenses                                            196.6    144.3
Operating expenses                                             234.1    173.3
-----------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                                  1,210.4  1,040.5
-----------------------------------------------------------------------------

INCOME BEFORE PROVISION FOR INCOME TAXES                       233.4    187.9
Provision for income taxes                                      89.0     82.4
-----------------------------------------------------------------------------

NET INCOME                                                  $  144.4 $  105.5
-----------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

                Pacific Life Insurance Company and Subsidiaries

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                                          Accumulated
                         Common Stock                        Other
                         ------------- Paid-in Retained  Comprehensive
                         Shares Amount Capital Earnings     Income      Total
--------------------------------------------------------------------------------
                                             (In Millions)
BALANCES,
 JANUARY 1, 1997                               $1,318.0     $379.2     $1,697.2
Comprehensive income:
  Net income                                      176.0                   176.0
  Change in unrealized
   gain on securities
   available for sale,
   net                                                       196.0        196.0
                                                                       --------
Total comprehensive
 income                                                                   372.0
Issuance of partnership
 units by affiliate                    $ 85.1                              85.1
Initial member
 capitalization of
 Pacific Mutual Holding
 Company                                           (2.0)                   (2.0)
Issuance of common
 stock                    0.6   $30.0    35.0     (65.0)                     --
Dividend paid to parent                            (5.0)                   (5.0)
--------------------------------------------------------------------------------
BALANCES,
 DECEMBER 31, 1997        0.6    30.0   120.1   1,422.0      575.2      2,147.3
Comprehensive income:
  Net income                                      144.4                   144.4
  Change in unrealized
   gain on securities
   available for sale,
   net                                                         1.2          1.2
                                                                       --------
Total comprehensive
 income                                                                   145.6
--------------------------------------------------------------------------------
BALANCES (UNAUDITED),
 JUNE 30, 1998            0.6   $30.0  $120.1  $1,566.4     $576.4     $2,292.9
--------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

                Pacific Life Insurance Company and Subsidiaries

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                           Six Months Ended
                                                               June 30,
                                                            1998       1997
-------------------------------------------------------------------------------
                                                             (In Millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                $   144.4  $   105.5
Adjustments to reconcile net income to net cash provided
 by operating activities:
  Amortization of fixed maturities                            (21.8)      (6.0)
  Depreciation and other amortization                           4.5       20.0
  Deferred income taxes                                       (18.3)     (17.4)
  Net realized capital gains                                  (73.5)     (51.9)
  Net change in deferred policy acquisition costs             (64.5)     (68.7)
  Interest credited to universal life, annuity and other
   investment contract deposits                               426.9      371.5
Change in accrued investment income                           (11.0)     (70.7)
Change in future policy benefits                               29.4       84.9
Change in other assets and liabilities                        (79.6)       5.3
-------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                     336.5      372.5
-------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Securities available for sale:
  Purchases                                                (2,602.9)  (4,054.3)
  Sales                                                     1,539.0    1,256.4
  Maturities and repayments                                 1,366.1    1,002.1
Repayments of mortgage loans                                  106.6       96.7
Proceeds from sales of mortgage loans and real estate          31.3       33.1
Purchases of mortgage loans and real estate                  (815.6)    (301.1)
Distributions from partnerships                                53.2       41.5
Change in policy loans                                         59.3     (469.6)
Change in short-term investments                              (51.1)    (101.9)
Other investing activity, net                                (149.5)     (20.2)
-------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                        (463.6)  (2,517.3)
-------------------------------------------------------------------------------

(Continued)

See Notes to Consolidated Financial Statements

                Pacific Life Insurance Company and Subsidiaries

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                   Six Months Ended
                                                       June 30,
(Continued)                                         1998       1997
----------------------------------------------------------------------
                                                    (In Millions)
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account balances:
  Deposits                                        $ 1,991.7  $2,942.9
  Withdrawals                                      (2,067.9)   (718.8)
Net change in short-term debt                         194.0     226.3
Repayment of long-term debt                                     (25.0)
----------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES             117.8   2,425.4
----------------------------------------------------------------------

Net change in cash and cash equivalents                (9.3)    280.6
Cash and cash equivalents, beginning of period        110.4     109.0
----------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD          $   101.1  $  389.6
----------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid                                 $    55.8  $   85.7
Interest paid                                     $    13.2  $   10.9
----------------------------------------------------------------------

See Notes to Consolidated Financial Statements

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

1. CONVERSION TO MUTUAL HOLDING COMPANY STRUCTURE

   Pursuant to consent received from the Insurance Department of the State of California, Pacific Mutual Life Insurance Company ("Pacific Mutual") implemented a plan of conversion to form a mutual holding company structure (the "Conversion") on September 1, 1997. The Conversion created Pacific LifeCorp, an intermediate stock holding company and Pacific Mutual Holding Company ("PMHC"), a mutual holding company. Pacific Mutual was converted to a stock life insurance company and renamed Pacific Life Insurance Company ("Pacific Life"). Under their respective charters, PMHC must always own at least 51% of the outstanding voting stock of Pacific LifeCorp, and Pacific LifeCorp must always own 100% of the voting stock of Pacific Life. PMHC's members, as defined in the PMHC Bylaws, have certain membership interests in PMHC, consisting principally of the right to vote on the election of the Board of Directors of PMHC and on other matters, and certain rights upon liquidation or dissolution of PMHC.

   As a result of the Conversion, $65 million of retained earnings was allocated for the issuance of 600,000 shares of common stock with a par value totaling $30 million and $35 million was allocated to paid-in capital.

2. BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

   The information set forth in the consolidated statements of financial condition and stockholder's equity as of June 30, 1998 and the consolidated statements of operations and cash flows for the six months ended June 30, 1998 and 1997 is unaudited. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The information reflects all adjustments, consisting only of normal recurring adjustments, that, in the opinion of management, are necessary to present fairly the financial position and results of operations of Pacific Life Insurance Company and subsidiaries (the "Company") for the periods indicated. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full year. It is suggested that these unaudited financial statements be read in conjunction with the audited financial statements for the years ended December 31, 1997 and 1996.

   The accompanying consolidated financial statements of the Company include the accounts of Pacific Life and its wholly-owned insurance subsidiaries, PM Group Life Insurance Company and World-Wide Holdings Limited, and its noninsurance subsidiaries, Pacific Asset Management LLC ("PAM"), Pacific Mutual Distributors, Inc., Pacific Mutual Realty Finance, Inc. and Pacific Mezzanine Associates, L.L.C. All significant intercompany transactions and balances have been eliminated.

   PAM was initially capitalized on December 31, 1997, when Pacific Life completed a subsidiary restructuring in which all the assets and liabilities of Pacific Financial Asset Management Corporation ("PFAMCo") were contributed into this newly formed limited liability company. PFAMCo was then merged into Pacific Life. On October 30, 1997, Pacific Corinthian Life Insurance Company ("PCL"--Note 4), a wholly-owned insurance subsidiary, was merged into Pacific Life, with Pacific Life as the surviving entity.

   In December 1997, PIMCO Advisors L.P. ("PIMCO Advisors"), an investment management and advisory affiliate, completed a transaction in which it acquired the assets of Oppenheimer Capital, L.P., including its interest in Oppenheimer Capital, by issuing approximately 33 million PIMCO Advisors General and Limited Partner units. In connection with this transaction, the Company increased its investment in PIMCO Advisors to reflect the excess of the Company's pro rata share of PIMCO Advisors partners' capital subsequent to this transaction over the carrying value of the Company's investment in PIMCO Advisors. The net result of this transaction was to directly increase stockholder's equity by $85.1 million. The Company's beneficial ownership in PIMCO Advisors was approximately 42% prior to this transaction and is approximately 30% as of June 30, 1998. Deferred taxes as a result of this transaction have been established on the accompanying consolidated

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

2. BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION (CONTINUED)

   financial statements. This investment, which is included in other investments on the accompanying consolidated statements of financial condition, is accounted for using the equity method.

   ACCOUNTING PRONOUNCEMENT ADOPTED

   On January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" issued by the Financial Accounting Standards Board. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Adoption of this accounting standard involved a change in presentation and had no impact on the financial position or results of operations of the Company.

3. CLOSED BLOCK

   In connection with the Conversion, an arrangement known as a closed block (the "Closed Block"), was established, for dividend purposes only, for the exclusive benefit of certain individual life insurance policies that had an experience based dividend scale for 1997. The Closed Block is designed to give reasonable assurance to holders of Closed Block policies that policy dividends will not change solely as a result of the Conversion.

   Assets of Pacific Life have been allocated to the Closed Block in an amount that produces cash flows, which, together with anticipated revenues, are expected to be sufficient to support the policies. Pacific Life is not required to support the payment of dividends on these policies from its general funds. The Closed Block will continue in effect until either the last policy is no longer in force, or the dissolution of the Closed Block. Total assets of $319.2 million and $316.2 million as of June 30, 1998 and December 31, 1997, respectively, and total liabilities of $360.8 million and $356.0 million as of June 30, 1998 and December 31, 1997, respectively, for the Closed Block, are included in other assets and other liabilities, respectively, in the accompanying consolidated statements of financial condition. The contribution to income from the Closed Block of $3.1 million, consisting of net revenues and expenses generated by the Closed Block is included in other income in the accompanying consolidated statements of operations for the six months ended June 30, 1998.

4. REHABILITATION OF FIRST CAPITAL LIFE INSURANCE COMPANY

   On September 30, 1997, PCL completed the rehabilitation of First Capital Life Insurance Company ("FCL") pursuant to a five-year rehabilitation plan approved by the California Superior Court and the Insurance Department of the State of California (the "Rehabilitation Plan"). Under the terms of the Rehabilitation Plan, FCL's insurance policies in force, primarily individual annuities and universal life insurance, were restructured and assumed by PCL on December 31, 1992, pursuant to an assumption reinsurance agreement and asset purchase agreement. On October 30, 1997, PCL was merged into Pacific Life, with Pacific Life as the surviving entity.

5. ACQUISITION OF INSURANCE BLOCK OF BUSINESS

   On June 1, 1997, Pacific Life acquired a block of corporate-owned life insurance ("COLI") policies from Confederation Life Insurance Company (U.S.) in Rehabilitation, which is currently under rehabilitation, which consisted of approximately 38,000 policies having a face amount of insurance of $8.6 billion and reserves of approximately $1.7 billion. The assets received as part of this acquisition amounted to approximately $1.2 billion in cash and approximately $0.4 billion in policy loans. This block is primarily non-leveraged COLI.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

6. LITIGATION


   The Company has been named in civil litigation proceedings which appear to be substantially similar to other litigation brought against many life insurers alleging misconduct in the sale of products. These matters are sometimes referred to as market conduct litigation. The class of plaintiffs includes, with some exceptions, all persons who owned, as of December 31, 1997 (or as of the date of policy termination, if earlier), individual whole life, universal life or variable life insurance policies sold by the Company on or after January 1, 1982. The Company has retained national and local counsel experienced in the handling of similar matters for other life insurers. At this time, it is not feasible to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome in such actions.

   Further, the Company is a respondent in a number of other legal proceedings, some of which involve allegations for extra-contractual damages.

   In the opinion of management, the outcome of the foregoing proceedings is not likely to have a material adverse effect on the consolidated financial position or results of operations of the Company.

                                   APPENDIX A

   MORTALITY AND EXPENSE RISK FACE AMOUNT CHARGE MONTHLY RATES PER $1,000 OF
                              ORIGINAL FACE AMOUNT

             DEATH BENEFIT OPTION A OR C               DEATH BENEFIT OPTION B
       --------------------------------------- ---------------------------------------
            NONSMOKER            SMOKER             NONSMOKER            SMOKER
ISSUE  ------------------- ------------------- ------------------- -------------------
 AGE   MALE  FEMALE UNISEX MALE  FEMALE UNISEX MALE  FEMALE UNISEX MALE  FEMALE UNISEX
-----  ----- ------ ------ ----- ------ ------ ----- ------ ------ ----- ------ ------
   5   0.069 0.059  0.067  0.069 0.059  0.067  0.180 0.167  0.176  0.180 0.167  0.176
  10   0.066 0.058  0.064  0.066 0.058  0.064  0.175 0.161  0.172  0.175 0.161  0.172
  15   0.064 0.055  0.062  0.064 0.055  0.062  0.172 0.158  0.168  0.172 0.158  0.168
  20   0.123 0.103  0.119  0.151 0.120  0.145  0.255 0.234  0.251  0.255 0.234  0.251
  25   0.149 0.126  0.144  0.186 0.147  0.178  0.279 0.254  0.273  0.279 0.254  0.274
  30   0.167 0.143  0.162  0.204 0.165  0.196  0.308 0.279  0.302  0.308 0.279  0.302
  35   0.189 0.162  0.184  0.225 0.185  0.217  0.346 0.310  0.339  0.346 0.310  0.339
  40   0.251 0.214  0.244  0.302 0.249  0.291  0.395 0.348  0.385  0.395 0.348  0.385
  45   0.342 0.290  0.332  0.419 0.343  0.404  0.457 0.395  0.444  0.457 0.396  0.444
  50   0.425 0.359  0.412  0.519 0.424  0.500  0.537 0.456  0.519  0.537 0.456  0.519
  55   0.503 0.424  0.487  0.605 0.493  0.583  0.634 0.535  0.619  0.634 0.535  0.619
  60   0.655 0.553  0.635  0.801 0.641  0.766  0.694 0.639  0.711  0.801 0.640  0.766
  65   0.857 0.699  0.825  0.882 0.812  0.898  0.857 0.699  0.825  0.882 0.812  0.898
  70   0.854 0.680  0.819  0.862 0.779  0.866  0.854 0.680  0.819  0.862 0.779  0.866
  75   0.848 0.674  0.813  0.860 0.769  0.864  0.848 0.674  0.813  0.860 0.769  0.864
  80   0.838 0.705  0.811  0.855 0.765  0.895  0.838 0.705  0.811  0.855 0.765  0.895
  85   0.937 0.885  0.916  0.964 0.902  0.965  0.937 0.885  0.916  0.964 0.902  0.965

If the Insured is assigned a risk classification other than standard, a factor is applied to the M&E Risk Face Amount Charge according to the nonstandard table rating assigned to that Insured. For Insureds assigned a nonstandard rating reflected in the table below, the rates above are multiplied by the applicable nonstandard table factor below for that Insured.

                         NONSTANDARD TABLE FACTORS

                                   NONSTANDARD TABLE NUMBER
 ISSUE  -------------------------------------------------------------------------------
  AGE    1    2    3    4    5    6    7    8    9    10   11   12   13   14   15   16
 -----  ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ----
 0-45   1.05 1.10 1.15 1.20 1.25 1.30 1.35 1.40 1.45 1.50 1.55 1.60 1.65 1.70 1.75 1.80
  50    1.05 1.10 1.15 1.20 1.25 1.30 1.35 1.40 1.45 1.50 1.55 1.60 1.65 1.65 1.65 1.65
  55    1.05 1.10 1.15 1.20 1.25 1.30 1.35 1.35 1.35 1.35 1.35 1.35 1.35 1.35 1.35 1.35
  60    1.05 1.05 1.05 1.05 1.05 1.05 1.05 1.05 1.05 1.05 1.05 1.05 1.05 1.05 1.05 1.05
 65-85  1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00

Representative figures shown. For Issue Ages not listed, please ask your registered representative.

                                  APPENDIX B

           SURRENDER CHARGE RATES PER $1,000 OF ORIGINAL FACE AMOUNT

             DEATH BENEFIT OPTION A OR C               DEATH BENEFIT OPTION B
       --------------------------------------- ---------------------------------------
            NONSMOKER            SMOKER             NONSMOKER            SMOKER
ISSUE  ------------------- ------------------- ------------------- -------------------
 AGE   MALE  FEMALE UNISEX MALE  FEMALE UNISEX MALE  FEMALE UNISEX MALE  FEMALE UNISEX
-----  ----- ------ ------ ----- ------ ------ ----- ------ ------ ----- ------ ------
   5    5.24  4.48   5.09   5.24  4.48   5.09  13.68 12.69  13.38  13.68 12.69  13.38
  10    5.02  4.41   4.89   5.02  4.41   4.89  13.30 12.24  13.07  13.30 12.24  13.07
  15    4.86  4.18   4.73   4.86  4.18   4.73  13.07 12.01  12.77  13.07 12.01  12.77
  20    9.35  7.83   9.04  11.48  9.12  11.02  19.38 17.78  19.08  19.38 17.78  19.08
  25   11.32  9.58  10.97  14.14 11.17  13.53  21.20 19.30  20.75  21.20 19.30  20.82
  30   12.69 10.87  12.33  15.50 12.54  14.90  23.41 21.20  22.95  23.41 21.20  22.95
  35   14.36 12.31  13.95  17.10 14.06  16.49  26.30 23.56  25.76  26.30 23.56  25.76
  40   19.08 16.26  18.51  22.95 18.92  22.12  30.02 26.45  29.26  30.02 26.45  29.26
  45   25.99 22.04  25.20  31.84 26.07  30.70  34.73 30.02  33.74  34.73 30.10  33.74
  50   32.30 27.28  31.30  39.44 32.22  38.00  40.81 34.66  39.44  40.81 34.66  39.44
  55   38.15 32.15  36.95  45.90 37.39  44.23  48.88 40.58  46.97  48.88 40.58  46.97
  58   44.61 37.62  43.21  53.43 43.70  51.45  54.11 44.99  52.54  53.43 44.99  52.52
  59   46.97 39.60  45.49  53.35 45.98  53.59  54.02 46.59  53.96  53.35 46.66  53.96
  60   49.63 41.88  48.08  52.95 48.07  53.23  53.89 48.41  53.88  52.95 48.46  53.23
  61   52.52 44.16  50.84  52.54 49.94  52.84  53.62 50.31  53.76  52.54 50.39  52.84
  62   53.23 46.44  53.45  52.13 51.96  52.45  53.23 52.39  53.66  52.13 52.44  52.45
  63   52.88 48.79  53.13  51.95 53.41  52.11  52.88 53.96  53.13  51.95 53.41  52.11
  64   52.50 51.30  52.76  52.05 53.08  51.94  52.50 53.83  52.76  52.05 53.08  51.94
  65   52.23 52.97  52.51  52.04 52.85  52.04  52.23 52.97  52.51  52.04 52.85  52.04
  66   51.67 53.12  52.00  51.74 52.58  51.84  51.67 53.12  52.00  51.74 52.58  51.84
  70   51.29 51.15  51.63  51.31 52.33  51.43  51.29 51.15  51.63  51.31 52.33  51.43
  75   50.63 49.40  50.98  50.65 51.68  50.77  50.63 49.40  50.98  50.65 51.68  50.77
  80   49.91 46.06  50.19  49.90 50.62  49.80  49.91 46.06  50.19  49.90 50.62  49.80
  85   48.14 48.74  48.30  48.07 48.75  48.17  48.14 48.74  48.30  48.07 48.75  48.17

If the Insured is assigned a risk classification other than standard, a factor is applied to the surrender charge rate according to the nonstandard table rating assigned to that Insured. For Insureds assigned a nonstandard rating reflected in the table setting forth the nonstandard table factors at the bottom of Appendix A on the previous page, the rates above are multiplied by the applicable nonstandard table factor found in that table for that Insured.

Representative figures shown. For Issue Ages not listed, please ask your registered representative.

                                   APPENDIX C

                           DEATH BENEFIT PERCENTAGES

 AGE    PERCENTAGE   AGE   PERCENTAGE   AGE   PERCENTAGE    AGE    PERCENTAGE
 ----   ----------   ---   ----------   ---   ----------    ---    ----------
 0-40      250%       50      185%       60      130%       70        115%
  41       243        51      178        61      128        71        113
  42       236        52      171        62      126        72        111
  43       229        53      164        63      124        73        109
  44       222        54      157        64      122        74        107
  45       215        55      150        65      120       75-90      105
  46       209        56      146        66      119        91        104
  47       203        57      142        67      118        92        103
  48       197        58      138        68      117        93        102
  49       191        59      134        69      116        94+       101

                                 ILLUSTRATIONS

  The following tables illustrate how the death benefits, Accumulated Values and Net Cash Surrender Values of a hypothetical policy may vary over an extended period of time assuming hypothetical rates of return equivalent to constant gross annual rates of 0%, 6% and 12%.

  The policies illustrated include the following:

    1. Age 45, Guideline Premium Test, Death Benefit Option A, $10,000 annual premium, Current Cost of Insurance Rates.

    2. Age 45, Guideline Premium Test, Death Benefit Option A, $10,000 annual premium, Guaranteed Cost of Insurance Rates.

    3. Age 45, Guideline Premium Test, Death Benefit Option B, $10,000 annual premium, Current Cost of Insurance Rates.

    4. Age 45, Guideline Premium Test, Death Benefit Option B, $10,000 annual premium, Guaranteed Cost of Insurance Rates.

    5. Age 45, Guideline Premium Test, Death Benefit Option C, $10,000 annual premium, Current Cost of Insurance Rates.

    6. Age 45, Guideline Premium Test, Death Benefit Option C, $10,000 annual premium, Guaranteed Cost of Insurance Rates.

    7. Age 45, Cash Value Accumulation Test, Death Benefit Option A, $10,000 annual premium, Current Cost of Insurance Rates.

    8. Age 45, Cash Value Accumulation Test, Death Benefit Option A, $10,000 annual premium, Guaranteed Cost of Insurance Rates.

    9. Age 45, Cash Value Accumulation Test, Death Benefit Option B, $10,000 annual premium, Current Cost of Insurance Rates.

    10. Age 45, Cash Value Accumulation Test, Death Benefit Option B, $10,000 annual premium, Guaranteed Cost of Insurance Rates.

    11. Age 45, Cash Value Accumulation Test, Death Benefit Option C, $10,000 annual premium, Current Cost of Insurance Rates.

    12. Age 45, Cash Value Accumulation Test, Death Benefit Option C, $10,000 annual premium, Guaranteed Cost of Insurance Rates.

  The values would be different from those shown if the gross annual investment rates of return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below those averages for individual policy years.

  The second column of each table, labeled "Total Premiums Paid Plus Interest at 5%," shows the amount which would accumulate if an amount equal to the annual premium (after taxes) were invested to earn interest at 5% compounded annually. All premium payments are illustrated as if they were made at the beginning of the year. These illustrations assume that no Policy loans have been made.

  The amounts shown for the death benefits, Accumulated Values and Net Cash Surrender Values reflect the fact that the net investment return on the Variable Accounts is lower than the gross investment return on the assets as a result of charges levied against the Variable Accounts. These values also take into account the premium loads, the administrative charges, the cost of insurance charges, the M&E Risk Charges and surrender charges. The daily investment advisory fee is assumed to be equivalent to an annual weighted rate of 0.60% of the aggregate average daily net assets of the Fund. This hypothetical rate is representative of the weighted average investment advisory fee applicable to the Portfolios of the Fund available as options under the Policy. The amounts shown would differ if unisex rates were used or if the Insureds were females and female rates were used. On those illustrations assuming current rates, the amounts would also differ if either Insured were a smoker and smoker rates were used.

  The tables also reflect other expenses of the Fund at the weighted rate of 0.08% of the average daily net assets of a Portfolio, which amounts to 0.68% of the average daily net assets of a Portfolio including the investment advisory fee, operating expenses, and exclusive of any foreign taxes. Foreign taxes for the year ended December 31, 1997 were the following percentages of the average daily net assets of the Portfolios: 0.02% for the Equity Income Portfolio; 0.01% for the Multi-Strategy Portfolio; 0.25% for the International Portfolio; 0.02% for the Growth LT Portfolio; 0.01% for the Equity Portfolio; 0.01% for the Equity Index Portfolio; and 0.19% for the Emerging Markets Portfolio. For more information on Fund fees and expenses, see "SUMMARY OF THE
POLICY: Fund Annual Expenses After Expense Limitation."

  After deduction of the charges and Fund expenses described above, the illustrated gross annual investment rates of return of 0%, 6%, and 12% correspond to approximate net annual rates of return of -0.68%, 5.28%, and 11.24%. The hypothetical values shown in the tables do not reflect any charges against the Variable Accounts for income taxes that may be attributable to the Variable Accounts in the future, since we are not currently making these charges.

  We will furnish upon request a comparable illustration reflecting the proposed Insured's Age, underwriting class, Face Amount, death benefit and premium amounts requested. In addition, upon request, illustrations will be furnished reflecting allocation of premiums to specified Variable Accounts. Such illustrations will reflect the expenses of the Portfolio of the Fund in which the Variable Account invests. Illustrations that use a hypothetical gross rate of return in excess of 12% are available to certain large institutional investors upon request.

                   FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE

   ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES AND NET CASH SURRENDER
             VALUES BASED ON CURRENT COST OF INSURANCE RATES

ISSUE AGE: 45
CLASS: MALE NONSMOKER                                FACE AMOUNT: $440,767
                                                        DEATH BENEFIT OPTION: A
GUIDELINE PREMIUM TEST                                  ANNUAL PREMIUM: $10,000

                         TOTAL                 END OF YEAR DEATH BENEFIT
                       PREMIUMS            ASSUMING HYPOTHETICAL GROSS ANNUAL
         END OF        PAID PLUS                  INVESTMENT RETURN OF
         POLICY       INTEREST AT         ------------------------------------------------
          YEAR            5%                 0%               6%               12%
         ------       -----------         --------         --------         ----------
            1          $ 10,500           $440,767         $440,767         $  440,767
            2          $ 21,525           $440,767         $440,767         $  440,767
            3          $ 33,101           $440,767         $440,767         $  440,767
            4          $ 45,256           $440,767         $440,767         $  440,767
            5          $ 58,019           $440,767         $440,767         $  440,767
            6          $ 71,420           $440,767         $440,767         $  440,767
            7          $ 85,491           $440,767         $440,767         $  440,767
            8          $100,266           $440,767         $440,767         $  440,767
            9          $115,779           $440,767         $440,767         $  440,767
           10          $132,068           $440,767         $440,767         $  440,767
           15          $226,575           $440,767         $440,767         $  440,767
           20          $347,193           $440,767         $440,767         $  657,056
           25          $501,135           $440,767         $446,645         $1,126,163
           30          $697,608           $440,767         $584,443         $1,818,547
           35          $948,363           $440,767         $791,908         $3,081,358

              END OF YEAR ACCUMULATED VALUE    END OF YEAR NET CASH SURRENDER VALUE
            ASSUMING HYPOTHETICAL GROSS ANNUAL  ASSUMING HYPOTHETICAL GROSS ANNUAL
   END OF          INVESTMENT RETURN OF                INVESTMENT RETURN OF
   POLICY   ---------------------------------- -------------------------------------
    YEAR        0%         6%         12%          0%          6%           12%
   ------   ---------------------------------- ----------- ----------- -------------
      1     $    7,067 $    7,553 $      8,040 $         0 $         0 $           0
      2     $   13,968 $   15,381 $     16,855 $     4,165 $     5,578 $       7,052
      3     $   20,713 $   23,505 $     26,540 $    12,135 $    14,928 $      17,963
      4     $   27,336 $   31,991 $     37,251 $    19,984 $    24,639 $      29,899
      5     $   33,866 $   40,878 $     49,119 $    27,739 $    34,751 $      42,993
      6     $   40,310 $   50,195 $     62,287 $    35,409 $    45,293 $      57,386
      7     $   46,674 $   59,971 $     76,908 $    42,998 $    56,295 $      73,232
      8     $   52,955 $   70,228 $     93,144 $    50,504 $    67,777 $      90,694
      9     $   59,146 $   80,988 $    111,180 $    57,921 $    79,763 $     109,955
     10     $   65,237 $   92,268 $    131,212 $    65,237 $    92,268 $     131,212
     15     $  102,104 $  167,035 $    281,888 $   102,104 $   167,035 $     281,888
     20     $  133,981 $  261,625 $    538,570 $   133,981 $   261,625 $     538,570
     25     $  160,320 $  385,039 $    970,831 $   160,320 $   385,039 $     970,831
     30     $  178,949 $  546,209 $  1,699,577 $   178,949 $   546,209 $   1,699,577
     35     $  187,475 $  754,198 $  2,934,627 $   187,475 $   754,198 $   2,934,627

--------
All premium payments are illustrated as if made at the beginning of the policy year.

This illustration assumes no policy loans or partial withdrawals have been made.

THE DEATH BENEFITS, ACCUMULATED VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE ACCOUNTS. NO REPRESENTATION CAN BE MADE BY US, THE SEPARATE ACCOUNT OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THIS IS AN ILLUSTRATION ONLY. AN ILLUSTRATION IS NOT INTENDED TO PREDICT ACTUAL PERFORMANCE. INTEREST RATES, DIVIDENDS, AND VALUES SET FORTH IN THE ILLUSTRATION ARE NOT GUARANTEED.

                   FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE

   ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES AND NET CASH SURRENDER
            VALUES BASED ON GUARANTEED COST OF INSURANCE RATES

ISSUE AGE: 45
CLASS: MALE NONSMOKER                                FACE AMOUNT: $440,767
                                                        DEATH BENEFIT OPTION: A
GUIDELINE PREMIUM TEST                                  ANNUAL PREMIUM: $10,000

                         TOTAL                 END OF YEAR DEATH BENEFIT
                       PREMIUMS            ASSUMING HYPOTHETICAL GROSS ANNUAL
         END OF        PAID PLUS                  INVESTMENT RETURN OF
         POLICY       INTEREST AT         -------------------------------------------------
          YEAR            5%                 0%                6%               12%
         ------       -----------         --------          --------         ----------
            1          $ 10,500           $440,767          $440,767         $  440,767
            2          $ 21,525           $440,767          $440,767         $  440,767
            3          $ 33,101           $440,767          $440,767         $  440,767
            4          $ 45,256           $440,767          $440,767         $  440,767
            5          $ 58,019           $440,767          $440,767         $  440,767
            6          $ 71,420           $440,767          $440,767         $  440,767
            7          $ 85,491           $440,767          $440,767         $  440,767
            8          $100,266           $440,767          $440,767         $  440,767
            9          $115,779           $440,767          $440,767         $  440,767
           10          $132,068           $440,767          $440,767         $  440,767
           15          $226,575           $440,767          $440,767         $  440,767
           20          $347,193           $440,767          $440,767         $  558,779
           25          $501,135           $440,767          $440,767         $  951,407
           30          $697,608           $440,767          $440,767         $1,520,925
           35          $948,363           $      0*         $540,804         $2,554,280

               END OF YEAR ACCUMULATED VALUE      END OF YEAR NET CASH SURRENDER VALUE
             ASSUMING HYPOTHETICAL GROSS ANNUAL    ASSUMING HYPOTHETICAL GROSS ANNUAL
   END OF           INVESTMENT RETURN OF                  INVESTMENT RETURN OF
   POLICY   ------------------------------------- -------------------------------------
    YEAR        0%          6%           12%          0%          6%           12%
   ------   ----------- ----------- ------------- ----------- ----------- -------------
      1     $    7,067  $     7,553 $       8,040 $        0  $         0 $           0
      2     $   13,968  $    15,381 $      16,855 $    4,165  $     5,578 $       7,052
      3     $   20,713  $    23,505 $      26,540 $   12,135  $    14,928 $      17,963
      4     $   27,336  $    31,991 $      37,251 $   19,984  $    24,639 $      29,899
      5     $   33,866  $    40,878 $      49,119 $   27,739  $    34,751 $      42,993
      6     $   38,286  $    48,149 $      60,232 $   33,384  $    43,248 $      55,331
      7     $   42,469  $    55,617 $      72,438 $   38,793  $    51,941 $      68,762
      8     $   46,393  $    63,276 $      85,858 $   43,943  $    60,826 $      83,407
      9     $   50,028  $    71,114 $     100,622 $   48,803  $    69,888 $      99,397
     10     $   53,340  $    79,114 $     116,884 $   53,340  $    79,114 $     116,884
     15     $   73,515  $   132,365 $     241,029 $   73,515  $   132,365 $     241,029
     20     $   81,712  $   194,533 $     458,016 $   81,712  $   194,533 $     458,016
     25     $   69,272  $   269,011 $     820,179 $   69,272  $   269,011 $     820,179
     30     $   17,609  $   367,959 $   1,421,425 $   17,609  $   367,959 $   1,421,425
     35     $        0* $   515,051 $   2,432,648 $        0* $   515,051 $   2,432,648

--------
All premium payments are illustrated as if made at the beginning of the policy year.

This illustration assumes no policy loans or partial withdrawals have been made.

*Additional payment will be required to prevent policy termination.

THE DEATH BENEFITS, ACCUMULATED VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE ACCOUNTS. NO REPRESENTATION CAN BE MADE BY US, THE SEPARATE ACCOUNT OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THIS IS AN ILLUSTRATION ONLY. AN ILLUSTRATION IS NOT INTENDED TO PREDICT ACTUAL PERFORMANCE. INTEREST RATES, DIVIDENDS, AND VALUES SET FORTH IN THE ILLUSTRATION ARE NOT GUARANTEED.

                   FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE

   ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES AND NET CASH SURRENDER
             VALUES BASED ON CURRENT COST OF INSURANCE RATES

ISSUE AGE: 45
CLASS: MALE NONSMOKER                                FACE AMOUNT: $141,430
                                                        DEATH BENEFIT OPTION: B
GUIDELINE PREMIUM TEST                                  ANNUAL PREMIUM: $10,000

                         TOTAL                 END OF YEAR DEATH BENEFIT
                       PREMIUMS            ASSUMING HYPOTHETICAL GROSS ANNUAL
         END OF        PAID PLUS                  INVESTMENT RETURN OF
         POLICY       INTEREST AT         ------------------------------------------------
          YEAR            5%                 0%               6%               12%
         ------       -----------         --------         --------         ----------
            1          $ 10,500           $149,947         $150,479         $  151,012
            2          $ 21,525           $158,337         $159,932         $  161,591
            3          $ 33,101           $166,607         $169,822         $  173,299
            4          $ 45,256           $174,793         $180,205         $  186,292
            5          $ 58,019           $182,900         $191,111         $  200,716
            6          $ 71,420           $190,932         $202,569         $  216,737
            7          $ 85,491           $198,889         $214,610         $  234,532
            8          $100,266           $206,770         $227,263         $  254,298
            9          $115,779           $214,574         $240,555         $  276,253
           10          $132,068           $222,295         $254,516         $  300,636
           15          $226,575           $262,077         $338,449         $  472,912
           20          $347,193           $298,546         $444,552         $  763,096
           25          $501,135           $331,112         $578,481         $1,288,353
           30          $697,608           $358,328         $746,488         $2,076,328
           35          $948,363           $378,675         $956,539         $3,495,862

              END OF YEAR ACCUMULATED VALUE    END OF YEAR NET CASH SURRENDER VALUE
            ASSUMING HYPOTHETICAL GROSS ANNUAL  ASSUMING HYPOTHETICAL GROSS ANNUAL
   END OF          INVESTMENT RETURN OF                INVESTMENT RETURN OF
   POLICY   ---------------------------------- -------------------------------------
    YEAR        0%         6%         12%          0%          6%           12%
   ------   ---------------------------------- ----------- ----------- -------------
      1     $    8,517 $    9,049 $      9,582 $     4,978 $     5,511 $       6,044
      2     $   16,907 $   18,502 $     20,161 $    13,762 $    15,357 $      17,016
      3     $   25,177 $   28,392 $     31,869 $    22,425 $    25,640 $      29,117
      4     $   33,363 $   38,775 $     44,862 $    31,004 $    36,416 $      42,503
      5     $   41,470 $   49,681 $     59,286 $    39,505 $    47,715 $      57,321
      6     $   49,502 $   61,139 $     75,307 $    47,929 $    59,567 $      73,734
      7     $   57,459 $   73,180 $     93,102 $    56,279 $    72,001 $      91,922
      8     $   65,340 $   85,833 $    112,868 $    64,554 $    85,046 $     112,081
      9     $   73,144 $   99,125 $    134,823 $    72,751 $    98,732 $     134,430
     10     $   80,865 $  113,086 $    159,206 $    80,865 $   113,086 $     159,206
     15     $  120,647 $  197,019 $    331,482 $   120,647 $   197,019 $     331,482
     20     $  157,116 $  303,122 $    621,666 $   157,116 $   303,122 $     621,666
     25     $  189,682 $  437,051 $  1,110,650 $   189,682 $   437,051 $   1,110,650
     30     $  216,898 $  605,058 $  1,934,898 $   216,898 $   605,058 $   1,934,898
     35     $  237,245 $  815,109 $  3,329,393 $   237,245 $   815,109 $   3,329,393

--------
All premium payments are illustrated as if made at the beginning of the policy year.

This illustration assumes no policy loans or partial withdrawals have been made.

THE DEATH BENEFITS, ACCUMULATED VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE ACCOUNTS. NO REPRESENTATION CAN BE MADE BY US, THE SEPARATE ACCOUNT OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THIS IS AN ILLUSTRATION ONLY. AN ILLUSTRATION IS NOT INTENDED TO PREDICT ACTUAL PERFORMANCE. INTEREST RATES, DIVIDENDS, AND VALUES SET FORTH IN THE ILLUSTRATION ARE NOT GUARANTEED.

                   FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE

   ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES AND NET CASH SURRENDER
            VALUES BASED ON GUARANTEED COST OF INSURANCE RATES

ISSUE AGE: 45
CLASS: MALE NONSMOKER                                FACE AMOUNT: $141,430
                                                        DEATH BENEFIT OPTION: B
GUIDELINE PREMIUM TEST                                  ANNUAL PREMIUM: $10,000

                         TOTAL                 END OF YEAR DEATH BENEFIT
                       PREMIUMS            ASSUMING HYPOTHETICAL GROSS ANNUAL
         END OF        PAID PLUS                  INVESTMENT RETURN OF
         POLICY       INTEREST AT         ------------------------------------------------
          YEAR            5%                 0%               6%               12%
         ------       -----------         --------         --------         ----------
            1          $ 10,500           $149,947         $150,479         $  151,012
            2          $ 21,525           $158,337         $159,932         $  161,591
            3          $ 33,101           $166,607         $169,822         $  173,299
            4          $ 45,256           $174,793         $180,205         $  186,292
            5          $ 58,019           $182,900         $191,111         $  200,716
            6          $ 71,420           $190,217         $201,831         $  215,976
            7          $ 85,491           $197,396         $213,026         $  232,854
            8          $100,266           $204,430         $224,710         $  251,520
            9          $115,779           $211,307         $236,895         $  272,162
           10          $132,068           $218,013         $249,594         $  294,984
           15          $226,575           $251,565         $324,737         $  454,837
           20          $347,193           $279,107         $416,178         $  720,157
           25          $501,135           $297,725         $525,064         $1,181,416
           30          $697,608           $303,005         $651,123         $1,889,137
           35          $948,363           $286,724         $789,399         $3,110,695

              END OF YEAR ACCUMULATED VALUE    END OF YEAR NET CASH SURRENDER VALUE
            ASSUMING HYPOTHETICAL GROSS ANNUAL  ASSUMING HYPOTHETICAL GROSS ANNUAL
   END OF          INVESTMENT RETURN OF                INVESTMENT RETURN OF
   POLICY   ---------------------------------- -------------------------------------
    YEAR        0%         6%         12%          0%          6%           12%
   ------   ---------------------------------- ----------- ----------- -------------
      1     $    8,517 $    9,049 $      9,582 $     4,978 $     5,511 $       6,044
      2     $   16,907 $   18,502 $     20,161 $    13,762 $    15,357 $      17,016
      3     $   25,177 $   28,392 $     31,869 $    22,425 $    25,640 $      29,117
      4     $   33,363 $   38,775 $     44,862 $    31,004 $    36,416 $      42,503
      5     $   41,470 $   49,681 $     59,286 $    39,505 $    47,715 $      57,321
      6     $   48,787 $   60,401 $     74,546 $    47,214 $    58,828 $      72,973
      7     $   55,966 $   71,596 $     91,424 $    54,787 $    70,417 $      90,244
      8     $   63,000 $   83,280 $    110,090 $    62,214 $    82,494 $     109,304
      9     $   69,877 $   95,465 $    130,732 $    69,484 $    95,072 $     130,338
     10     $   76,583 $  108,164 $    153,554 $    76,583 $   108,164 $     153,554
     15     $  110,135 $  183,307 $    313,407 $   110,135 $   183,307 $     313,407
     20     $  137,677 $  274,748 $    578,727 $   137,677 $   274,748 $     578,727
     25     $  156,295 $  383,634 $  1,018,462 $   156,295 $   383,634 $   1,018,462
     30     $  161,575 $  509,693 $  1,747,707 $   161,575 $   509,693 $   1,747,707
     35     $  145,294 $  647,969 $  2,962,567 $   145,294 $   647,969 $   2,962,567

--------
All premium payments are illustrated as if made at the beginning of the policy year.

This illustration assumes no policy loans or partial withdrawals have been made.

THE DEATH BENEFITS, ACCUMULATED VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE ACCOUNTS. NO REPRESENTATION CAN BE MADE BY US, THE SEPARATE ACCOUNT OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THIS IS AN ILLUSTRATION ONLY. AN ILLUSTRATION IS NOT INTENDED TO PREDICT ACTUAL PERFORMANCE. INTEREST RATES, DIVIDENDS, AND VALUES SET FORTH IN THE ILLUSTRATION ARE NOT GUARANTEED.

                   FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE

   ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES AND NET CASH SURRENDER
             VALUES BASED ON CURRENT COST OF INSURANCE RATES

ISSUE AGE: 45
CLASS: MALE NONSMOKER                                FACE AMOUNT: $431,678
                                                        DEATH BENEFIT OPTION: C
GUIDELINE PREMIUM TEST                                  ANNUAL PREMIUM: $10,000

                         TOTAL                 END OF YEAR DEATH BENEFIT
                       PREMIUMS            ASSUMING HYPOTHETICAL GROSS ANNUAL
         END OF        PAID PLUS                  INVESTMENT RETURN OF
         POLICY       INTEREST AT         ------------------------------------------------
          YEAR            5%                 0%               6%               12%
         ------       -----------         --------         --------         ----------
            1          $ 10,500           $441,678         $441,678         $  441,678
            2          $ 21,525           $451,678         $451,678         $  451,678
            3          $ 33,101           $461,678         $461,678         $  461,678
            4          $ 45,256           $471,678         $471,678         $  471,678
            5          $ 58,019           $481,678         $481,678         $  481,678
            6          $ 71,420           $491,678         $491,678         $  491,678
            7          $ 85,491           $501,678         $501,678         $  501,678
            8          $100,266           $511,678         $511,678         $  511,678
            9          $115,779           $521,678         $521,678         $  521,678
           10          $132,068           $531,678         $531,678         $  531,678
           15          $226,575           $581,678         $581,678         $  581,678
           20          $347,193           $631,678         $631,678         $  644,617
           25          $501,135           $681,678         $681,678         $1,106,243
           30          $697,608           $731,678         $731,678         $1,787,585
           35          $948,363           $781,678         $781,678         $3,030,037

              END OF YEAR ACCUMULATED VALUE    END OF YEAR NET CASH SURRENDER VALUE
            ASSUMING HYPOTHETICAL GROSS ANNUAL  ASSUMING HYPOTHETICAL GROSS ANNUAL
   END OF          INVESTMENT RETURN OF                INVESTMENT RETURN OF
   POLICY   ---------------------------------- -------------------------------------
    YEAR        0%         6%         12%          0%          6%           12%
   ------   ---------------------------------- ----------- ----------- -------------
      1     $    7,103 $    7,590 $      8,079 $         0 $         0 $           0
      2     $   14,030 $   15,448 $     16,925 $     4,430 $     5,847 $       7,325
      3     $   20,786 $   23,587 $     26,632 $    12,386 $    15,187 $      18,231
      4     $   27,404 $   32,072 $     37,347 $    20,203 $    24,872 $      30,147
      5     $   33,908 $   40,938 $     49,200 $    27,908 $    34,937 $      43,200
      6     $   40,307 $   50,211 $     62,328 $    35,507 $    45,411 $      57,528
      7     $   46,603 $   59,917 $     76,881 $    43,002 $    56,317 $      73,281
      8     $   52,788 $   70,073 $     93,013 $    50,388 $    67,673 $      90,613
      9     $   58,855 $   80,695 $    110,901 $    57,655 $    79,495 $     109,701
     10     $   64,785 $   91,791 $    130,728 $    64,785 $    91,791 $     130,728
     15     $   99,575 $  164,047 $    278,376 $    99,575 $   164,047 $     278,376
     20     $  126,199 $  251,622 $    528,374 $   126,199 $   251,622 $     528,374
     25     $  141,376 $  358,827 $    953,657 $   141,376 $   358,827 $     953,657
     30     $  137,029 $  491,310 $  1,670,641 $   137,029 $   491,310 $   1,670,641
     35     $  100,742 $  662,487 $  2,885,749 $   100,742 $   662,487 $   2,885,749

--------
All premium payments are illustrated as if made at the beginning of the policy year.

This illustration assumes no policy loans or partial withdrawals have been made.

THE DEATH BENEFITS, ACCUMULATED VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE ACCOUNTS. NO REPRESENTATION CAN BE MADE BY US, THE SEPARATE ACCOUNT OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THIS IS AN ILLUSTRATION ONLY. AN ILLUSTRATION IS NOT INTENDED TO PREDICT ACTUAL PERFORMANCE. INTEREST RATES, DIVIDENDS, AND VALUES SET FORTH IN THE ILLUSTRATION ARE NOT GUARANTEED.

                   FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE

   ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES AND NET CASH SURRENDER
            VALUES BASED ON GUARANTEED COST OF INSURANCE RATES

ISSUE AGE: 45
CLASS: MALE NONSMOKER                                FACE AMOUNT: $431,678
                                                        DEATH BENEFIT OPTION: C
GUIDELINE PREMIUM TEST                                  ANNUAL PREMIUM: $10,000

                         TOTAL                 END OF YEAR DEATH BENEFIT
                       PREMIUMS            ASSUMING HYPOTHETICAL GROSS ANNUAL
         END OF        PAID PLUS                  INVESTMENT RETURN OF
         POLICY       INTEREST AT         --------------------------------------------------
          YEAR            5%                 0%                6%                12%
         ------       -----------         --------          --------          ----------
            1          $ 10,500           $441,678          $441,678          $  441,678
            2          $ 21,525           $451,678          $451,678          $  451,678
            3          $ 33,101           $461,678          $461,678          $  461,678
            4          $ 45,256           $471,678          $471,678          $  471,678
            5          $ 58,019           $481,678          $481,678          $  481,678
            6          $ 71,420           $491,678          $491,678          $  491,678
            7          $ 85,491           $501,678          $501,678          $  501,678
            8          $100,266           $511,678          $511,678          $  511,678
            9          $115,779           $521,678          $521,678          $  521,678
           10          $132,068           $531,678          $531,678          $  531,678
           15          $226,575           $581,678          $581,678          $  581,678
           20          $347,193           $631,678          $631,678          $  631,678
           25          $501,135           $681,678          $681,678          $  845,413
           30          $697,608           $      0*         $731,678          $1,359,001
           35          $948,363           $      0*         $      0*         $2,289,412

               END OF YEAR ACCUMULATED VALUE       END OF YEAR NET CASH SURRENDER VALUE
             ASSUMING HYPOTHETICAL GROSS ANNUAL     ASSUMING HYPOTHETICAL GROSS ANNUAL
   END OF           INVESTMENT RETURN OF                   INVESTMENT RETURN OF
   POLICY   -------------------------------------- --------------------------------------
    YEAR        0%          6%            12%          0%          6%            12%
   ------   ----------- -----------  ------------- ----------- -----------  -------------
      1     $    7,103  $     7,590  $       8,079 $        0  $         0  $           0
      2     $   14,030  $    15,448  $      16,925 $    4,430  $     5,847  $       7,325
      3     $   20,786  $    23,587  $      26,632 $   12,386  $    15,187  $      18,231
      4     $   27,404  $    32,072  $      37,347 $   20,203  $    24,872  $      30,147
      5     $   33,908  $    40,938  $      49,200 $   27,908  $    34,937  $      43,200
      6     $   38,024  $    47,898  $      59,999 $   33,224  $    43,098  $      55,199
      7     $   41,800  $    54,931  $      71,744 $   38,200  $    51,331  $      68,144
      8     $   45,196  $    62,004  $      84,518 $   42,796  $    59,604  $      82,118
      9     $   48,161  $    69,073  $      98,408 $   46,961  $    67,873  $      97,208
     10     $   50,634  $    76,085  $     113,511 $   50,634  $    76,085  $     113,511
     15     $   62,912  $   119,266  $     224,731 $   62,912  $   119,266  $     224,731
     20     $   53,063  $   155,998  $     407,813 $   53,063  $   155,998  $     407,813
     25     $      535  $   168,975  $     728,804 $      535  $   168,975  $     728,804
     30     $        0* $   117,089  $   1,270,095 $        0* $   117,089  $   1,270,095
     35     $        0* $         0* $   2,180,392 $        0* $         0* $   2,180,392

--------
All premium payments are illustrated as if made at the beginning of the policy year.

This illustration assumes no policy loans or partial withdrawals have been made.

*Additional payment will be required to prevent termination.

THE DEATH BENEFITS, ACCUMULATED VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE ACCOUNTS. NO REPRESENTATION CAN BE MADE BY US, THE SEPARATE ACCOUNT OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THIS IS AN ILLUSTRATION ONLY. AN ILLUSTRATION IS NOT INTENDED TO PREDICT ACTUAL PERFORMANCE. INTEREST RATES, DIVIDENDS, AND VALUES SET FORTH IN THE ILLUSTRATION ARE NOT GUARANTEED.

                   FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE

   ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES AND NET CASH SURRENDER
             VALUES BASED ON CURRENT COST OF INSURANCE RATES

ISSUE AGE: 45
CLASS: MALE NONSMOKER                                FACE AMOUNT: $440,767
                                                        DEATH BENEFIT OPTION: A
CASH VALUE ACCUMULATION TEST                            ANNUAL PREMIUM: $10,000

                         TOTAL                 END OF YEAR DEATH BENEFIT
                       PREMIUMS            ASSUMING HYPOTHETICAL GROSS ANNUAL
         END OF        PAID PLUS                  INVESTMENT RETURN OF
         POLICY       INTEREST AT         ------------------------------------------------
          YEAR            5%                 0%               6%               12%
         ------       -----------         --------         --------         ----------
            1          $ 10,500           $440,767         $440,767         $  440,767
            2          $ 21,525           $440,767         $440,767         $  440,767
            3          $ 33,101           $440,767         $440,767         $  440,767
            4          $ 45,256           $440,767         $440,767         $  440,767
            5          $ 58,019           $440,767         $440,767         $  440,767
            6          $ 71,420           $440,767         $440,767         $  440,767
            7          $ 85,491           $440,767         $440,767         $  440,767
            8          $100,266           $440,767         $440,767         $  440,767
            9          $115,779           $440,767         $440,767         $  440,767
           10          $132,068           $440,767         $440,767         $  440,767
           15          $226,575           $440,767         $440,767         $  440,767
           20          $347,193           $440,767         $440,767         $  535,808
           25          $501,135           $440,767         $440,767         $  948,974
           30          $697,608           $440,767         $533,902         $1,623,644
           35          $948,363           $440,767         $717,293         $2,723,116

              END OF YEAR ACCUMULATED VALUE    END OF YEAR NET CASH SURRENDER VALUE
            ASSUMING HYPOTHETICAL GROSS ANNUAL  ASSUMING HYPOTHETICAL GROSS ANNUAL
   END OF          INVESTMENT RETURN OF                INVESTMENT RETURN OF
   POLICY   ---------------------------------- -------------------------------------
    YEAR        0%         6%         12%          0%          6%           12%
   ------   ---------------------------------- ----------- ----------- -------------
      1     $    7,067 $    7,553 $      8,040 $         0 $         0 $           0
      2     $   13,968 $   15,381 $     16,855 $     4,165 $     5,578 $       7,052
      3     $   20,713 $   23,505 $     26,540 $    12,135 $    14,928 $      17,963
      4     $   27,336 $   31,991 $     37,251 $    19,984 $    24,639 $      29,899
      5     $   33,866 $   40,878 $     49,119 $    27,739 $    34,751 $      42,993
      6     $   40,310 $   50,195 $     62,287 $    35,409 $    45,293 $      57,386
      7     $   46,674 $   59,971 $     76,908 $    42,998 $    56,295 $      73,232
      8     $   52,955 $   70,228 $     93,144 $    50,504 $    67,777 $      90,694
      9     $   59,146 $   80,988 $    111,180 $    57,921 $    79,763 $     109,955
     10     $   65,237 $   92,268 $    131,212 $    65,237 $    92,268 $     131,212
     15     $  102,104 $  167,035 $    281,525 $   102,104 $   167,035 $     281,525
     20     $  133,981 $  261,625 $    530,503 $   133,981 $   261,625 $     530,503
     25     $  160,320 $  381,172 $    939,578 $   160,320 $   381,172 $     939,578
     30     $  178,949 $  528,615 $  1,607,568 $   178,949 $   528,615 $   1,607,568
     35     $  187,475 $  710,191 $  2,696,154 $   187,475 $   710,191 $   2,696,154

--------
All premium payments are illustrated as if made at the beginning of the policy year.

This illustration assumes no policy loans or partial withdrawals have been made.

THE DEATH BENEFITS, ACCUMULATED VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE ACCOUNTS. NO REPRESENTATION CAN BE MADE BY US, THE SEPARATE ACCOUNT OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THIS IS AN ILLUSTRATION ONLY. AN ILLUSTRATION IS NOT INTENDED TO PREDICT ACTUAL PERFORMANCE. INTEREST RATES, DIVIDENDS, AND VALUES SET FORTH IN THE ILLUSTRATION ARE NOT GUARANTEED.

                   FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE

   ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES AND NET CASH SURRENDER
            VALUES BASED ON GUARANTEED COST OF INSURANCE RATES

ISSUE AGE: 45
CLASS: MALE NONSMOKER                                FACE AMOUNT: $440,767
                                                        DEATH BENEFIT OPTION: A
CASH VALUE ACCUMULATION TEST                            ANNUAL PREMIUM: $10,000

                         TOTAL                 END OF YEAR DEATH BENEFIT
                       PREMIUMS            ASSUMING HYPOTHETICAL GROSS ANNUAL
         END OF        PAID PLUS                  INVESTMENT RETURN OF
         POLICY       INTEREST AT         -------------------------------------------------
          YEAR            5%                 0%                6%               12%
         ------       -----------         --------          --------         ----------
            1          $ 10,500           $440,767          $440,767         $  440,767
            2          $ 21,525           $440,767          $440,767         $  440,767
            3          $ 33,101           $440,767          $440,767         $  440,767
            4          $ 45,256           $440,767          $440,767         $  440,767
            5          $ 58,019           $440,767          $440,767         $  440,767
            6          $ 71,420           $440,767          $440,767         $  440,767
            7          $ 85,491           $440,767          $440,767         $  440,767
            8          $100,266           $440,767          $440,767         $  440,767
            9          $115,779           $440,767          $440,767         $  440,767
           10          $132,068           $440,767          $440,767         $  440,767
           15          $226,575           $440,767          $440,767         $  440,767
           20          $347,193           $440,767          $440,767         $  445,853
           25          $501,135           $440,767          $440,767         $  755,307
           30          $697,608           $440,767          $440,767         $1,219,990
           35          $948,363           $      0*         $469,609         $1,899,314

               END OF YEAR ACCUMULATED VALUE      END OF YEAR NET CASH SURRENDER VALUE
             ASSUMING HYPOTHETICAL GROSS ANNUAL    ASSUMING HYPOTHETICAL GROSS ANNUAL
   END OF           INVESTMENT RETURN OF                  INVESTMENT RETURN OF
   POLICY   ------------------------------------- -------------------------------------
    YEAR        0%          6%           12%          0%          6%           12%
   ------   ----------- ----------- ------------- ----------- ----------- -------------
      1     $    7,067  $     7,553 $       8,040 $        0  $         0 $           0
      2     $   13,968  $    15,381 $      16,855 $    4,165  $     5,578 $       7,052
      3     $   20,713  $    23,505 $      26,540 $   12,135  $    14,928 $      17,963
      4     $   27,336  $    31,991 $      37,251 $   19,984  $    24,639 $      29,899
      5     $   33,866  $    40,878 $      49,119 $   27,739  $    34,751 $      42,993
      6     $   38,286  $    48,149 $      60,232 $   33,384  $    43,248 $      55,331
      7     $   42,469  $    55,617 $      72,438 $   38,793  $    51,941 $      68,762
      8     $   46,393  $    63,276 $      85,858 $   43,943  $    60,826 $      83,407
      9     $   50,028  $    71,114 $     100,622 $   48,803  $    69,888 $      99,397
     10     $   53,340  $    79,114 $     116,884 $   53,340  $    79,114 $     116,884
     15     $   73,515  $   132,365 $     241,005 $   73,515  $   132,365 $     241,005
     20     $   81,712  $   194,533 $     441,439 $   81,712  $   194,533 $     441,439
     25     $   69,272  $   269,011 $     747,829 $   69,272  $   269,011 $     747,829
     30     $   17,609  $   362,503 $   1,207,911 $   17,609  $   362,503 $   1,207,911
     35     $        0* $   464,960 $   1,880,509 $        0* $   464,960 $   1,880,509

--------
All premium payments are illustrated as if made at the beginning of the policy year.

This illustration assumes no policy loans or partial withdrawals have been made.

* Additional payment will be required to prevent policy termination.

THE DEATH BENEFITS, ACCUMULATED VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE ACCOUNTS. NO REPRESENTATION CAN BE MADE BY US, THE SEPARATE ACCOUNT OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THIS IS AN ILLUSTRATION ONLY. AN ILLUSTRATION IS NOT INTENDED TO PREDICT ACTUAL PERFORMANCE. INTEREST RATES, DIVIDENDS, AND VALUES SET FORTH IN THE ILLUSTRATION ARE NOT GUARANTEED.

                   FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE

   ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES AND NET CASH SURRENDER
             VALUES BASED ON CURRENT COST OF INSURANCE RATES

ISSUE AGE: 45
CLASS: MALE NONSMOKER                                FACE AMOUNT: $141,430
                                                        DEATH BENEFIT OPTION: B
CASH VALUE ACCUMULATION TEST                            ANNUAL PREMIUM: $10,000

                         TOTAL                 END OF YEAR DEATH BENEFIT
                       PREMIUMS            ASSUMING HYPOTHETICAL GROSS ANNUAL
         END OF        PAID PLUS                  INVESTMENT RETURN OF
         POLICY       INTEREST AT         ------------------------------------------------
          YEAR            5%                 0%               6%               12%
         ------       -----------         --------         --------         ----------
            1          $ 10,500           $149,947         $150,479         $  151,012
            2          $ 21,525           $158,337         $159,932         $  161,591
            3          $ 33,101           $166,607         $169,822         $  173,299
            4          $ 45,256           $174,793         $180,205         $  186,292
            5          $ 58,019           $182,900         $191,111         $  200,716
            6          $ 71,420           $190,932         $202,569         $  216,737
            7          $ 85,491           $198,889         $214,610         $  234,532
            8          $100,266           $206,770         $227,263         $  254,298
            9          $115,779           $214,574         $240,555         $  276,217
           10          $132,068           $222,295         $254,516         $  300,514
           15          $226,575           $262,077         $338,119         $  470,557
           20          $347,193           $298,546         $442,432         $  750,964
           25          $501,135           $331,112         $572,013         $1,211,609
           30          $697,608           $358,328         $731,736         $1,963,732
           35          $948,363           $378,675         $928,363         $3,189,370

              END OF YEAR ACCUMULATED
                       VALUE
            ASSUMING HYPOTHETICAL GROSS  END OF YEAR NET CASH SURRENDER VALUE
                       ANNUAL             ASSUMING HYPOTHETICAL GROSS ANNUAL
   END OF       INVESTMENT RETURN OF             INVESTMENT RETURN OF
   POLICY   ---------------------------- -------------------------------------
    YEAR       0%       6%        12%         0%          6%          12%
   ------   -------- -------- ---------- ----------- ----------- -------------
      1     $  8,517 $  9,049 $    9,582 $     4,978 $     5,511 $       6,044
      2     $ 16,907 $ 18,502 $   20,161 $    13,762 $    15,357 $      17,016
      3     $ 25,177 $ 28,392 $   31,869 $    22,425 $    25,640 $      29,117
      4     $ 33,363 $ 38,775 $   44,862 $    31,004 $    36,416 $      42,503
      5     $ 41,470 $ 49,681 $   59,286 $    39,505 $    47,715 $      57,321
      6     $ 49,502 $ 61,139 $   75,307 $    47,929 $    59,567 $      73,734
      7     $ 57,459 $ 73,180 $   93,102 $    56,279 $    72,001 $      91,922
      8     $ 65,340 $ 85,833 $  112,868 $    64,554 $    85,046 $     112,081
      9     $ 73,144 $ 99,125 $  134,787 $    72,751 $    98,732 $     134,394
     10     $ 80,865 $113,086 $  159,084 $    80,865 $   113,086 $     159,084
     15     $120,647 $196,689 $  329,127 $   120,647 $   196,689 $     329,127
     20     $157,116 $301,002 $  609,534 $   157,116 $   301,002 $     609,534
     25     $189,682 $430,583 $1,070,179 $   189,682 $   430,583 $   1,070,179
     30     $216,898 $590,306 $1,822,302 $   216,898 $   590,306 $   1,822,302
     35     $237,245 $786,933 $3,047,940 $   237,245 $   786,933 $   3,047,940

--------
All premium payments are illustrated as if made at the beginning of the policy year.

This illustration assumes no policy loans or partial withdrawals have been made.

THE DEATH BENEFITS, ACCUMULATED VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE ACCOUNTS. NO REPRESENTATION CAN BE MADE BY US, THE SEPARATE ACCOUNT OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THIS IS AN ILLUSTRATION ONLY. AN ILLUSTRATION IS NOT INTENDED TO PREDICT ACTUAL PERFORMANCE. INTEREST RATES, DIVIDENDS, AND VALUES SET FORTH IN THE ILLUSTRATION ARE NOT GUARANTEED.

                   FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE

   ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES AND NET CASH SURRENDER
            VALUES BASED ON GUARANTEED COST OF INSURANCE RATES

ISSUE AGE: 45
CLASS: MALE NONSMOKER                                FACE AMOUNT: $141,430
                                                        DEATH BENEFIT OPTION: B
CASH VALUE ACCUMULATION TEST                            ANNUAL PREMIUM: $10,000

                         TOTAL                 END OF YEAR DEATH BENEFIT
                       PREMIUMS            ASSUMING HYPOTHETICAL GROSS ANNUAL
         END OF        PAID PLUS                  INVESTMENT RETURN OF
         POLICY       INTEREST AT         ------------------------------------------------
          YEAR            5%                 0%               6%               12%
         ------       -----------         --------         --------         ----------
            1          $ 10,500           $149,947         $150,479         $  151,012
            2          $ 21,525           $158,337         $159,932         $  161,591
            3          $ 33,101           $166,607         $169,822         $  173,299
            4          $ 45,256           $174,793         $180,205         $  186,292
            5          $ 58,019           $182,900         $191,111         $  200,716
            6          $ 71,420           $190,217         $201,831         $  215,976
            7          $ 85,491           $197,396         $213,026         $  232,854
            8          $100,266           $204,430         $224,710         $  251,520
            9          $115,779           $211,307         $236,895         $  272,047
           10          $132,068           $218,013         $249,594         $  294,555
           15          $226,575           $251,565         $324,121         $  447,284
           20          $347,193           $279,107         $411,752         $  685,223
           25          $501,135           $297,725         $511,961         $1,048,622
           30          $697,608           $303,005         $623,807         $1,593,971
           35          $948,363           $286,724         $743,632         $2,390,778

              END OF YEAR ACCUMULATED VALUE    END OF YEAR NET CASH SURRENDER VALUE
            ASSUMING HYPOTHETICAL GROSS ANNUAL  ASSUMING HYPOTHETICAL GROSS ANNUAL
   END OF          INVESTMENT RETURN OF                INVESTMENT RETURN OF
   POLICY   ---------------------------------- -------------------------------------
    YEAR        0%         6%         12%          0%          6%           12%
   ------   ---------------------------------- ----------- ----------- -------------
      1     $    8,517 $    9,049 $      9,582 $     4,978 $     5,511 $       6,044
      2     $   16,907 $   18,502 $     20,161 $    13,762 $    15,357 $      17,016
      3     $   25,177 $   28,392 $     31,869 $    22,425 $    25,640 $      29,117
      4     $   33,363 $   38,775 $     44,862 $    31,004 $    36,416 $      42,503
      5     $   41,470 $   49,681 $     59,286 $    39,505 $    47,715 $      57,321
      6     $   48,787 $   60,401 $     74,546 $    47,214 $    58,828 $      72,973
      7     $   55,966 $   71,596 $     91,424 $    54,787 $    70,417 $      90,244
      8     $   63,000 $   83,280 $    110,090 $    62,214 $    82,494 $     109,304
      9     $   69,877 $   95,465 $    130,617 $    69,484 $    95,072 $     130,224
     10     $   76,583 $  108,164 $    153,125 $    76,583 $   108,164 $     153,125
     15     $  110,135 $  182,691 $    305,854 $   110,135 $   182,691 $     305,854
     20     $  137,677 $  270,322 $    543,793 $   137,677 $   270,322 $     543,793
     25     $  156,295 $  370,531 $    907,192 $   156,295 $   370,531 $     907,192
     30     $  161,575 $  482,377 $  1,452,541 $   161,575 $   482,377 $   1,452,541
     35     $  145,294 $  602,202 $  2,249,348 $   145,294 $   602,202 $   2,249,348

--------
All premium payments are illustrated as if made at the beginning of the policy year.

This illustration assumes no policy loans or partial withdrawals have been made.

THE DEATH BENEFITS, ACCUMULATED VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE ACCOUNTS. NO REPRESENTATION CAN BE MADE BY US, THE SEPARATE ACCOUNT OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THIS IS AN ILLUSTRATION ONLY. AN ILLUSTRATION IS NOT INTENDED TO PREDICT ACTUAL PERFORMANCE. INTEREST RATES, DIVIDENDS, AND VALUES SET FORTH IN THE ILLUSTRATION ARE NOT GUARANTEED.

                   FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE

   ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES AND NET CASH SURRENDER
             VALUES BASED ON CURRENT COST OF INSURANCE RATES

ISSUE AGE: 45
CLASS: MALE NONSMOKER                                FACE AMOUNT: $431,678
                                                        DEATH BENEFIT OPTION: C
CASH VALUE ACCUMULATION TEST                            ANNUAL PREMIUM: $10,000

                         TOTAL                 END OF YEAR DEATH BENEFIT
                       PREMIUMS            ASSUMING HYPOTHETICAL GROSS ANNUAL
         END OF        PAID PLUS                  INVESTMENT RETURN OF
         POLICY       INTEREST AT         ------------------------------------------------
          YEAR            5%                 0%               6%               12%
         ------       -----------         --------         --------         ----------
            1          $ 10,500           $441,678         $441,678         $  441,678
            2          $ 21,525           $451,678         $451,678         $  451,678
            3          $ 33,101           $461,678         $461,678         $  461,678
            4          $ 45,256           $471,678         $471,678         $  471,678
            5          $ 58,019           $481,678         $481,678         $  481,678
            6          $ 71,420           $491,678         $491,678         $  491,678
            7          $ 85,491           $501,678         $501,678         $  501,678
            8          $100,266           $511,678         $511,678         $  511,678
            9          $115,779           $521,678         $521,678         $  521,678
           10          $132,068           $531,678         $531,678         $  531,678
           15          $226,575           $581,678         $581,678         $  581,678
           20          $347,193           $631,678         $631,678         $  631,678
           25          $501,135           $681,678         $681,678         $  939,791
           30          $697,608           $731,678         $731,678         $1,608,545
           35          $948,363           $781,678         $781,678         $2,698,380

              END OF YEAR ACCUMULATED VALUE    END OF YEAR NET CASH SURRENDER VALUE
            ASSUMING HYPOTHETICAL GROSS ANNUAL  ASSUMING HYPOTHETICAL GROSS ANNUAL
   END OF          INVESTMENT RETURN OF                INVESTMENT RETURN OF
   POLICY   ---------------------------------- -------------------------------------
    YEAR        0%         6%         12%          0%          6%           12%
   ------   ---------------------------------- ----------- ----------- -------------
      1     $    7,103 $    7,590 $      8,079 $         0 $         0 $           0
      2     $   14,030 $   15,448 $     16,925 $     4,430 $     5,847 $       7,325
      3     $   20,786 $   23,587 $     26,632 $    12,386 $    15,187 $      18,231
      4     $   27,404 $   32,072 $     37,347 $    20,203 $    24,872 $      30,147
      5     $   33,908 $   40,938 $     49,200 $    27,908 $    34,937 $      43,200
      6     $   40,307 $   50,211 $     62,328 $    35,507 $    45,411 $      57,528
      7     $   46,603 $   59,917 $     76,881 $    43,002 $    56,317 $      73,281
      8     $   52,788 $   70,073 $     93,013 $    50,388 $    67,673 $      90,613
      9     $   58,855 $   80,695 $    110,901 $    57,655 $    79,495 $     109,701
     10     $   64,785 $   91,791 $    130,728 $    64,785 $    91,791 $     130,728
     15     $   99,575 $  164,047 $    278,376 $    99,575 $   164,047 $     278,376
     20     $  126,199 $  251,622 $    525,001 $   126,199 $   251,622 $     525,001
     25     $  141,376 $  358,827 $    930,486 $   141,376 $   358,827 $     930,486
     30     $  137,029 $  491,310 $  1,592,619 $   137,029 $   491,310 $   1,592,619
     35     $  100,742 $  661,115 $  2,671,664 $   100,742 $   661,115 $   2,671,664

--------
All premium payments are illustrated as if made at the beginning of the policy year.

This illustration assumes no policy loans or partial withdrawals have been made.

THE DEATH BENEFITS, ACCUMULATED VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE ACCOUNTS. NO REPRESENTATION CAN BE MADE BY US, THE SEPARATE ACCOUNT OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THIS IS AN ILLUSTRATION ONLY. AN ILLUSTRATION IS NOT INTENDED TO PREDICT ACTUAL PERFORMANCE. INTEREST RATES, DIVIDENDS, AND VALUES SET FORTH IN THE ILLUSTRATION ARE NOT GUARANTEED.

                   FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE

   ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES AND NET CASH SURRENDER
              VALUES BASED ON GUARANTEED COST OF INSURANCE RATES

ISSUE AGE: 45
CLASS: MALE NONSMOKER                                FACE AMOUNT: $431,678
                                                        DEATH BENEFIT OPTION: C
CASH VALUE ACCUMULATION TEST                            ANNUAL PREMIUM: $10,000

                         TOTAL             END OF YEAR DEATH BENEFIT ASSUMING
                       PREMIUMS                HYPOTHETICAL GROSS ANNUAL
         END OF        PAID PLUS                  INVESTMENT RETURN OF
         POLICY       INTEREST AT         --------------------------------------------------
          YEAR            5%                 0%                6%                 12%
         ------       -----------         --------          --------          ----------
            1          $ 10,500           $441,678          $441,678          $  441,678
            2          $ 21,525           $451,678          $451,678          $  451,678
            3          $ 33,101           $461,678          $461,678          $  461,678
            4          $ 45,256           $471,678          $471,678          $  471,678
            5          $ 58,019           $481,678          $481,678          $  481,678
            6          $ 71,420           $491,678          $491,678          $  491,678
            7          $ 85,491           $501,678          $501,678          $  501,678
            8          $100,266           $511,678          $511,678          $  511,678
            9          $115,779           $521,678          $521,678          $  521,678
           10          $132,068           $531,678          $531,678          $  531,678
           15          $226,575           $581,678          $581,678          $  581,678
           20          $347,193           $631,678          $631,678          $  631,678
           25          $501,135           $681,678          $681,678          $  701,660
           30          $697,608           $      0*         $731,678          $1,137,639
           35          $948,363           $      0*         $      0*         $1,775,149

               END OF YEAR ACCUMULATED VALUE       END OF YEAR NET CASH SURRENDER VALUE
             ASSUMING HYPOTHETICAL GROSS ANNUAL     ASSUMING HYPOTHETICAL GROSS ANNUAL
   END OF           INVESTMENT RETURN OF                   INVESTMENT RETURN OF
   POLICY   -------------------------------------- --------------------------------------
    YEAR        0%          6%            12%          0%          6%            12%
   ------   ----------- -----------  ------------- ----------- -----------  -------------
      1     $    7,103  $     7,590  $       8,079 $        0  $         0  $           0
      2     $   14,030  $    15,448  $      16,925 $    4,430  $     5,847  $       7,325
      3     $   20,786  $    23,587  $      26,632 $   12,386  $    15,187  $      18,231
      4     $   27,404  $    32,072  $      37,347 $   20,203  $    24,872  $      30,147
      5     $   33,908  $    40,938  $      49,200 $   27,908  $    34,937  $      43,200
      6     $   38,024  $    47,898  $      59,999 $   33,224  $    43,098  $      55,199
      7     $   41,800  $    54,931  $      71,744 $   38,200  $    51,331  $      68,144
      8     $   45,196  $    62,004  $      84,518 $   42,796  $    59,604  $      82,118
      9     $   48,161  $    69,073  $      98,408 $   46,961  $    67,873  $      97,208
     10     $   50,634  $    76,085  $     113,511 $   50,634  $    76,085  $     113,511
     15     $   62,912  $   119,266  $     224,731 $   62,912  $   119,266  $     224,731
     20     $   53,063  $   155,998  $     407,324 $   53,063  $   155,998  $     407,324
     25     $      535  $   168,975  $     694,713 $      535  $   168,975  $     694,713
     30     $        0* $   117,089  $   1,126,375 $        0* $   117,089  $   1,126,375
     35     $        0* $         0* $   1,757,573 $        0* $         0* $   1,757,573

--------
All premium payments are illustrated as if made at the beginning of the policy year.

This illustration assumes no policy loans or partial withdrawals have been made.

*Additional payment will be required to prevent policy termination.

THE DEATH BENEFITS, ACCUMULATED VALUES AND CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE ACCOUNTS. NO REPRESENTATION CAN BE MADE BY US, THE SEPARATE ACCOUNT OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THIS IS AN ILLUSTRATION ONLY. AN ILLUSTRATION IS NOT INTENDED TO PREDICT ACTUAL PERFORMANCE. INTEREST RATES, DIVIDENDS, AND VALUES SET FORTH IN THE ILLUSTRATION ARE NOT GUARANTEED.

                             OF PACIFIC SELECT EXEC




                                Underwritten By

                         Pacific Life Insurance Company
                            700 Newport Center Drive
                                 P.O. Box 9000
                        Newport Beach, California 92660

                                Underwritten by:


PACIFIC LIFE INSURANCE COMPANY 700 NEWPORT CENTER DRIVE NEWPORT BEACH, CA 92660
                                 (800) 800-7681

                  VISIT US AT OUR WEBSITE: WWW.PACIFICLIFE.COM

                                            *


 *Membership promotes ethical market conduct for individual life insurance and annuities

FORM NO.

PACIFIC SELECT EXEC SEPARATE ACCOUNT

PART II. ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

Contents of Registration Statement

This Registration Statement on Form S-6 comprises the following papers and documents:

The facing sheet.
The cross-reference sheet.

The Prospectus consisting of 125 pages (including illustrations).
The undertaking to file reports.
Representation pursuant to Section 26(e) of the Investment Company Act of 1940 The Signatures.
Written consent of the following person (included in the exhibits shown below):

Deloitte & Touche LLP, Independent Auditors
Dechest Price & Rhoads, Outside Counsel
The following exhibits:


1. (1) (a) Resolution of the Board of Directors of the Depositor dated
           November 22, 1989 and copies of the Memoranda concerning Pacific Select Exec Separate Account dated May 12, 1988 and January 26, 1993. /1/

       (b) Resolution of the Board of Directors of Pacific Life Insurance Company authorizing conformity to the terms of the current Bylaws. /1/

   (2) Inapplicable


   (3) (a) Distribution Agreement Between Pacific Life Insurance Company and Pacific Mutual Distributors, Inc. (formerly known as Pacific Equities Network) /1/


       (b) Form of Selling Agreement Between Pacific Mutual Distributors, Inc. and Various Broker-Dealers

   (4) Inapplicable


   (5) (a) Flexible Premium Variable Life Insurance Policy /1/

       (b) Annual Renewable Term Rider (form R98-AR) /1/

       (c) Accounting Benefit Rider (form R98-AB) /1/

       (d) Accelerated Living Benefit Rider (form R92-ABR) /1/

       (e) Spouse Term Rider (form R98-ART-VL) /1/

       (f) Children's Term Rider (form R84-CT) /1/

       (g) Waiver of Charges (form R98-WC)

       (h) Accidental Death Benefit (form R84-AD) /1/

       (i) Guaranteed Insurability Rider (form R84-GI) /1/

       (j) Disability Benefit Rider (form R84-DB) /1/

   (6) (a) Bylaws of Pacific Life Insurance Company /1/

       (b) Articles of Incorporation of Pacific Life Insurance Company /1/

  (7)    Inapplicable

  (8)    Inapplicable

  (9)    Participation Agreement between Pacific Life Insurance
         Company and Pacific Select Fund /1/

  (10) Application for Flexible Premium Variable Life Insurance Policy & General Questionnaire /1/

2. Form of Opinion and consent of legal officer of Pacific Life as to legality of Policies being registered /1/

3.  Inapplicable

4.  Inapplicable

5.  Inapplicable

6.  (a) Consent of Deloitte & Touche LLP

    (b) Consent of Dechert Price & Rhoads /1/

7.  Opinion of Actuary

8.  Memorandum Describing Issuance, Transfer and Redemption Procedures /1/

9.  Power of Attorney /1/

10. Inapplicable

11. Inapplicable

12. Inapplicable

13. Inapplicable

14. Inapplicable

15. Inapplicable

16. Inapplicable

17. Inapplicable


/1/ Filed as part of Registration Statement on Form S-6 filed via EDGAR on July 31, 1998, File No. 333-60461, Accession Number 0001017062-98-001653.

UNDERTAKING TO FILE REPORTS

  Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as maybe prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940

  Pacific Life Insurance Company and Registrant represent that the fees and charges to be deducted under the variable Life Insurance Policy ("Policy") described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed in connection with the Policy.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Pacific Select Exec Separate Account of Pacific Life Insurance Company, has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 to be signed on its behalf by the undersigned thereunto duly authorized in the City of Newport Beach, and State of California, on this 19th day of November, 1998.

                                          PACIFIC SELECT EXEC SEPARATE ACCOUNT
                                                      (Registrant)

                                          BY: PACIFIC LIFE INSURANCE COMPANY
                                                       (Depositor)

                                          BY: _________________________________
                                              Thomas C. Sutton*
                                              Chief Executive Officer

*BY: /s/ DAVID R. CARMICHAEL
     David R. Carmichael
     as attorney-in-fact


(Power of Attorney is contained in the Registration Statement on Form S-6 for the Pacific Select Exec Separate Account, File No. 333-60461, Accession Number 0001017062-98-001653, as Exhibit 9.)

                                  SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, Pacific Life Insurance Company has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized all in the City of Newport Beach, and State of California, on this 19th day of November, 1998.

                                          BY: PACIFIC LIFE INSURANCE COMPANY
                                                      (Registrant)

                                          BY: _________________________________
                                              Thomas C. Sutton*
                                              Chief Executive Officer

*BY: /s/ DAVID R. CARMICHAEL
     David R. Carmichael
     as attorney-in-fact


(Power of Attorney is contained in the Registration Statement on Form S-6 for the Pacific Select Exec Separate Account, File No. 333-60461, Accession Number 0001017062-98-001653, as Exhibit 9.)

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


Signature                     Title                                  Date

____________________          Director, Chairman of the Board        __________ , 1998
Thomas C. Sutton*             and Chief Executive Officer

____________________          Director and President                 __________ , 1998
Glenn S. Schafer*

____________________          Director, Senior Vice President and    __________ , 1998
Khanh T. Tran*                Chief Financial Officer

____________________          Director, Senior Vice President and    __________ , 1998
David R. Carmichael*          General Counsel

____________________          Director, Vice President and           __________ , 1998
Audrey L. Milfs*              Corporate Secretary

____________________          Director                               __________ , 1998
Richard M. Ferry*

____________________          Director                               __________ , 1998
Donald E. Guinn*

____________________          Director                               __________ , 1998
Ignacio E. Lozano, Jr.*

____________________          Director                               __________ , 1998
Charles D. Miller*

____________________          Director                               __________ , 1998
Donn B. Miller*

____________________          Director                               __________ , 1998
Richard M. Rosenberg*

____________________          Director                               __________ , 1998
James R. Ukropina*

____________________          Director                               __________ , 1998
Raymond L. Watson*

____________________          Vice President and Controller          __________ , 1998
Edward R. Byrd*

*BY: /s/ DAVID R. CARMICHAEL                                         November 19, 1998
     David R. Carmichael
     as attorney-in-fact



(Powers of Attorney are contained as Exhibit 9 in the Registration Statement on Form S-6 of Pacific Select Exec Separate Account, File No. 333-60461, Accession Number 0001017062-98-001653.)